Exhibit 99.1

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Telewest report 2002

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Telewest’s vision is to be the UK’s leading broadband communications company. We will do this by building on our strengths in local access to the residential and business customer; by bundling multiple services; and leveraging our unique position in content. To achieve this vision we will focus our business around the strategic themes of:

>	Broadband leadership
>	Customer focus
>	Cost control

This will create a profitable company and a stable platform for future growth

01	Chairman’s Statement
02	Managing Director’s Review
05	Financial Review
14	Operating Statistics
16	Board of Directors
17	Social Responsibility
20	Report of the Directors
22	Corporate Governance
26	Directors’ Remuneration Report
34	Statement of Directors’ Responsibilities
35	Independent Auditor’s Report
36	Financial Statements (UK GAAP)
41	Notes to the Accounts
62	Auditor’s Report
63	Consolidated Financial Statements (US GAAP)
67	Notes to the Consolidated Financial Statements
89	Supplementary Financial Information
90	Shareholder Information
92	Advisors

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Chairman’s Statement

Amidst the turbulence of last year, we have emerged with a strong management team who have a clear understanding of what needs to be done to make our Company profitable.

2002 was an extremely difficult year for our Company, its employees and its shareholders. Despite building on our leadership position in broadband internet, our steady operational performance has been overshadowed by a combination of circumstances which led to the decision to restructure our balance sheet. These included the well-publicised downturn in telecoms, media and technology equities, coupled with increasingly tight capital markets, and the downgrading of the Company’s corporate credit ratings which severely limited the Group’s access to financing and its future financial flexibility. All of this contributed to a further severe decline in our share price.

The decision to restructure was taken having looked at all the available options to secure the Company’s financial future. Our financial advisors (Schroder Salomon Smith Barney and Gleacher & Co) shared the board’s view that a debt for equity swap was the most appropriate solution to our financing issues, allowing us to balance the interests of all stakeholders as fairly and equitably as possible. In September, we reached a preliminary non-binding agreement with an ad hoc committee of our bondholders to cancel approximately £3.5 billion of debt for 97% of the enlarged equity in the Company. Under this agreement, existing shareholders would retain a 3% interest in Telewest post-restructuring. As part of the proposed restructuring, we have also negotiated a preliminary agreement on revised bank facilities which we believe will provide the Group with sufficient liquidity to meet its funding needs going forward. It is in everyone’s interests to conclude this process as speedily as possible and we are working with our advisors to achieve this. We will continue to give shareholders updates on our progress as necessary.

Charles Burdick, previously group finance director, was appointed managing director following the resignation of the group chief executive, Adam Singer, in July. Mark Luiz replaced Charles as group finance director. Charles and his management team have made significant progress in redefining and implementing a new and more focused strategy in line with the changed external environment in which we operate. A strong cash focus will speed the Group’s progress towards a positive free cash flow position after the completion of restructuring.

In May, Microsoft withdrew its three non-executive directors – Dennis Durkin, Salman Ullah and Henry Vigil – from our board of directors, as it felt it would be in a better position to manage its investment in Telewest without board representation. Microsoft subsequently announced its intention to sell its 23.6% interest in Telewest – as yet no sale has been announced. In July, Liberty Media also withdrew its three non-executive directors – Robert Bennett, Miranda Curtis and Graham Hollis – from our board of directors, as Liberty Media wished to eliminate any potential conflict of interest or appearance of a conflict in any upcoming restructuring discussions.

Amidst the turbulence of last year, we have emerged with a strong management team who have a clear understanding of what needs to be done to make our Company profitable. However, this has not been without considerable personal cost to our staff, as we have undertaken a substantial redundancy programme. I would like to thank all our employees, including those who have left during the year, for their contribution to the business. I look forward to the continued support of our present employees as we work together to build a stable and secure future.

Cob Stenham
Chairman
26 March 2003

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Managing Director’s Review

BROADBAND LEADERSHIP
Broadband customers are most likely to become valuable, low churning, “triple play” customers. As at today we have 297,000 broadband customers connected and 80% broadband market-share in our cabled areas.

As we review 2002, it is a tribute to all of my colleagues at Telewest that the underlying operating performance of this business continues to progress satisfactorily. Having said that, both as a shareholder and long time employee, it has been a frustrating and disappointing year. Due to the inability to raise new capital and refinance existing debt, we reluctantly concluded, after an extensive review with our financial advisors, Schroder Salomon Smith Barney and Gleacher & Co, that a recapitalisation of the balance sheet was the only course of action available to us. As mentioned in the Chairman’s Statement, this will involve significant dilution to the holdings of our existing shareholders as we swap approximately £3.5 billion of debt for equity. This was a difficult decision, but looking forward, your board’s commitment to both the new and existing shareholders is to create real sustainable value.

Nevertheless, we achieved a modest growth in revenue to £1.3 billion and 20% improvement in EBITDA (before exceptional items) to £368 million. This is at a time when we reduced headcount and significantly cut capital expenditure. The reduction in investment necessitated by market conditions has resulted in a reassessment in the carrying value of our assets. We are not alone in this, as many of our peer companies have had to do the same. This has resulted in £1.6 billion of non-cash impairment charges; the majority of such charges relate to the elimination of goodwill established on the acquisition of cable and content assets over the past four years. Under UK accounting standards the write-down against fixed assets was only £87 million, hence our cable infrastructure remains largely unimpaired. Together with a higher interest charge following the planned increase in the level of group debt, we report an increase in the overall net loss for the year.

We have changed the way we think, work and do business
The new strategy for Telewest is based on broadband leadership, customer focus and cost control and we have made significant progress across all three in 2002. During the year, we undertook a thorough review of our business and refocused our strategy to ensure we have the right customer base and the correct product set to achieve profitable growth. There has been a strategic shift in focus from subscriber acquisition to churn reduction. We will build on our strengths in local access to the residential and business customer; the power of bundling multiple services; and our unique position in content through our ownership of Flextech.

We are a leader in broadband to the residential and business customer
Our broadband internet products easily provide our highest margins and our broadband customers are most likely to become valuable, low churning, “triple play” customers subscribing to broadband internet, telephony and television. As at today, we have 297,000 broadband customers connected and 80% broadband market-share in our cabled areas. In June, we launched our 1 Mb blueyonder broadband internet service, which was voted the Best New Telecommunications Product for 2002 at the Computing Industry Awards. Including dial-up, we have over 540,000 internet subscribers. We believe one day every one of them will be a broadband customer. This significant presence is resulting in partnerships with Microsoft, Sony and others and will enable us to consolidate our broadband leadership position.

At the end of 2002, we had 183,000 broadband triple play subscribers representing 10% of all of our residential customers. This, together with price rises, has contributed to a 4% increase in average monthly revenue per household to £41.80, the highest of any cable company in Europe. However, overall revenue growth has been impacted by net household customer losses of 7,000 in 2002, resulting from price rises and more rigorous enforcement of installation fees and disconnection policies in line with our objective of focusing on more cash generative customers. Nevertheless, Consumer Division revenues (pre-exceptionals) have grown by 6% to £910 million in 2002.

In the Business Division, we have continued to focus on high margin data and internet products. The business IP market is growing at around 20% annually whilst the data market is growing at 11%. Our goal is to leverage our local network and product set and achieve revenue growth in excess of the market. We have extended our portfolio of data services, with services such as IPVPN (internet protocol virtual private network) – a secure and scalable private network solution that enables companies to send voice, video and data through one single, efficient connection. Data and internet revenues now make up 26% of the division’s revenues (excluding Carrier Services).

We are also taking a more focused approach to customer acquisition, targeting corporates, medium-to-large enterprises and the public sector, including local and national government departments. We continue to focus on cross-selling additional data and internet services to our existing customers, who are

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CUSTOMER FOCUS
Selective investments in 2002 to improve our products, systems and processes have helped drive down digital fault rates, reduced incoming call volumes to our service centres and improved call answer times.

increasingly taking a range of products and services from us. Excluding the weak carrier market, Business revenues have increased by 5% in the year.

A programming force in pay-TV
Flextech, through its wholly owned channels combined with its share of UKTV (our joint venture with the BBC), continues to grow advertising revenues in excess of the market overall and with a 20.4% basic pay-TV viewing share, is the UK’s leading provider of basic pay-TV programming. We have achieved this as we continued our transition from being primarily an aggregator of acquired programming to more of an asset-based company through investment in original British programming. As an extension of this strategy, Ftn was launched on Freeview in January 2003, giving Flextech access to the free-to-air market for the first time. Not only does this give us potential additional viewing share and a subsequent increase in advertising revenue, but it also provides a cross-promotion vehicle to encourage free-to-air viewers to migrate to pay-TV. We also continue to strengthen our relationship with the BBC with UKTV’s launch of two channels across all platforms – UK History and UK Bright Ideas. We have also recently extended our brands by launching new time-shifted versions of our most popular channels, UK Gold+1, LivingTV+1 and Bravo+1. Content Division revenues are down £22 million compared with 2001 due primarily to the closure or sale of businesses and other one-off events, including the closure of ITV Digital which resulted in lost UKTV revenues.

We are maintaining a customer focus while controlling costs
We know the only way to be truly successful and to retain valuable customers is by offering exemplary customer service. We need to effectively match our products to our customers’ needs and improve their experience by giving them the ability to be more in control of their service. We have made progress in this area through selective investments in 2002 to improve our products, systems and processes. These improvements have helped drive down digital fault rates, reduced incoming call volumes to our service centres and improved call answer times.

This has been achieved through a digital improvement programme focused on every aspect of the digital experience from the digital headend to the customer’s TV. We have also established a national fault centre at Albert Dock in Liverpool and a national liaison centre in Sheffield to meet the needs of our customers. Customer service hours have been extended and we now carry out installations and fault repairs seven days a week. We recognise the importance of the internet as a cost-effective medium delivering high levels of customer satisfaction and have therefore introduced a range of web-based customer service interfaces such as E-billing. We also provide self help tools for our broadband customers. This allows customers to check their PC specifications before booking an install date. This is all part of our drive to change both the reality and the perception of customer service in this Company and the industry.

These improvements have been made during a time when we have had to make significant cost reductions to adapt to the changing capital markets and lower growth options available to the Company. By reducing activity levels, by not chasing growth where the cost is not merited and focusing spend on those projects yielding the most immediate returns, we have taken substantial costs out of the business. Capital expenditure has fallen 27% in 2002 to £477 million and will be even lower in 2003. We question the value of every single expenditure undertaken and unless it meets our objectives of broadband leadership or customer focus, the money is not spent. As a result of our focus on core competencies and the stabilisation of our network and products, we have had to make a number of our colleagues redundant. Our staff levels have reduced by around 1,450 during 2002. This was a difficult and painful process but necessary for the underlying health of the business.

Your management
We also have a new management team in place. Mark Luiz succeeded me as group finance director. Gavin Patterson now heads up the Consumer Division and Tony Grace manages the Business Division. These appointments combined with the technical expertise of Howard Watson as managing director of networks means that we have an experienced and knowledgeable cable management team to execute the business strategy.

Jane Lighting who managed Flextech was recently recruited as the new head of Five, the terrestrial television channel. We are sorry to see her go, but have a strong team which will be managed by Mark Luiz, previously head of Flextech, while we search for a replacement.

REGULATORY
Telecommunications
In January 2003, following a ruling by the Competition Commission, Oftel stated that a one-off 15% cut in the price

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Managing Director’s Review
continued

of calls to mobiles will be imposed, followed by further inflation-linked annual price reductions of up to 15% for a period of four years. These reductions will be effective from 25 July 2003, provided the mobile operators are not successful in challenging this ruling via judicial review. As Telewest originates a significant volume of calls to mobiles, Oftel’s decision will have a considerable downward effect on the costs we incur in delivering these calls to mobile operators. We are exploring options to provide even more innovative telephone packages, so that we can pass value on to our customers.

Broadcast
In December 2002, the OFT announced that although BSkyB had been found to have a dominant position in the market for the wholesale supply of premium sports and movie channels, it had not abused that dominant position contrary to the Chapter II prohibition of the Competition Act 1998. While disappointed by the ruling, Telewest did not appeal. We anticipate renegotiating a new premium channel deal with BSkyB, which will allow the Company to profitably expand and promote these channels and gain incremental customers in the process.

General
The Communications Bill was introduced by the Government in the House of Commons in November 2002 and is progressing through Parliament. Once enacted, this legislation will transfer the regulatory functions of Oftel, the ITC, the Broadcasting Standards Commission, the Radio Authority and the Radiocommunications Agency to OFCOM. We look forward to the streamlining of the number of regulatory authorities we deal with and continuing deregulation of the markets within which we operate. We support the move away from specific forms of market regulation to reliance on the use of general competition law where and when appropriate.

SUMMARY
The repositioning of the Company in 2002 provides a sound platform for growth after our financial restructuring is completed. With a strong management team and a clearly defined strategy, we believe we are well positioned to speed our progress to profitability and realise our vision of being the leading broadband communications company in the UK.

Charles Burdick
Managing Director
26 March 2003

COST CONTROL
By reducing activity levels, by not chasing growth where the cost is not merited and focusing on those projects yielding the most immediate returns, we have taken substantial costs out of the business. Capital expenditure has fallen 27% to £477 million and will be even lower in 2003.

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Financial Review

Telewest Communications plc prepares financial statements under UK and US generally accepted accounting principles, (GAAP), both of which are included in this report. Financial statements prepared under UK GAAP can be found on pages 36 to 61, financial statements prepared under US GAAP can be found on pages 63 to 88.

FINANCIAL RESTRUCTURING
On 30 September 2002, we announced that we had reached a preliminary agreement relating to a financial restructuring (the “Financial Restructuring”) with an ad hoc committee of our bondholders (the “Bondholder Committee”). That agreement provides for the cancellation of all outstanding notes and debentures (the “Notes”), representing approximately £3.5 billion of indebtedness, issued by the Company and Telewest Finance (Jersey) Limited and certain other unsecured foreign exchange hedge contracts (the “Hedge Contracts”) of the Company in exchange for New Ordinary Shares (“New Shares”) representing 97% of the issued share capital of the Company immediately after the Financial Restructuring. The Company’s current ordinary shareholders will receive the remaining 3% of the Company’s issued ordinary share capital.

We also announced on 30 September 2002 that we were deferring payment of interest under certain of our Notes and the settlement of the Hedge Contracts. Such non-payment continues and has resulted in defaults under the Group’s bank facilities and a number of other financing arrangements. Based on one such default, in respect of non-payment of approximately £10.5 million to a Hedge Contract counter-party, that counter-party has filed a petition for the winding-up of the Company with a UK court. The Company intends to deal with this claim as part of the overall restructuring of its unsecured debt obligations and does not believe that the legal action will delay or significantly impede the Financial Restructuring process. The Company will of course continue to meet its obligations to its suppliers and trade creditors and this legal action is expected to have no impact on customer service.

On 15 January 2003, we announced that we had reached a non-binding agreement with respect to the terms of amended and restated credit facilities, with both the steering committee of our senior lenders and the Bondholders Committee. In addition, the terms of these facilities have received credit committee approval, subject to documentation and certain other issues, from all of our senior lenders, save for those banks which are also creditors by virtue of the unsecured

Hedge Contracts with which we will deal in the overall Financial Restructuring.

The terms of the amended and restated bank facilities are as follows:

•	the amended facilities total £2,155 million, comprising term loans of £1,840 million, £190 million of committed overdraft and revolving credit facilities and an uncommitted term facility of £125 million;

•	the amended facilities do not amortise; and the majority of the facilities will mature on 31 December 2005 with the balance maturing on 30 June 2006;

•	financial covenants will be re-set to reflect the Company’s new business plan; and

•	the pricing on the facilities will be increased to reflect market sentiment.

These amended facilities will replace the Group’s existing bank facilities, (the “Senior Secured Facility”) and are, as noted above, conditional on various matters, including the satisfactory finalisation of arrangements for dealing with foreign exchange creditors and the completion of our balance sheet restructuring. These amended credit facilities will provide the Company with substantial liquidity, which is expected to be sufficient to see the Company through to cash flow positive after completion of the Financial Restructuring.

Negotiations are continuing with the Bondholder Committee, the Company’s senior lenders and certain other major stakeholders with a view to the timely completion of the Financial Restructuring.

GOING CONCERN
These financial statements have been prepared on a going concern basis and do not include any adjustments that would arise as a result of the going concern basis of preparation being inappropriate. The board of directors have confidence in the successful conclusion of a restructuring of the Company’s balance sheet (and any required amendments to the Senior Secured Facility) and, together with and on the basis of cash flow information that they have prepared, the directors consider that the Group will continue to operate as a going concern for a period of at least 12 months from the date of issue of these financial statements. Any restructuring will

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Financial Review
continued

require the approval of the Company’s bankers and various stakeholders. Inherently, there can be no certainty in relation to any of these matters.

OVERVIEW OF GROUP RESULTS
Except where stated otherwise, this overview is before all exceptional items and is based on UK GAAP.

Total turnover (including our share of UKTV, our joint venture with the BBC) for the year ended 31 December 2002 increased 2% to £1,347 million compared to 2001, driven mainly by 6% growth in the Consumer Division to £910 million. Content Division revenues, including UKTV, fell by £22 million primarily due to the disposal of non-core businesses and the closure of ITV Digital. Business Division revenues fell by £7 million reflecting continuing weakness in the carrier market.

Gross margin improved from 63% to 68% for the year with strong improvements in CATV margins, rising telephony margins and a growing number of high margin broadband subscribers. CATV margins improved from 57% to 62% as a result of selected price rises, a reduction in the proportion of subscribers taking lower margin BSkyB premium channels and cost reductions in programming. Telephony margins have improved from 69% to 71% as a result of selected price increases, an improvement in the mix of telephony revenue, improved routing of telephony traffic and a reduction in termination rates for certain calls. Gross margin is stated after having taken into account cost of sales, before depreciation.

Selling, general and administrative expenses (“SG&A”) for the year were £499 million, up £8 million on 2001. SG&A includes £25 million of redundancy costs.

As a result of the continuing improvements in revenue, gross margin and cost control, EBITDA for the year was £368 million, up 20% on 2001. EBITDA margin grew from 24% to 29% for the year. Including our £11 million share of UKTV’s EBITDA, the Group’s EBITDA grew 19% to £379 million.

Net loss for the year improved from £801 million to £506 million. The improvement was as a result of the 19% improvement in EBITDA, net foreign exchange gains relating to our US Dollar-denominated debt, and lower goodwill amortisation costs, partially offset by higher depreciation and interest charges.

Exceptional Items
The Group has provided £16 million against turnover as a result of a VAT & Duties Tribunal judgement in a dispute over the VAT status of our cable TV listings magazines. Previously this was disclosed as a contingent liability. The amount arises from VAT payable in the period from January 2000 to July 2002. The Company has appealed against this ruling. An exceptional amount of £2 million has also been provided for interest on the amount in dispute.

The Group has provided £22 million for the exceptional legal and professional costs of its Financial Restructuring incurred in 2002. Additionally, £29 million is included in interest payable relating to an exceptional write-off of bank facility fees previously expensed over the life of our Senior Secured Facility. This is being renegotiated as part of our Financial Restructuring.

On 14 March 2003, Telewest notified its Senior Lenders that, as a result of these exceptional items and their impact on Telewest’s net operating cash flow, it would breach certain financial covenants under its bank facility in respect of the quarter ended 31 December 2002.

Reflecting the current market conditions, the Group has performed impairment tests on the carrying value of its assets. The impairment review was carried out in accordance with UK Accounting Standards to ensure that the carrying value of our separately identifiable assets in both Cable and Content Divisions are stated at no more than recoverable amounts being the higher of net realisable value and value in use. This has resulted in £1,643 million of exceptional non-cash charges in the year. The charge comprises of impairment to the goodwill on acquisition of the following assets: £1,110 million in respect of our acquired cable franchises, £376 million relating to Flextech and £70 million for UKTV. There has been an additional impairment charge of £87 million to the Cable Division’s tangible fixed assets. Non-cash impairment charges were £1,130 million in 2001.

Net loss after exceptional items for the year was £2,218 million compared to £1,935 million last year.

In the discussion of the financial results that follows, unless specifically noted, all references to figures are identical under UK and US GAAP.

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CONSUMER DIVISION REVENUE
Consumer Division revenues (before the exceptional VAT item) increased £53 million, or 6% to £910 million in 2002. This is a result of the increased take-up of broadband products, increased multi-service penetration and selected price rises. These contributed to monthly average revenue per household growing 4% to £41.80.

The percentage of subscribers taking two or more services grew from 69% to 70% by the end of 2002. The number of triple play customers (our most profitable customer segment), has grown three-fold to 183,143. They account for 10% of our customer base compared with 3% at the end of 2001.

In line with our strategic focus on more cash generative customers, we introduced selected price rises and implemented more rigorous enforcement of installation fees and disconnection policies during 2002. These policies contributed to net household customer losses of 6,994. Additional initiatives implemented in 2003 include the introduction of a £50 up-front payment by all new customers, which can be offset against any installation fee or subscription payment. We have also continued to tighten our credit control policy and no longer actively market our Entry TV package to new subscribers. We believe such initiatives will result in higher revenue and lower cost contributing to increased profitability, cash generation and churn reduction although they may not lead to overall subscriber growth in the short term.

Telewest has previously reported churn on a product basis for broadband internet, residential telephony and CATV. We have now added household churn, which measures those customers who disconnect entirely from Telewest (the full definition is provided in the operating statistics which follow this Financial Review). Household churn was 18.2% in 2002 overall, although this had fallen to 15.7% in the fourth quarter. This measure includes “uncontrollable disconnections” being customers disconnecting when they move out of our addressable areas (being approximately 20% of the UK’s households).

After the exceptional VAT item, Consumer Division revenues increased £37 million or 4% to £894 million in 2002. This is the same under both UK and US GAAP.

Internet and other
Internet and other revenues (before the exceptional VAT item) increased 98% to £79 million in 2002. Broadband subscribers tripled to 262,219 by the end of 2002, paying an average of £25.12 per month. 70% of broadband customers subscribe to the full triple play and 93% take at least one other product. Broadband is also successful in attracting new customers to Telewest, with 33% of broadband installations being subscribers who are new to Telewest. We have, however, seen an increase in broadband churn from 7.5% to 12.4% as some customers, who were initially attracted by promotions, disconnected.

In June, we added to our standard 512 Kb blueyonder broadband service, with the launch of a 1 Mb service priced at £35 a month for those customers taking additional Telewest services or £39.99 if taken alone. At 31 December 2002, 26,676 customers, or 10% of all our broadband subscribers took this service.

Broadband growth has continued and as at 26 March 2003 we had 297,000 broadband subscribers, of which 31,000 took the 1 Mb service.

Together with dial-up internet services, we had 540,445 internet customers by the end of 2002, representing growth of 39% during the year. Dial-up is led by SurfUnlimited, our fixed-fee unmetered service, which despite a £1 increase in the price to £13, remains one of the lowest cost unmetered services in the UK today. At the end of 2002, we had 193,201 SurfUnlimited customers. We continue to see a migration of internet customers from dial-up services to broadband. As a result, 28% of the broadband customers we added during 2002 were upgraded from SurfUnlimited. The price of our metered Pay-As-You-Go internet service has also risen from 1.5p per minute to 2p as we encourage these subscribers to upgrade to an unmetered service.

Other revenues, before the £16 million exceptional VAT item described above, were £5 million in 2002 (£9 million in 2001). These derived from the sales of cable TV listings publications which ceased in November 2002.

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Financial Review
continued

After the VAT exceptional item, Internet and other revenues increased 58% to £63 million, which is the same under both UK and US GAAP.

Residential telephony
Residential telephony revenues increased £7 million, or 1% to £495 million in 2002. Residential telephony subscribers remained relatively flat at 1,614,324 at the end of 2002, with penetration at 34.4%, although residential telephony lines fell 3% to 1,717,191, as second line penetration decreased with the migration of dial-up internet customers to broadband. Average telephony subscriber churn increased from 16.5% to 17.3%.

Average monthly revenue per line increased 2% to £23.16 in 2002. Average monthly revenue per subscriber has decreased £0.17 to £24.92. The benefits of selected price rises and the continued success of Talk Unlimited, have been offset by a decrease in call volumes as a result of subscribers substituting mobile for fixed line telephone calls, falling second line penetration and the transfer of telephony traffic for calls made by our subscribers to a large ISP, from our Consumer Division to our Carrier Services Unit, which will now be billed on a flat rate basis.

The number of subscribers to Talk Unlimited, our 24-hour, 7 days-a-week flat rate unmetered residential voice service for local and national calls in the UK, has continued to increase. By the end of the year we had 360,662 Talk Unlimited subscribers representing 22% of our residential telephony base.

In 2003, we further improved our flat rate telephony services by launching Talk Evenings and Weekends, a telephony service offering unlimited local and national evening and weekend calls to anywhere in the UK, including line rental for only £17.50 per month. Early indications of take-up are encouraging. On 1 March, we expanded this range further by launching Talk International for £3 per month, which offers reduced rates to all international destinations. We are also improving the value for our telephony consumers by offering free voicemail.

Cable television (CATV)
CATV revenues increased £7 million to £336 million in 2002, due to selected price rises in April and August and the continued migration of analogue subscribers to digital. This has been offset by a reduction in the number of Sky premium channels sold (with the pay-to-basic ratio falling to 72% from 80%), a change in the mix of basic packages selected and a decrease in CATV subscribers. Subscribers have fallen 47,973 to 1,293,811 with penetration down from 28.5% to 27.5%, as CATV subscriber churn increased to 21.5% from 18.7%. Average CATV revenue per customer remained flat for the year at £20.82 per month.

As CATV requires the highest up-front investment of all of our products and provides the lowest margins, it has been disproportionately affected by our new focus on cash generation and on more profitable customer segments. The initiatives we have implemented to improve mix and target more profitable customers have led to fewer acquisitions and price rises have inevitably led to higher disconnections, hence a fall in overall TV subscribers. The initiatives implemented include a price rise in August on our Entry package for new customers, the decision to stop marketing our Entry TV package for sale to new subscribers and the requirement that any customer who wishes to subscribe to CATV as a stand-alone product must take our top-tier basic package, Supreme. We have also withdrawn the Essential Plus package for new subscribers to encourage customers to take the Supreme package.

Despite this, the number of digital TV subscribers increased 18% to 857,472, representing 66% of our CATV subscribers although the migration of analogue customers to digital has slowed in the second half of the year following the increased focus on cash generation. However, digital TV remains a core product within our bundled offering and we continue to enhance the value offered. In 2002, we added Sky One, the Hallmark Channel, UK Gold+1 and LivingTV+1 to our Essential package and we introduced Sky Sports News and UK History to our digital starter pack. We also enhanced our TV platform with red button functionality permitting customers to interact

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with eTV-enabled programmes. 50% of digital customers accessed the Football World Cup service, 43% accessed the Wimbledon Tennis service and 850,000 Big Brother votes were registered using this service. In 2003, improvements to our digital TV packages continue with the addition of ten new basic entertainment channels and Sky Multiplex (offering nine extra movie channels), providing even more choice and value.

BUSINESS DIVISION REVENUE
The Business Division comprises our Business Services Division and our Carrier Services Unit. Total revenues decreased 3% to £267 million in 2002, due mainly to a weak carrier services market. However, business telephony lines increased 5% to 466,820 and overall customer accounts grew 1% to 73,746 in 2002.

Business Services Division revenues, which include the sale of voice and data services, primarily to SMEs (small to medium sized enterprises), corporates and the public sector, increased £11 million or 5% to £224 million in 2002. This division has benefited from both revenue growth and margin improvement from the strategic focus on high margin data and internet products. We also continue to leverage our local network and product set and focus on upselling to existing customers.

This focus has resulted in existing customers renewing contracts and extending services with us. For example, ‘The Scotsman’ newspaper, which extended its existing contract with us for another three years and is taking additional data services including IPVPN (Internet Protocol Virtual Private Network) with MPLS (Multi Protocol Label Switching) across various sites. It is also implementing a new Automatic Call Distribution (ACD) system to enhance call handling services in its call centre and is adopting a new internet structure.

Other new data contracts include one providing Littlewoods Leisure with the capacity to run a VOIP (Voice Over Internet Protocol) service. This service ensures the delivery of high quality voice communications across our IP Network, which is constantly monitored to ensure that there is sufficient bandwidth to prioritise the customer’s delivery requirements.

Public sector activity has also been strong during 2002. A major contract was signed with Newcastle City Council to manage the joining of 15 local libraries to the Telewest Schools Wide Area Network, into which 113 schools are connected. The contract is worth £2.1 million over five years. In addition we signed a contract with neighbouring Gateshead City Council to provide a voice and data network in their Housing/Neighbourhood offices.

Our Carrier Services Unit offers our fibre optic national network to other carriers and operators (such as T-Mobile) for voice and data communications. Revenues from carrier services tend to be derived from a relatively small number of high value, short and long-term contracts and therefore can fluctuate from year-to-year. Revenues fell £18 million to £43 million in 2002 as the overall carrier market in the UK weakened.

In the Business Division the difference between UK and US GAAP revenues is primarily due to the revenue recognition conventions on certain carrier services contracts. Under US GAAP, our Business Division revenues increased £15 million or 6% to £283 million in 2002, as the Carrier Services Unit’s results benefited after one of its customers, Atlantic Telecommunications, was placed in administration. This led to the release of £8 million of deferred revenue previously being recognised over 20 years. There was no cash impact arising from this treatment.

CONTENT DIVISION REVENUE
Our Content Division’s turnover (including its share of UKTV turnover and before elimination of inter-divisional trading) was £185 million, compared with £206 million in 2001. This is a result of the sale of certain businesses during 2001 and 2002 and the non-recurrence of one-off revenue benefits arising in 2001. The closure of ITV Digital also had an impact through lost subscription revenue for UKTV although none of the wholly owned channels were carried on the ITV Digital platform. Subscription revenues were down 4% to £65 million (including our 50% share of UKTV) in 2002. This was partially offset by strong subscriber growth at BSkyB and improved tiering at NTL.

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Financial Review
continued

Advertising revenues of £73 million (including our 50% share of UKTV) for the year were up 12% in a market that saw only a 5% overall rise. The Content Division’s advertising revenue performance derives from the relative viewing strength of its channels, with its viewing share in pay-TV homes growing from 6.1% to 6.6% and its share of basic viewing remaining stable at 20.4% in spite of increased competition in the multichannel market. In 2002, UK Gold was the second most watched basic-pay channel in pay-TV homes, with LivingTV the sixth. The Content Division grew its market share with a 3.4% share of the TV advertising market in the UK, up from 3.0% in 2001.

Under UK and US GAAP Content Division revenues are reported after inter-company elimination and exclude our share of UKTV revenues. In 2002, Content Division revenues decreased to £106 million compared with £129 million in 2001, for the reasons given above.

OPERATING EXPENSES (before depreciation and amortisation)
Increased cost control led to a £39 million, or 4% reduction in operating expenses (before exceptional items) to £915 million including redundancy costs of £25 million in 2002. Operating expenditure consists of costs of programming, telephony expenses, the acquisition of programming content for our Content Division and SG&A. After an exceptional item of £22 million relating to costs incurred as a result of the Financial Restructuring, operating expenses fell £17 million to £937 million in 2002.

Consumer programming expenses fell £14 million or 10% to £128 million in 2002. As a percentage of CATV revenues, programming expenses improved to 38% from 43% in 2001. Programme costs reflect payments to programme providers generally based on the numbers of subscribers to individual channels under long-term contracts or, in the case of BSkyB’s premium programming, an industry rate-card. These costs have fallen as a result of an increase in the number of our TV subscribers taking packages with fewer or no premium channels and favourable contract renegotiations with certain programme suppliers. This is partially offset by increased costs of programming for our digital packages which have more channels than their analogue counterparts.

Telephony expenses fell 8% to £218 million in 2002. These are principally payments to third-party network providers for terminating calls which originate on Telewest networks. This decrease resulted from improved re-routing of traffic to least-cost providers, a reduction in termination rates for certain calls, an improvement in the mix of telephony revenue and the non-recurrence of £7 million of cost relating to our Carrier Services Unit expensed in 2001.

The Content Division’s cost of sales for 2002 was £70 million compared with £83 million for 2001. This consists mainly of the costs of programming shown on its TV channels and the costs of advertising sales those channels receive. The decrease has resulted from lower costs following the closure of transactional businesses in 2001 and 2002 and the costs of a one-off sale of programming rights in 2001.

Excluding Financial Restructuring costs, SG&A was £499 million in 2002, up £8 million on 2001. Staff costs increased £18 million to £275 million (after capitalisation) reflecting redundancy costs of £25 million as a result of an employee reduction programme completed during 2002, offset by decreased ongoing payroll costs following completion of this programme which reduced our workforce 14% to approximately 9,200. Including Financial Restructuring exceptional costs, SG&A increased £30 million to £521 million in 2002.

Operating expenses before depreciation, amortisation and impairment of assets under US GAAP fell £15 million or 2% to £942 million in 2002. The difference between UK and US GAAP is due primarily to the treatment of telephony installation costs included within SG&A. SG&A under US GAAP totalled £526 million in 2002 (£497 million in 2001).

EBITDA
The Group’s consolidated EBITDA increased £24 million or 8% to £330 million in 2002. Pre-exceptional EBITDA, which improved in each successive quarter of 2002, was £368 million, a growth of 20%. Under US GAAP, EBITDA increased 15% to £341 million in 2002.

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DEPRECIATION AND AMORTISATION
Depreciation expense increased to £577 million in 2002. This increase of £132 million is principally attributable to an exceptional write-down of £87 million in 2002 for the fixed asset impairment of certain Cable Division assets. The remainder of the increase related to additional capital expenditure for the installation of new subscribers and the upgrade of parts of our network.

Under US GAAP depreciation expense before impairment of tangible assets (£841 million) increased £26 million to £495 million in 2002, due to additional expenditure for the installation of new subscribers and the upgrade of parts of our network.

Following impairment reviews in both years, amortisation of goodwill increased to £1,605 million in 2002 from £1,173 million. In 2002 the exceptional non-cash impairment charge was £1,486 million (£1,110 million in respect of Cable Division assets and £376 million in respect of Content Division assets), which compares with £992 million for Content Division assets in 2001.

Under US GAAP, with effect from January 2002, goodwill is no longer amortised but is subject to annual review for impairment. Following such a review the impairment charge was £1,445 million for 2002 compared with £766 million in 2001.

OTHER INCOME AND EXPENSE
Interest payable and similar charges increased £109 million to £603 million in 2002. This consisted of interest payable of £477 million (£453 million in 2001), foreign currency exchange losses of £74 million (£15 million in 2001) and other financing costs of £52 million (£26 million in 2001). Other financing costs include an exceptional £29 million write-off of bank facility fees, which were previously being amortised over the lifetime of our Senior Secured Facility. The balance of other financing costs are fees incurred for the issuance of financing instruments, our share of interest of associated undertakings and joint ventures and interest charges in respect of the exceptional VAT adjustment. The increase in interest payable was primarily a result of additional borrowing to fund the installation of new subscribers and the upgrade of parts of our network and general working capital.

Interest receivable and similar income totalled £309 million (£15 million in 2001). £290 million of this related to exchange gains on foreign currency translation as a result of the US Dollar movement against the pound sterling. Previously our US Dollar-denominated debt was substantially hedged; however, following the termination of our derivative arrangements our Dollar-denominated liabilities are no longer hedged and have been translated at year-end exchange rates. Interest income was also higher at £19 million (£15 million in 2001) due to higher cash balances.

Under US GAAP, interest income and expense differs largely due to the treatment of foreign exchange gains and losses and bank facility fees. Under US GAAP foreign exchange gains and losses are netted and shown separately from interest. Also, until the revised bank facility becomes unconditional, bank facility fees are not written-off under US GAAP and continue to be amortised over the life of the original bank facility which has a final maturity date of 2008. Interest expense under US GAAP increased to £515 million (£487 million in 2001), and interest income was £19 million (£15 million in 2001).

Amounts written-off investments under UK GAAP totalled £117 million, comprising of an exceptional non-cash impairment charge for UKTV of £70 million plus other non-cash impairment charges of £47 million relating to other investments principally SMG. Under US GAAP, the charge against these investments is £130 million, which is greater due to higher values assigned to these investments under US GAAP on acquisition. This charge is included in share of net losses of affiliates and impairment which amounts to £118 million (£216 million in 2001).

During 2002, the Group sold its investments in subsidiary undertakings The Way Ahead Group and Maidstone Studios and in its associated undertakings TV Travel Group and SMG making an aggregate gain on disposals of £36 million. In 2001, the Group closed HSNDI (a Florida-based subsidiary) incurring a loss of £4 million.

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Financial Review
continued

NET LOSS
After exceptional items of £1,712 million in 2002 and £1,134 million in 2001, net loss for the year was £2,218 million compared to £1,935 million in 2001.

Net loss for the year before exceptional items decreased £295 million to £506 million as EBITDA increased £62 million and net exchange gains on foreign currency translation increased £231 million as explained above, together with lower goodwill amortisation costs, which were partially offset by higher depreciation and interest charges.

Under US GAAP, after the impairment charges for tangible assets of £841 million (£ nil in 2001), intangible assets of £1,445 million (£766 million in 2001) and affiliates of £130 million (£202 million in 2001) the final net loss for the year was £2,776 million (£1,741 million in 2001).

FINANCING
The Group had gross debt of £5,659 million at 31 December 2002 (£5,132 million in 2001). Gross debt comprised £2,000 million of bank debt, £231 million of leasing and vendor financing, £9 million of other loans and £3,419 million consisting of a series of long-term high yield and convertible bonds. At the year-end, the quoted market price of these bonds was £777 million. After cash at bank and in hand of £390 million and restricted cash deposits of £12 million net debt at 31 December 2002 was £5,257 million (£5,098 million in 2001).

In view of the continuing progress with the Financial Restructuring, on 31 October 2002 the Company announced that it had determined to continue to defer the payment of interest under certain of its Notes and the settlement of foreign exchange hedge contracts. Failure to pay interest on these Notes beyond a 30 day grace period, gave the holders of 25% of each series of affected Notes the right to demand repayment of the principal amount of, and accrued interest on, those Notes. As anticipated, in addition to creating a default under the affected bonds, the decision to defer such payments had resulted in defaults under the Group’s bank facilities and a number of other financing arrangements. Those financing arrangements which were either in default (or which were capable of being accelerated based on an ongoing event of default) at the year-end have been reclassified as current liabilities. Since the Balance Sheet date a number of interest payments, which became due but were not paid, resulted in events of default occurring in respect of additional financing arrangements. As at the date of this financial review, the Senior Notes due 2006, Senior Discount Notes due 2007, Senior Notes due 2008, Senior Convertible Notes due 2005, Senior Convertible Notes due 2007 and Senior Notes due 2010 (both Sterling and US Dollar-denominated) were all subject to acceleration in accordance with the terms of the indentures under which they were issued. In addition, as a result of existing defaults in respect of the Group’s bank facilities, a two-thirds majority of our senior lenders could require that we repay all amounts outstanding under those bank facilities and/or restrict our ability to access our otherwise available cash.

Operating cash inflow under UK GAAP was £391 million and £348 million in 2002 and 2001, respectively. Net cash outflow from interest and similar charges was impacted by the decision to defer interest payments as part of the Financial Restructuring process and totalled £287 million compared with £379 million in 2001. As a result of our more cash generative approach to capital expenditure and cash proceeds of £73 million from the disposal of non-core subsidiaries and associates, cash outflow in funding investing activities totalled £376 million net compared with £570 million in 2001.

Cash flow in respect of capital expenditures amounted to £447 million in 2002 (£546 million in 2001). This related to the installation of new subscribers and the upgrade of parts of our network.

In total, net cash inflow from financing activities was £639 million (£560 million in 2001). Drawdowns from our bank facility totalled £640 million in 2002, we benefited from net proceeds of £76 million from the maturity of forward contracts (as detailed below) and £9 million from UKTV for loan repayments. Outflows included £51 million for the capital element of finance leases and £33 million outflow relating to the repayment of a loan secured on our shareholding in SMG which was sold during the year. The balance relates to the repayments of other loans.

As mentioned above we have terminated a number of foreign exchange contracts during 2002. In March 2002, we terminated certain US Dollar/pound sterling exchange rate hedging arrangements with a nominal amount of $999 million (£688 million); termination of these arrangements netted

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£74 million cash inflow to us. A further £30 million cash inflow was realised by us in May 2002 through the termination of additional foreign exchange rate hedging arrangements with a nominal amount of $367 million (£253 million). During the third quarter of 2002, we terminated further foreign exchange hedging arrangements with a nominal value of $2.3 billion (approximately £1.5 billion). Contracts with a nominal value of $1 billion were settled in cash resulting in an outflow of £28 million. Remaining contracts with a nominal value of $1.3 billion have yet to be settled for a total cost of £33 million of which £19 million was due on 1 October 2002. We have deferred such payments and will consider them in the context of our Financial Restructuring.

As a result of drawdowns from our Senior Secured Facility, cash realised on the termination of certain foreign exchange contracts and the proceeds of the disposal of our shareholdings in certain subsidiaries and associates, the Group had cash and short-term deposit balances of £390 million at 31 December 2002.

CAPITAL EXPENDITURES
The Group’s capital expenditures during the year related to the installation of new subscribers and the upgrade of parts of our network. Additions to fixed assets in 2002 totalled £477 million, a decrease over 2001 of £176 million or 27%.

As at 31 December 2002, our broadband network was capable of providing 77% of the homes in our franchises with our services. 94% of our homes passed and marketed are now broadband enabled to provide our full suite of broadband internet, digital TV and telephony services. We anticipate that capital expenditures associated with our existing and currently planned services will be largely driven by connecting subscribers and will vary depending upon the take-up of our services.

MARKET RISK
 Interest rate risk
Our outstanding long-term bank debt is denominated in pounds sterling and bears interest at variable rates. Our exposure to interest rate fluctuations on borrowings under the Senior Secured Facility is managed by using interest rate swaps. The effective dates of the interest rate swaps are between 2 January 1997 and 1 July 2002, and the agreements mature between 31 December 2003 and 31 March 2005. The aggregate notional principal amount of the swaps is a maximum of £900 million. At 31 December 2002, the aggregate amount outstanding under the Senior Secured Facility was £2,000 million.

The minimum proportion fixed is higher in the near-term than in the longer-term, with the aim of reducing the volatility of near-term interest costs whilst maintaining the opportunity to benefit from the movements in longer-term rates.

Foreign currency exchange risk
Until recently we used forward foreign currency contracts or cross currency swaps to fix the pound sterling amount of future US Dollar-denominated interest payments and principal repayments up to their first call dates or other such dates where we could have, at our option, redeemed the instruments before maturity. We have discontinued the use of hedge accounting as US Dollar-denominated debt will be included in the proposed debt for equity swap and therefore we will no longer have any further exposure to foreign exchange movements after the Financial Restructuring. However, until the Financial Restructuring is completed, financial results may continue to be materially affected by movements in exchange rates.

Further information on the exchange rate instruments is disclosed in note 18 to the UK GAAP financial statements and note 4 to the US GAAP financial statements.

Mark Luiz
Group Finance Director
26 March 2003

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Operating Statistics
Unaudited

	Net additions	Net additions
	2002	2001

CONSUMER DIVISION
Household customers	(6,994)	74,278
Blueyonder broadband internet subscribers	177,097	78,229
Telephony subscribers	(1,485)	77,669
Telephone lines	(45,121)	56,153
Cable television subscribers	(47,973)	92,174

	As at	As at
	31 December	31 December
	2002	2001

Homes passed	4,895,956	4,914,155
Homes passed and marketed	4,699,694	4,713,937
Dual or triple service subscribers[1]	1,228,586	1,218,294
Cable television only subscribers	116,508	138,053
Residential telephony only subscribers	395,133	401,286
Internet only subscribers	18,398	7,986
Total residential subscribers	1,758,625	1,765,619
Household penetration	37.4%	37.5%
Percentage of triple service subscribers[1]	10.4%	3.3%
Percentage of dual or triple service subscribers[1]	69.9%	69.0%
Average household churn[2]	18.2%	n/a
Average monthly revenue per subscriber[3]	£41.80	£40.03

Internet subscribers
Blueyonder broadband	262,219	85,122
Blueyonder SurfUnlimited	193,201	184,034
Blueyonder pay-as-you-go	85,025	119,295
Total Internet subscribers	540,445	388,451

Blueyonder Broadband
Average subscriber churn rate[4]	12.4%	7.5%
Average monthly revenue per subscriber[5]	£25.12	£25.21

Residential telephony
Residential telephony subscribers	1,614,324	1,615,809
Talk Unlimited subscribers	360,662	154,566
Residential telephony penetration[6]	34.4%	34.3%
Residential telephone lines	1,717,191	1,762,312
Second line penetration	6.4%	9.1%
Average subscriber churn rate[7]	17.3%	16.5%
Average monthly revenue per line[8]	£23.16	£22.79
Average monthly revenue per subscriber[9]	£24.92	£25.09

Cable television
Cable television subscribers	1,293,811	1,341,784
Digital television subscribers	857,472	723,826
Penetration rate[10]	27.5%	28.5%
Average subscriber churn rate[11]	21.5%	18.7%
Average monthly revenue per subscriber[12]	£20.82	£20.75

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	As at	As at
	31 December	31 December
	2002	2001

BUSINESS DIVISION
Business customer accounts	73,746	72,934
Business telephony lines	466,820	444,998
Average business lines per customer account[13]	6.3	6.1
Average annualised monthly revenue per business line[14]	£41.96	£44.12
Annualised revenue per customer account[15]	£3,114	£3,137

CONTENT DIVISION
Pay multichannel subscribers	9,764,233	10,504,118
Flextech share of basic viewing[16]	20.4%	20.4%
Share of total TV advertising revenues[17]	3.4%	3.0%

Notes
1 Dual or triple service subscribers are those subscribers who take at least two or all three of our cable television, residential telephony and broadband internet services.

2 Average household churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of residential subscribers who disconnected or who were disconnected during such period, divided by (ii) the average number of residential customers in such period.

3 Average monthly revenue per subscriber (often referred to as “ARPU” or “Average Revenue per User”) represents (i) the average monthly revenue of residential customers for such period, divided by (ii) the average number of residential customers in such period.

4 Average blueyonder broadband subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of blueyonder broadband subscribers who terminated their services or whose services were terminated during such period, divided by (ii) the average number of blueyonder broadband subscribers in such period.

5 Average monthly revenue per blueyonder broadband subscriber for each period represents (i) the average monthly blueyonder broadband revenue for such period, divided by (ii) the average number of blueyonder broadband subscribers in such period.

6 Residential telephony penetration rate at a specified date represents (i) the total number of residential cable telephony subscribers at such date divided by (ii) the total number of homes passed and marketed for residential cable telephony at such date.

7 Average residential telephony subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of residential cable telephony subscribers who terminated telephony services or whose services were terminated during such period, divided by (ii) the average number of residential cable telephony subscribers in such period.

8 Average monthly revenue per residential telephony line for each period represents (i) the average monthly residential cable telephony revenue for such period, divided by (ii) the average number of residential cable telephony lines in such period.

9 Average monthly revenue per residential telephony subscriber for each period represents (i) the average monthly residential cable telephony revenue for such period, divided by (ii) the average number of residential cable telephony subscribers in such period.

10 Cable television penetration rate at a specified date represents (i) the total number of cable television subscribers at such date, divided by (ii) the total number of homes passed and marketed for cable television at such date.

11 Average cable television subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of cable television subscribers who terminated basic services or whose services were terminated during such period, divided by (ii) the average number of cable television subscribers in such period.

12 Average monthly revenue per cable television subscriber for each period represents (i) the average monthly cable television revenue for such period, divided by (ii) the average number of cable television subscribers in such period.

13 Average number of business lines per customer account at a specified date represents (i) the number of business cable telephony lines at such date, divided by (ii) the average number of business cable telephony customer accounts at such date.

14 Average annualised monthly revenue per business line represents (i) the average monthly business services revenue for the 12 months to date, divided by (ii) the average number of business lines in such period.

15 Average annualised revenue per customer account represents (i) the average monthly business services revenue for the 12 months to date, divided by (ii) the average number of business services customers in such period, multiplied by 12 months.

16 Basic viewing over 24 hours in pay-TV homes.

17 Includes Flextech’s wholly-owned channels and UKTV’s advertising revenues.

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Board of Directors

ANTHONY (COB) STENHAM
Non-executive chairman(2) (71)
Cob Stenham was appointed non-executive chairman of the board in December 1999 having served as a non-executive director of the Company since November 1994, and deputy chairman of the board until December 1999. He is also chairman of the nomination committee and was chairman of the audit and remuneration committees until December 1999. From 1990 to 1997, he was chairman of Arjo Wiggins Appleton plc and a managing director of Bankers Trust Company from 1986 to 1990. Prior to that he was an executive director of Unilever NV and PLC for 15 years. Cob Stenham also currently serves as non-executive chairman of IFonline Group plc and Whatsonwhen plc. He is a non-executive director of Hebridean Cruises plc, Standard Chartered plc, Jarrold & Sons plc and Management Consulting Group plc.

CHARLES BURDICK
Managing director (51)
Charles Burdick was appointed managing director in July 2002 having been group finance director since February 1997. He was previously acting group finance director from September 1996. Prior to this he was vice president of finance and assistant treasurer at MediaOne Inc. which he joined in 1990. He had previously held various senior roles, namely in treasury and corporate development, at amongst others, Time Warner and Carnation International.

STEPHEN COOK
Group strategy director and general counsel (42)
Appointed to the board of Telewest as group strategy director in April 2000 following the completion of the Flextech merger and appointed as general counsel in August 2000. Stephen Cook was general counsel and an executive director of Flextech from October 1998. He was a partner with Wiggin & Co from April 1995 and a non-executive director of SMG plc from March 2000 to November 2002.

MARK LUIZ
Group finance director (49)
Appointed group finance director in August 2002 having served on the board of the Company since November 2000. Following the completion of the Flextech merger in April 2000, Mark Luiz was appointed chief executive of the content division. He joined Flextech in 1994 as chief financial officer and became finance director the following year. Prior to this he was chief finance officer for United Artists Programming.

DENISE KINGSMILL CBE
Non-executive director(1,2,3) (55)
Appointed a non-executive director in June 2001. Ms Kingsmill has been deputy chair of the Competition Commission since 1997. She was an advisor to Denton Wilde Sapte from 1994 to 2000 and specialised in employment law and corporate governance. Ms Kingsmill is a non-executive director of the Group Executive Board of the Home Office, a trustee of the Design Museum as well as a member of the Advisory Board of the Cambridge Business School (The Judge Institute).

ANTHONY RICE
Non-executive director(1,2,3) (51)
Appointed a non-executive director in September 1998 and subsequently appointed chairman of the audit committee in December 1999. He was also chairman of the remuneration committee from December 1999 until April 2000. Tony Rice is the chief executive of Tunstall Group Limited having held this position since March 2002. Prior to this, he held various senior positions at BAe Systems between July 1991 and April 2002. He was appointed a non-executive director of Cable & Wireless plc in January 2003 and is also a non-executive director of Atlantic Coast Airlines Inc.

STANISLAS YASSUKOVICH CBE
Non-executive director(1,2,3) (68)
Appointed a non-executive director and as chairman of the remuneration committee in April 2000, following the completion of the Flextech merger. From June 1997 until the merger, Stanislas Yassukovich was deputy chairman of Flextech, having previously been non-executive chairman from August 1989. He is currently chairman of Henderson Eurotrust Plc, Park Place Capital Ltd, Manek Investment Management Ltd and deputy chairman of ABC International Bank plc and serves on the board of a number of other companies. He is former deputy chairman and chief executive officer of the European Banking Group, former chairman of Merrill Lynch Europe and Middle East and a former deputy chairman of the London Stock Exchange.

(1)  Member of the audit committee
(2)  Member of the nomination committee
(3)  Member of the remuneration committee

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Social Responsibility

OUR PEOPLE
Telewest has a fundamental belief that the route to excellent customer service and strong financial performance is through highly engaged people.

Telewest has a well-defined two-way internal communications approach that includes regular group-wide e-mail and printed announcements on company performance, special events and business achievements. Other communication channels include a number of group and divisional team briefing systems, staff opinion surveys, roadshows and more recently Broadtalk – a regular live webchat event for employees with the managing director and other members of senior management. This is a particularly effective means of giving our people instant and direct access to the most senior managers in the Company.

Good communications have been vital during the period of uncertainty caused by the restructuring and reorganisation. During this, we have sought to continue to focus on the importance of customer service and have continued to develop the ways in which we improve our services. We have seven-day working in our field operations and contact centres, and use flexible working patterns. While reducing the overall number of contact centres, we have increased the levels of specialisation within them. We have also introduced a new career and reward accreditation system, which is designed to encourage our people to develop their knowledge, skills and behaviour in line with their role and our brand. This is the first such scheme in the UK to be formally recognised by the Institute of Customer Service.

The Group continues to work towards improving and maintaining good employee relations. A programme of workshops for all line managers to develop their understanding of employment law and best practice, was launched during 2001 and continued into 2002. A number of employee consultation groups were formed to communicate and discuss the redundancies that unfortunately had to be implemented during 2002. External recruitment was suspended in most areas in order to redeploy as many people as possible. For those who had to leave the Company, outplacement support was given in every case to assist with job search and career advice. Following on from the 2002 activities, formal Employee Forums are being established across the organisation in 2003.

We are committed to equal opportunities and to enhancing the diversity of our workforce, based on performance and capability. Through our policies, we aim to ensure that we do not discriminate on the basis of sex, sexual orientation, disability, race, religion, age, marital status, physical appearance or ethnic origin, thereby giving fair consideration to all.

We invest in the development and training of our people, encouraging them to focus their learning around business needs and to pursue appropriate development opportunities. We will continue our efforts in ensuring that our managers are equipped to lead their teams effectively through leadership and management development programmes.

HEALTH AND SAFETY
Telewest is committed to ensuring that the safety of our customers and staff remains a top priority. It is paramount that safe working practices linked with a safe working environment are maintained at all times to protect the health, safety and welfare of all those affected by our activities.

Telewest has a nominated board director, Mark Luiz, who has specific responsibility for overseeing health and safety management across the organisation. Telewest supports and is committed to the maintenance and review of the Company’s health and safety management systems. We have a team of dedicated health and safety professionals who provide specialist advice and support to all areas of the business.

Following the success of two health and safety roadshows in 2002 and the relaunch of a health and safety site on the Company intranet, the theme for improving awareness of such issues continues into 2003 starting with the launch of a new health and safety management training programme.

COMMUNITY
As a rule, we do not make large financial donations to charities, but do support them by providing free capacity to the Community Channel, which allows charities to broadcast programmes to promote campaigns, recruit volunteers, sell products and raise funds for projects. Another example is special programming and promotional activity undertaken by LivingTV, one of the channels owned by our Content Division Flextech, to raise awareness of breast cancer and national adoption week.

We also seek to support our communities directly through initiatives such as the Telewest Time To Read project for which Telewest was named the National Literacy Trust’s Corporate Reading Champion for 2002. This is a partnership between

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Social Responsibility
continued

our Woking office and a local primary school, where Telewest employees help children with their reading skills. We are planning a series of initiatives to further encourage and support employee involvement in their communities and have a payroll-giving scheme as the first stage of this activity.

The Group made total charitable donations of £23,483 in the year (2001: £15,979).

ENVIRONMENT
Telewest remains committed to developing and maintaining good environmental standards across all facets of its business. The Environmental Management Committee, established in late 2001, and reporting to Charles Burdick, managing director, continues to meet on a quarterly basis and is responsible for monitoring the Company’s environmental performance and setting targets for improvement.

2002 has been a period of significant change for Telewest and the committee has continued to focus clearly on issues appropriate to our financial and operational priorities. We have very much moved our efforts towards a “back to basics” approach, whilst providing a balance with a few new environmentally compatible initiatives.

Our primary objective set in 2001 was to rationalise our data gathering methods across the Group. Whilst we are still striving to find the most accurate, accessible and relevant data sources for the future, significant improvements this year have allowed us to measure our environmental impacts far more accurately in many areas. As a business we are targeting a reduction in our overall adverse environmental impacts through 2003 in line with our corporate restructuring programme. Specifically, fewer staff, fewer buildings, reduced fault rates favourably impacting the number of engineer call-outs, web-based self service ordering and exciting new product innovations such as “self install” broadband internet will all positively drive our environmental performance.

REDUCTION IN GREENHOUSE GAS EMISSIONS
Transport
Our estimate of total miles travelled by motor vehicle within the business across the UK in 2002 is 50.3 million. This is the equivalent of 10,401 tonnes of CO2. Some significant changes in working practices, principally around our logistics operation, due to take effect across the first half of 2003, alongside an overall reduction in fleet units from 4,400 to 3,900 (11%) should help our impacts for next year. We have set a target for

2003 of being able to measure our other transport impacts, such as rail and air, and reducing our overall impacts by 5%.

2002 has seen the enthusiastic adoption of some significant infrastructure platforms supporting our inter-office communications and home working capability. We have seen a significant behavioural change within the business to one that is far more aware of “impacts” both financially and environmentally, and this has created a demand for 14 heavily used videoconferencing centres and an additional 26 teleconference bridges bringing the total number of teleconferencing facilities to 37, all managed by a single national booking facility. We have seen our use of audioconferencing rise from 8 million minutes in 2001 to approximately 33 million minutes in 2002.

Whilst 2002 has not seen an increase in our LPG fleet, this has been underpinned by an overall reduction in fleet units and no material expenditure on replacement of our commercial fleet. We anticipate expanding our LPG fleet in 2003, partly to provide the most cost-effective profile for our commercial fleet operating within the congestion-charging zone in central London.

We have built on the successful launch of our first Green Transport Plan (GTP) in 2001 supporting our Sheffield contact centre. 2002 has seen further developments at our offices in Basildon, Gillingham and Croydon where we have agreed GTP frameworks, Liverpool where we are nearing completion of our plan and we have extended our public travel initiatives to cover our offices in the West Midlands.

ENERGY/FUEL
We estimate that we consumed approximately 197 million kWh of electricity, which is equivalent to 85,307 tonnes of CO2 emissions. Additionally, we can now estimate that we have consumed approximately 15.5 million therms of gas, which equates to three tonnes of CO2. We are currently rationalising our property portfolio, which should deliver a reduction in 2003. This in turn will contribute to further energy savings.

For the first time we have also been able to estimate the electricity consumption, and hence impact, of our network infrastructure. We estimate a consumption of 82 million kWh, with an equivalent impact of 35,508 tonnes of CO2 emission. We estimate this to be within 5% accuracy, as our network runs off an unmetered supply network.

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Refrigerants
We had a number of ozone depleting fire suppression systems protecting our technical areas. 2002 saw the identification and replacement of 28 Halon or NAFF gas systems, in advance of legislative requirements.

Telewest no longer has any NAFF or Halon systems in our properties.

WASTE
In the fourth quarter of 2002 we established a national partnership with Biffa, for the management of our waste across the Group. We now have an accurate method for tracking total tonnage and volumes of all commercial waste products, segregated into landfill and recycled office consumables. Based on initial data, we estimate that our total waste output for 2002 was 6,853 tonnes, compared with 7,860 in 2001.

In 2003 we will see a major launch in the recycling of office consumables and outputs and will be in a position to set targets for both reduction in waste output and an improvement in our recycled contribution overall.

Our hazardous waste continues to be negligible and any disposal complies with current legislation.

Paper
The process of introducing single billing for customers using more than one of our services is almost complete and we have recently started to roll out electronic billing and payment. It is anticipated that this will save 50.6 million A4 sheets of paper, 32.3 million A4 envelopes and 10.7 million business reply envelopes between 2002 and 2004.

An analysis of our use of paper products shows that we used 320 tonnes throughout the course of 2002. A significant driver behind this has historically been our paper-based order requisition system. 2002 has seen the introduction of an electronic “self service” system which in six months alone has displaced 9,000 orders away from a paper-based system. We should expect to see progressive favourable benefits from this as we roll out across the business.

COMPUTER EQUIPMENT
The length of usage of computer equipment within the Group means that it does not reach the minimum specification requirement for passing on to the voluntary sector at the end of its life cycle within the Group. We are currently developing a process for environmentally friendly disposal of computer equipment.

WATER
As a service provider, delivering an intangible product we do not use any water as part of our “industrial” process. We only use water as part of our occupation of operational properties with negligible impact.

PROCUREMENT ACTIVITIES
Our purchasing policy now includes an environmental performance requirement as part of both the pre-vetting procedure and also as a key criterion used within the adjudication process.

We are also in the process of gathering data on our service providers to ensure we all share common environmental objectives wherever possible.

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Report of the Directors

FINANCIAL STATEMENTS
The directors have pleasure in submitting their annual report together with the financial statements of the Company and its subsidiary undertakings for the year ended 31 December 2002.

The UK GAAP financial statements are set out on pages 36 to 61 and the Auditor’s Report thereon, on page 35.

The US GAAP financial statements are set out on pages 63 to 88 and the Auditor’s Report thereon, on page 62.

PRINCIPAL ACTIVITIES AND BUSINESS REVIEW
The Chairman’s Statement on page 1, the Managing Director’s Review on pages 2 to 4 and the Financial Review on pages 5 to 13 report on the principal activities of the Group. Information on likely future developments of the business of the Group and its activities is to be found in those sections.

SUBSEQUENT EVENTS
The Group is renegotiating its bank facilities and debt financing arrangements. Further details of the proposed Financial Restructuring are included in the Financial Review on pages 5 to 13.

DIVIDENDS
The directors do not recommend the payment of a dividend for the financial year ended 31 December 2002. No dividend was recommended for payment during the financial year ended 31 December 2001.

BOARD OF DIRECTORS
Details of all the directors of the Company appear on page 16.

In accordance with the Company’s Articles of Association, each of the directors will retire from office at the Annual General Meeting and each will offer himself/herself for reappointment.

Details of directors’ interests in the share capital of the Company are set out in the Directors’ Remuneration Report on pages 32 to 34.

During the year, and to the date of this report, the following resigned as directors of the Company: Dennis Durkin, Salman Ullah and Henry Vigil, representing Microsoft, on 14 May 2002; Robert Bennett, Miranda Curtis and Graham Hollis, representing Liberty Media, on 17 July 2002; and Adam Singer on 31 July 2002.

There have been no contracts of significance subsisting during the year under review to which the Company or its subsidiaries was a party and in which any director was materially interested.

BOARD COMMITTEES
Details of the audit committee (and its sub-committee, the disclosure committee), the nomination committee and the remuneration committee appear on pages 23 and 24.

CORPORATE GOVERNANCE
Details of the Company’s corporate governance arrangements and compliance with the Principles of Good Governance and Code of Best Practice (the “Combined Code”) annexed to the Listing Rules of the UK Listing Authority are set out on pages 22 to 25. The Directors’ Remuneration Report is on pages 26 to 34.

SHARE CAPITAL
As at 26 March 2003, there were 2,873,546,425 issued ordinary shares, 82,507,747 issued convertible limited voting shares and 45,187 shareholders; and 107,167 issued American Depositary Shares (“ADS”) and seven American Depositary Receipt (“ADR”) holders. The ordinary shares and the limited voting shares rank pari passu in all respects, save that the limited voting shares do not confer the right to speak or vote on any resolution for the removal, election, appointment or reappointment of directors. Details of all changes in the share capital during the financial year are set out in note 22 to the UK GAAP financial statements.

As at 11 June 2002, the Company had authority to purchase just under 5% of its ordinary shares. The Company will not be seeking renewal of this authority at the Annual General Meeting.

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SUBSTANTIAL SHAREHOLDINGS
As at 26 March 2003, the Company was aware of the undermentioned notifiable interests in the shares of the Company:

	No. of ordinary shares	No. of limited voting shares	% of issued share capital

Liberty Media Corporation	722,205,225	22,185,093	25.2
Microsoft Corporation	636,056,024	60,322,654	23.6
The Capital Group Companies Inc	190,920,901	–	6.5

As at 26 March 2003, the Company had not been notified of any other interests of 3% or more in its ordinary share capital.

CREDITORS
The Group agrees payment terms with its suppliers when it enters into binding purchase contracts. The Group seeks to abide by the payment terms agreed with suppliers whenever it is satisfied that the supplier has provided the goods or services in accordance with the agreed terms and conditions. The Group does not have a standard code that deals specifically with the payment of suppliers.

Creditor days for the year ended 31 December 2002 were an average of 69 for the Group.

The Company’s costs are generally in respect of corporate overheads and staff costs and a creditor days figure for the Company would therefore not be meaningful.

As part of the negotiations surrounding the proposed Financial Restructuring, the Group has suspended payments of interest on all of its listed debt securities and on certain foreign exchange swaps. These debts (and accrued interest) are proposed to be settled as part of the Financial Restructuring. Details of the listed debt securities can be found on pages 52 and 53.

SOCIAL RESPONSIBILITY
The Group’s employment and environmental practices are detailed in the Social Responsibility statement on pages 17 to 19.

DONATIONS
Details of the Group’s charitable donations appear on page 18. The Group made no political donations during the year (2001: £4,400).

AUDITORS
A resolution to reappoint the retiring auditors, KPMG Audit Plc, and to authorise the directors to fix their remuneration will be proposed at the Annual General Meeting.

ANNUAL GENERAL MEETING
The resolutions to be proposed at the Annual General Meeting appear in the Notice of Meeting.

By order of the board of directors

Clive Burns
Company Secretary
26 March 2003

Registered Office: Genesis Business Park, Albert Drive, Woking, Surrey GU21 5RW
Registered in England: No 2983307

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Corporate Governance

This statement describes how the Company has applied the Principles of Good Governance (the “Principles”) and the extent to which it has complied with the Code of Best Practice (the “Combined Code”) annexed to the Listing Rules of the UK Listing Authority.

Throughout the year ended 31 December 2002, the Group has complied with the majority of the Combined Code provisions with the exception of A.3.2 and B.2.2 which provide that the majority of the non-executive directors should be independent and that remuneration committees should consist entirely of independent non-executive directors, respectively. Such exceptions largely reflected the shareholder arrangements between the Company, Liberty Media and Microsoft. Microsoft withdrew its non-executive directors from the board on 14 May 2002, and Liberty Media withdrew its non-executive directors from the board on 17 July 2002. The Company became fully compliant with the above Combined Code provisions following the withdrawal of these shareholder representatives.

BOARD OF DIRECTORS
The board meets regularly throughout the year and there is frequent contact between meetings. It retains full and effective control over the Group and monitors the executive management. The directors have full and timely access to all relevant information and board meetings follow a formal agenda of matters specifically reserved for decision by the board. These involve approval of the Group’s strategic plans, major capital expenditure and the annual budget. Furthermore, the trading performance of the Group is reported to each scheduled meeting of the board. The board, for the duration of the Financial Restructuring process, is generally provided on a weekly basis with financial and other relevant information about the Group.

The company secretary is responsible for ensuring that appropriate board procedures are followed and for advising the board of applicable rules and regulations. In addition, the Group has established a Code of Conduct for directors which sets out policies relating to share dealing, expenses, benefits and disclosure of interests.

All directors have access to the advice and services of the company secretary. The company secretary attends all board and committee meetings. There is a procedure in place for directors to take independent professional advice, if necessary, at the Group’s expense.

BOARD BALANCE
Details of the current directors are given on page 16. Changes to board composition during the year have been identified in the Report of the Directors on page 20.

The posts of chairman and managing director are held by Anthony (Cob) Stenham and Charles Burdick, respectively, and Stanislas Yassukovich is the senior independent non-executive director. The current composition of the board is three executive directors and four independent non-executive directors.

CORPORATE SHAREHOLDER ARRANGEMENTS
The shareholder arrangements between the Company and its corporate shareholders have been modified several times since the Company’s flotation in 1994.

In addition, in July 2000, Microsoft gave undertakings as to how and whether to exercise certain of its rights, unless required by Liberty Media to do otherwise in accordance with the shareholder arrangements.

Liberty Media and Microsoft have also agreed that any arrangement to which the Company is a party which gives rise to a conflict between the interests of the Company and those of Liberty Media or Microsoft requires the prior approval of the independent directors and the directors appointed by the non-conflicted shareholder.

Board appointments and voting
The shareholder arrangements provide that the board shall consist of no more than 16 directors (unless otherwise agreed) and that each of Liberty Media and Microsoft is entitled to appoint two directors to the board if it holds 5% or more of the Company’s shares or three directors to the board if it holds 12.5% or more. In the event that any directors have been so appointed, any committee appointed by the board shall include one Liberty Media director, and one Microsoft director (unless otherwise agreed), provided that a majority of the members of the committee are independent directors.

Liberty Media and Microsoft have agreed that, on any matter requiring board approval, they will cause any directors designated by them to vote together as agreed by them (subject to each director’s fiduciary duties to the Company), or in the absence of

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such agreement, to vote together in the manner that would be most likely to maintain the status quo without materially increasing the Company’s financial obligations or materially deviating from the approved budget and business plan. In addition, Microsoft has undertaken that it will cause any of its designated directors to vote (subject to their fiduciary duties) as the independent directors recommend, unless either Microsoft has a conflict of interest (in which case its designated directors will abstain from voting) or Liberty Media enforces its rights to require the Microsoft designated directors to vote in the manner that would be most likely to maintain the status quo as described above.

Following the resignations described on page 20 neither Liberty Media or Microsoft currently have any shareholder representatives on the board.

Shareholder rights
Liberty Media and Microsoft have agreed that, on any matter requiring shareholder approval, they will vote together in such manner as may be agreed by them or, in the absence of such agreement, they will vote together in the manner that would be most likely to continue the status quo, without materially increasing the Company’s financial obligations or materially deviating from its approved budget and business plan. Notwithstanding this provision, Microsoft has undertaken that it will exercise its votes in all matters as the independent directors recommend, unless Microsoft has a conflict of interest (in which case it will abstain from voting) or Liberty Media enforces its rights to require the Microsoft designated directors to vote in the manner that would be most likely to maintain the status quo as described above.

Liberty Media and Microsoft have agreed that, for as long as Liberty Media or Microsoft hold 15% or more of the Company’s shares, the consent of Liberty Media and/or Microsoft (as appropriate) must be obtained by the Company before:

i)	making any material acquisition or disposal outside the ordinary course of business including any Class 2 transaction for the purposes of the Listing Rules of the UK Listing Authority;

ii)	incurring new borrowings or indebtedness in excess of £50 million in aggregate;

iii)	allotting or issuing shares or securities convertible into shares or granting options;

iv)	appointing or removing the group chief executive officer of the Company; or

v)	increasing the number of directors holding office beyond 16.

Microsoft has undertaken that it will not exercise its right to withhold its consent to any appointment or removal of the group chief executive officer of the Company. Microsoft has also undertaken that, provided certain conditions are satisfied, it will not exercise its right to withhold its consent in the circumstances described in paragraphs i) and ii) above.

REAPPOINTMENT
In accordance with the Articles of Association of the Company, each director submits himself/herself for reappointment at each Annual General Meeting.

AUDIT COMMITTEE
The audit committee assists the board in its duties regarding the Group’s financial statements and meets with the external auditors. The committee has written terms of reference which include the review and monitoring of the accounting policies and reporting requirements and effectiveness of the internal controls of the Group. The committee has three members and comprises solely independent non-executive directors: Tony Rice (chairman), Denise Kingsmill and Stanislas Yassukovich. Representatives of the external auditors and the group director of risk and control are invited to attend meetings and have direct access to the members of the committee at all times. The chairman, managing director and group finance director are also invited to attend. The committee met four times during 2002.

The committee is satisfied with the policies applied during the year and with the measurement and presentation of financial information contained in this annual report.

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Corporate Governance
continued

DISCLOSURE COMMITTEE
The disclosure committee, a sub-committee of the audit committee, was formed to enable the controls and procedures designed to ensure the Group has the financial and non-financial information required to meet its reporting obligations under the US Sarbanes-Oxley Act to be formally documented. It considers the technical accounting treatments applied by the Group and the risk environment within which it operates. The committee has been formed as a result of obligations placed on the Company due to its United States listing on Nasdaq and the recent Sarbanes-Oxley legislation.

The committee has a core membership of nine senior executives and other members of staff are consulted as and when it is felt appropriate.

NOMINATION COMMITTEE
The nomination committee assesses candidates and makes recommendations for the appointment of directors to the board. The committee has four members and comprises Cob Stenham (chairman), Denise Kingsmill, Tony Rice and Stanislas Yassukovich, each of the aforesaid being an independent non-executive director. The committee did not meet during 2002.

REMUNERATION COMMITTEE
The remuneration committee has written terms of reference and deals with the remuneration of the executive directors and policies for senior management remuneration and development on behalf of the board. The committee has three members and comprises solely independent non-executive directors: Stanislas Yassukovich (chairman), Denise Kingsmill and Tony Rice. The chairman and managing director are generally invited to attend the meetings; however they are not present during any discussion on their own remuneration.

Further details about the Company’s remuneration policy can be found in the Directors’ Remuneration Report on pages 26 to 34.

The proceedings of the audit, nomination and remuneration committees are formally recorded by the company secretary and reported to the board.

INVESTOR RELATIONS
The executive directors and the investor relations team meet regularly with analysts and institutional shareholders according to a programme organised by the investor relations department and external advisors. The board views the Annual General Meeting as an opportunity to communicate with private investors and sets aside time at these meetings for shareholders to ask questions of the board. Investors are also encouraged to visit the Company’s website at www.telewest.co.uk.

INTERNAL CONTROL
The board is ultimately responsible for the Group’s systems of internal control and for reviewing its effectiveness. Responsibility for designing and operating the system is delegated to the executive directors.

The board has established a process to apply the Combined Code that has been in place for the financial year. This process ensures that significant risks faced by the Group are identified, evaluated and managed. The process begins with a fundamental appraisal of the risks facing the business, conducted in conjunction with executive management. Risks are therefore identified and evaluated. On a quarterly basis the audit committee receives a report detailing changes to the risks identified and progress made in mitigation. The identified risks have named individuals responsible for their ongoing management.

The audit committee has reviewed the effectiveness of the operation of internal control procedures for the Group during the financial year and up to the date of this report. In carrying out these reviews, the audit committee has received reports from the internal audit function, the external auditors and various other risk reports on a quarterly basis and has reported its conclusions to the board.

The system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. The Group’s internal control procedures do not cover our major joint ventures and associates. These entities are subject to their own system of internal control. Governance of these entities is achieved through board representation.

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Key elements of the Group’s system of internal controls are as follows:

Management structure
There is a clearly defined organisational structure with lines of responsibility and delegation of authority to executive and divisional management. These managers are accountable for the conduct and performance of the business within the agreed business strategy and are subject to the reserved powers and sanctioning limits laid down by the board. Management responsibility is supplemented by accounting, purchasing, and capital expenditure policies and practices applicable across the Group.

Financial reporting
There is a group-wide system of planning and budgeting, with the annual budget approved by the board. There is frequent reporting of results to each level of management as appropriate, including monthly reporting to executive management of actual against budget and revised forecasts, and quarterly and annual external reporting in accordance with the requirements of the UK Listing Authority and the Securities and Exchange Commission. Key issues on financial management and treasury are also reported regularly to the audit committee and the board.

Detailed financial controls
These include internal financial controls and procedures which are designed to ensure completeness and accuracy of the recording of all transactions and the safeguarding of assets. In particular there are clearly defined policies for capital expenditure including appropriate authorisation levels. Significant capital projects and acquisitions and disposals require board approval.

Risk management
Executive management is responsible for the identification and evaluation of key risks applicable to their areas of the business. These risks are highlighted through a number of different routes:

•	monthly and managers’ budgetary reviews which include the identification and assessment of business and financial risks;

•	involvement of specialist teams such as IT and network technical teams, health and safety, physical security, business continuity, revenue assurance, treasury, purchasing and logistics along with fraud investigators to review and manage risks identified within these spheres;

•	the monitoring performed by the internal audit team which is reported on a quarterly basis; and

•	the monitoring of solvency in the light of the proposed Financial Restructuring.

GOING CONCERN
These financial statements have been prepared on a going concern basis and do not include any adjustments that would arise as a result of the going concern basis of preparation being inappropriate. The board of directors have confidence in the successful conclusion of a restructuring of the Company’s balance sheet (and any required amendments to the Senior Secured Facility) and, together with and on the basis of cash flow information that they have prepared, the directors consider that the Group will continue to operate as a going concern for a period of at least 12 months from the date of issue of these financial statements. Additional information concerning the proposed Financial Restructuring can be found in the Financial Review on pages 5 to 13. Any restructuring will require the approval of the Company’s bankers and various stakeholders. Inherently, there can be no certainty in relation to any of these matters.

FUNDAMENTAL UNCERTAINTY IN AUDIT REPORT
The Company’s auditors have considered the adequacy of the disclosures made in the financial statements concerning the uncertainty as to the ability of the Company and the Group to continue to meet their debts as they fall due. This depends upon the successful conclusion of the proposed Financial Restructuring referred to within this annual report.

In view of the significance of this uncertainty the auditors consider that it should be brought to shareholders’ attention but their opinion is not qualified in this respect.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES
The responsibilities of the directors are set out on page 34.

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Directors’ Remuneration Report

The Directors’ Remuneration Report is presented to shareholders by the board and complies with the Directors’ Remuneration Report Regulations 2002 (the “Regulations”) that apply to the Company for the first time.

Under the Regulations there is no requirement for the following section of the Directors’ Remuneration Report to be audited.

REMUNERATION POLICY
This report sets out the Company’s policy on directors’ remuneration for 2003. The remuneration committee is currently able to state its general remuneration policy for 2003, but is unable to confirm that this policy will continue without significant change or amendment. This is principally because the proposed Financial Restructuring of the Company may result in changes in governance leading to a revision of certain aspects of current remuneration policy. Also, the remuneration committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the Company’s business environment and in remuneration practice. All statements in this report in relation to remuneration policy should be read in light of this paragraph.

THE REMUNERATION COMMITTEE
The role of the remuneration committee is to set the remuneration policy for the executive directors of the Company and to review proposals for other senior executives as appropriate. Specifically, the remuneration committee determines the base salaries and benefits (including bonus schemes and share-based incentives and the extent of any awards made thereunder); and agrees employment agreements and other terms and conditions.

The remuneration committee consists solely of independent non-executive directors. Its members are Stanislas Yassukovich (chairman), Denise Kingsmill and Tony Rice. Dennis Durkin representing Microsoft and Miranda Curtis representing Liberty Media were also members of the remuneration committee during the year and up to the date of their resignations from the board. The chairman and managing director are generally invited to attend meetings; however, they are not present during any discussion on their own remuneration. The remuneration committee met four times during 2002.

The remuneration committee is advised internally by the group company secretary, Clive Burns, the deputy human resources director, Ulf Larsen, and the reward director, Stephen Turley. It is also provided with independent advice from external remuneration specialists, Hewitt Bacon & Woodrow in respect of remuneration and New Bridge Street Consultants in respect of share schemes. The advisors were appointed by, and their costs met by, the Company and they currently do not advise the Company on any other matters. The remuneration committee can call upon additional external advisors as required.

GENERAL POLICY FOR EXECUTIVE DIRECTORS
It is the policy of the Company that employment agreements for executive directors will normally include notice periods on termination by the Company of no longer than 12 months. However, in order to attract executives of the required calibre it may be necessary to agree longer notice periods for an initial period in order to secure a chosen executive. Should this be the case, the aim of the Company will be to revert to a maximum 12 month notice period at the end of the initial period.

In the event of the termination of an executive director’s agreement, the remuneration committee’s aim is to ensure the

Company’s obligations under the agreement are met (taking into account an executive director’s duty to mitigate his or her loss).

The remuneration packages are designed to motivate, reward and retain executive directors of high quality and to be competitive in terms of market practice. In order to motivate for future achievement, a major element of remuneration is delivered through short and long-term incentive arrangements based on operational and financial performance. Performance-related elements of the remuneration package seek to align the interests of executive directors with those of shareholders through the imposition of stretching performance targets and the delivery of a significant proportion of long-term incentives in the form of shares.

The bonus scheme is designed to reward the achievement of stretching but realistic targets, with a specified bonus paid for on-target performance and an increased bonus payable only where performance has been exceptional.

Long-term incentives are share-based in order to align executives’ interests so far as possible with those of shareholders. The overall aim of these plans is to produce value for the participants where the performance of the Company exceeds that of a relevant index or comparator group of other companies. Detailed descriptions of the current performance conditions are shown on page 28.

Market data is obtained by our external consultants, and benchmarked against relevant companies with which Telewest competes for people and talent. Our consultants look at similar roles in comparable organisations by reference to sector and company size. For the executive directors, two comparator groups are used: a broad sample of companies of similar size

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determined by turnover, revenues and other appropriate factors, and a sample of telecommunications and high technology companies in the Company’s sector.

The objective is to position total remuneration (base salary, bonus and the value of long-term incentives) at around the median within the comparator group for on-target performance.

GENERAL POLICY FOR NON-EXECUTIVE DIRECTORS
It is the policy of the Company that the appointment of non-executive directors will normally be for an initial period of three years subject to extension for a further three year period.

With the exception of Cob Stenham, no compensation is payable to any non-executive director if their appointment is terminated early.

Non-executive directors’ fees are positioned to be competitive with those paid by other UK listed companies and are set at a level to attract individuals with the required experience and abilities to make a substantial contribution to the Company. Their remuneration is approved by the board of directors.

The non-executive directors are not eligible for pension scheme membership and other than disclosed on page 32, do not participate in any of the Company’s bonus, share option or other incentive schemes.

EXECUTIVE DIRECTORS; ELEMENTS OF REMUNERATION
The main components of executive directors’ remuneration currently comprise: base salary; benefits; bonus scheme; pension and long-term share incentives.

The various elements of the executive directors’ remuneration are structured so that the majority are linked to the achievement of performance targets such that the delivery of on-target performance will lead to around two-thirds of an executive director’s total remuneration being performance-related.

Base salary
Base salary for each executive director is set by the remuneration committee and is reviewed, but not necessarily increased, annually. Determining factors are individual performance, changes in job responsibilities, changes in the market place and general economic conditions.

Benefits
Benefits for executive directors typically include a company car or cash payment in lieu thereof, life assurance, income protection insurance and private medical insurance. The value of these benefits is shown on page 31.

Bonus scheme
The bonus scheme for executive directors is structured to reward the achievement of results against set objectives. For 2002 the level of bonus payable to each executive director was determined by the Group’s EBITDA performance against budget, with achievement of budget delivering a bonus of 25% of annual base salary. A further 15% of annual base salary was payable against the achievement of personal objectives as set by the remuneration committee.

Bonuses for the executive directors for the year ended 31 December 2002 have been paid in full. However, in the case of Charles Burdick and Stephen Cook, if the executive leaves employment in certain specified circumstances within 12 months of the date of payment, a proportion of the bonus (ranging between 25% and 100%, depending on when the event occurs) must be repaid.

Further details of bonuses paid for the year ended 31 December 2002 are given on page 31. Any bonuses paid are non-pensionable.

Future bonus schemes will be structured to reward the performance required for the needs of the business following the proposed Financial Restructuring.

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Directors’ Remuneration Report
continued

Pensions
The Company operates a Money Purchase Occupational Pension Plan, which is offered to all employees. The Company and members pay predetermined or defined levels of contributions in order to fund future pension benefits.

The directors do not participate in the Company pension plan. Each of the executive directors receives a contribution towards their personal pension scheme and/or a cash sum for their personal pension arrangements as shown on page 31.

Share schemes and long-term incentive plan
The Company operates the following schemes in which all or some of the executive directors participate:

i)	The Telewest 1995 (No.1) Executive Share Option Scheme (an Inland Revenue approved scheme) and the Telewest 1995 (No.2) Executive Share Option Scheme (an unapproved scheme)
Under these schemes, options which have been granted are normally only exercisable after the expiry of three years from the date of grant and lapse if not exercised within 10 years. Outstanding options under these schemes are normally only exercisable if the Company’s Total Shareholder Return (“TSR”) outperforms that of the FTSE 100 Index over any three year period between the dates of grant and exercise. The remuneration committee chose these performance conditions because it considered that they would align participants’ interests with the interests of shareholders at the time of each grant of options made under the schemes. However, for future grants of options under the schemes the remuneration committee will review the performance condition to ensure its suitability at the time of grant. Participants are granted options up to a market value of £30,000 at the time of grant under the approved scheme and thereafter any further options are granted under the unapproved scheme. The remuneration committee intends to continue its policy of making grants of options on a phased basis up to 100% of base salary each year.

ii)	The Telewest Long Term Incentive Plan (“LTIP”)
Under the LTIP, a participant is awarded the provisional right to receive, for no payment, a number of shares with a value of up to 100% of base salary.

The shares will not vest unless certain performance conditions, based on TSR assessed over the three year period, starting from the first day of the financial year in which the award is made, are met. The award is divided equally, with vesting of 50% depending on the Company’s TSR meeting a performance condition relating to the TSR of the constituents of the FTSE 100 Index and 50% depending on the Company’s performance against the TSR of a group of comparator companies from the Telecommunications and Media sectors, in each case over the three year period. (The comparator companies for the last awards made under the LTIP (in 2001) are British Sky Broadcasting Group, BT Group, Cable & Wireless, Carlton Communications, Colt Telecom Group, Energis, Granada, NTL, Pearson and Vodafone.) The remuneration committee reviews the suitability of these performance conditions prior to making any awards under the LTIP. If the Company’s TSR is in the top quartile of the FTSE 100 over the three year period, the participant will receive 50% of the number of shares awarded to him; if the Company’s TSR is 50th place in the FTSE 100, the participant will receive 12.5% of the number of shares awarded to him; if below 50th place in the FTSE 100, the participant will receive nothing in respect of that portion of the award. Similarly, if the Company’s TSR is in the top quartile of the group of comparator companies in the three year period, the participant will receive 50% of the number of shares awarded to him; if the Company’s TSR is at the median position the participant will receive 12.5% of the number of shares awarded to him; if below the median position, the participant will receive nothing in respect of that portion of the award. In either test a proportionate number of shares will be received for intermediate positions. The remuneration committee chose these performance conditions because, at the time of the awards, it considered that they would most appropriately align participants’ interests with the interests of shareholders. 50% of the shares which vest may be transferred to the participant on the third anniversary of the award date and the remaining 50% of the vested shares may be transferred on the fourth anniversary of the award date. Currently the Company has no intentions to make any further grants under this scheme.

TSR calculations for the executive share option schemes and the LTIP are performed independently by New Bridge Street Consultants.

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iii)	The Telewest Restricted Share Scheme
Under this scheme, a participant receives an award over shares which are held by the Trustees of the Telewest 1994 Employees’ Share Ownership Plan Trust. Nothing is payable by the participant for the shares. The award normally vests after three years and remains exercisable for up to seven years from the date of vesting. This scheme is generally used for special one-off awards relating to the retention of certain key individuals and in certain circumstances, recruitment. For this reason the awards do not have performance conditions attached to them unless the remuneration committee decides otherwise.

iv)	The Telewest Equity Participation Plan
Under this scheme, an employee at manager level or above (including an executive director) or any employee with two years’ service can use up to 100% of any bonus payable to him under the bonus scheme to acquire shares in the Company (“bonus shares”). The participant must deposit the bonus shares with the Trustees of the Telewest 1994 Employees’ Share Ownership Plan Trust. In return, the participant is provisionally allocated (for no payment) a matching number of shares in the Company (calculated on the gross amount of bonus). Provided the bonus shares are retained for three years and the participant remains employed for three years, the bonus and matching shares would thereafter be released to the participant. A release of shares to an individual under the scheme is not linked to performance conditions, however, the bonus used to purchase the bonus shares was subject to the performance conditions applying to the bonus scheme at that time. The Company currently has no intention to make further awards under this scheme.

v)	The Telewest 1995 Sharesave Scheme
Under this scheme, participants enter into a savings contract whereby they can save up to £250 per month for a period of three or five years and use the funds accumulated at the end of the savings period to purchase shares in the Company at a discount of up to 20% of the market value of the shares at the date of grant. This is an all-employee scheme and is not subject to performance conditions.

Details of options or awards granted to directors under any of the above schemes are shown on pages 32 and 33.

PERFORMANCE GRAPH
Under the Regulations, this report must contain a graph showing the Company’s Total Shareholder Return (“TSR”) performance over the previous five years compared to a broad equity market index (TSR is the change in value over the period including the value of any dividends, should they be paid, and which are reinvested). The graph below shows the performance of the Company against the UK FTSE 350 index. This has been chosen as the comparator index because, whilst the Company is not currently a constituent of it, the turnover of the Company is comparable to a current constituent.

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Directors’ Remuneration Report
continued

EXECUTIVE DIRECTORS’ EMPLOYMENT AGREEMENTS
Charles Burdick has an employment agreement, dated 7 August 1997, which will continue until terminated by either party giving to the other not less than 12 months’ notice however, his employment agreement can be terminated, subject to certain conditions, upon a change of control (as defined in the employment agreement). If notice is given by either party within the six months following the date of a change of control, the notice period shall be six months if given by Charles Burdick to the employing company or 24 months if given by the employing company to Charles Burdick. Thereafter the notice period will revert to 12 months’ notice by either party. His current basic annual salary is £500,000 per annum and he is provided with a company car or cash allowance in lieu thereof, private medical insurance (for himself and for his family), life assurance cover equal to four times his basic annual salary and income protection insurance. Pension contributions are made to a personal pension scheme of 15% of his gross basic annual salary up to the earnings cap (currently £97,200) and an additional cash sum of 20% of his gross basic annual salary above the earnings cap is paid to him for his personal pension arrangements (these payments are subject to a personal contribution of 10% of his gross basic annual salary to a personal pension scheme). He is eligible to participate in the Company share schemes.

Stephen Cook has an employment agreement, dated 21 October 1998, which will continue until terminated by either party giving to the other not less than 12 months’ notice. His current basic annual salary is £370,000 per annum and he is provided with a company car or cash allowance in lieu thereof, private medical insurance (for himself and for his family), life assurance cover equal to four times his basic annual salary and income protection insurance. A cash sum of 20% of Stephen Cook’s gross basic annual salary is paid to him for his personal pension arrangements (these payments are subject to a personal contribution of 4% of his gross basic annual salary to a personal pension scheme). He is eligible to participate in the Company share schemes.

Mark Luiz has an employment agreement, dated 9 November 1995, which will continue until terminated by either party giving to the other not less than 12 months’ notice. His current basic annual salary is £350,000 per annum and he is provided with a company car or cash allowance in lieu thereof, private medical insurance (for himself and for his family), life assurance cover equal to four times his basic annual salary and income protection insurance. Pension contributions are made to a personal pension scheme of 12% of Mark Luiz’s gross basic annual salary (these payments are subject to a personal contribution of 4% of his gross basic annual salary to a personal pension scheme). He is eligible to participate in the Company share schemes.

Adam Singer, who resigned as a director on 31 July 2002, had an employment agreement, dated 27 May 1999 which was terminable by him giving to the employing company 12 months’ notice or by the employing company giving to Adam Singer 24 months’ notice. This notice period was considered appropriate when the employment agreement with Adam Singer was entered into. Adam Singer’s basic annual salary as at the date of resignation was £600,000 per annum and he was provided with a company car, private medical insurance (for himself and for his family), life assurance cover equal to four times his basic annual salary and income protection insurance. Pension contributions were made to a personal pension scheme of 10% of Adam Singer’s gross basic annual salary and an additional cash sum of 3.5% of his gross basic annual salary was paid to him for his personal pension arrangements.

NON-EXECUTIVE DIRECTORS’ TERMS OF APPOINTMENT
Cob Stenham has a letter of appointment for a fixed term of one year from 1 December 1999, continuing thereafter unless terminated by 12 months’ notice by either party except in the event of a change of control when the notice period extends to 24 months. Cob Stenham has confirmed that his notice period would not increase where the change of control is part of a Group reorganisation. He has also confirmed that he would relinquish his right to the enhancement of his notice period in a transaction where it was thought that his independence was compromised by the existence of such right. Cob Stenham’s fee for his services as a non-executive director is £175,000 per annum. This fee reflects his role as the chairman of the board. He is provided with a company car and private medical insurance (for himself and for his family).

Denise Kingsmill has a letter of appointment dated 26 July 2001 for an initial period of three years subject to extension for a further three year period. The appointment may be terminated at any time without giving rise to damages for loss of office or fees payable in respect of any unexpired portion of the term of appointment. Denise Kingsmill’s fee for her services as a non-executive director is £35,000 per annum.

Tony Rice has no letter of appointment. Tony Rice’s fee for his services as a non-executive director is £35,000 per annum.

Stanislas Yassukovich has a letter of appointment dated 29 April 1999. The appointment is for a 12 month period to run from the date of reappointment at each Annual General Meeting. The appointment may be terminated at any time without giving rise to damages for loss of office or fees payable in respect of any unexpired portion of the term of appointment. Stanislas Yassukovich’s fee for his services as a non-executive director is £41,000 per annum. This fee reflects his role as the senior independent non-executive director on the board.

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FORMER DIRECTORS AND COMPENSATION FOR LOSS OF OFFICE
On 14 May 2002, Microsoft Corporation advised the Company that it was withdrawing its three non-executive directors from the board. Consequently, Dennis Durkin, Salman Ullah and Henry Vigil resigned as directors as from this date. They had no letters of appointment and received no fees or compensation for loss of office.

On 17 July 2002, Liberty Media advised the Company that it was withdrawing its three non-executive directors from the board. Consequently, Robert Bennett, Miranda Curtis and Graham Hollis resigned as directors as from this date. They had no letters of appointment and received no fees or compensation for loss of office.

Adam Singer resigned as a director on 31 July 2002. In compensation for the early termination of his employment agreement described above, he was paid a sum equal to two years’ basic salary plus benefits on leaving the Company. He is also permitted to exercise his outstanding share options (in accordance with the scheme rules).

Under the Regulations the following section of the Directors’ Remuneration Report is subject to audit.

DIRECTORS’ REMUNERATION
The aggregate remuneration for directors during the year was as follows:
	2002	2001
	£ million	£ million

Fees to non-executive directors	0.3	0.3
Remuneration for executive directors:
Basic salary, allowances and benefits	1.7	2.0
Performance-related bonuses	0.4	0.7
Pension contributions	0.1	0.2
Compensation for loss of office	1.4	–

Total in respect of year	3.9	3.2

					Non-cash		Performance-		Compensation for		Total emoluments		Pension
	Salaries/Fees		Allowances[1]			benefits	related bonuses		loss of office		excluding pensions		contributions[2]
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Directors’ compensation	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000

Executive
C J Burdick	400	347	73	30	3	11	160	283	–	–	636	671	15	14
S S Cook	350	347	78	78	6	3	140	112	–	–	574	540	–	–
R Fuller (res 31.8.01)	–	273	–	–	–	10	–	–	–	–	–	283	–	61
M W Luiz	350	338	–	–	18	14	140	109	–	–	508	461	42	40
A N Singer (res 31.7.02)	350	575	12	–	10	18	–	186	1,422	–	1,794	779	35	58
Non-executive
Lord Borrie (res 21.6.01)	–	17	–	–	–	–	–	–	–	–	–	17	–	–
D P Kingsmill	35	18	–	–	–	–	–	–	–	–	35	18	–	–
W A Rice	35	35	–	–	–	–	–	–	–	–	35	35	–	–
A W P Stenham	175	175	–	–	21	15	–	–	–	–	196	190	–	–
S M Yassukovich	41	41	–	–	–	–	–	–	–	–	41	41	–	–

	1,736	2,166	163	108	58	71	440	690	1,422	–	3,819	3,035	92	173

The following non-executive directors did not receive any remuneration from the Company in either 2002 or 2001 for their services: R R Bennett, M T C Curtis and G Hollis (all resigned 17.7.02); D Durkin, S Ullah and H P Vigil (all resigned 14.5.02); and N Holloway (resigned 2.8.01).

Notes
[1] Company car allowances paid to the directors in lieu of a company car are included within the allowances figure shown above. In previous years this has been disclosed in the salary figure and therefore the comparative figures for 2001 have been amended by £21,000 to reflect this reporting change.

Additional cash sums paid to the directors for their personal pension arrangements are also included within the allowances figure shown above. In previous years this has been shown in either the salary figure or the pension contributions figure and therefore the pension contribution comparative figures for 2001 have been amended by £70,000 and the salary comparative figures for 2001 by £17,000 to reflect this reporting change.

The directors believe that this more fairly reflects the true nature of these costs.

[2] The pension contributions for the directors were paid into their personal pension schemes. Allowances, benefits in kind and bonuses paid to directors are not pensionable. None of the directors are members of the Company’s Money Purchase Occupational Pension Plan.

[3] No amounts were paid to the directors in respect of their qualifying services by way of expense allowances that were chargeable to UK income tax.

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Directors’ Remuneration Report
continued

Directors’ interests
Beneficial interests in ordinary shares of the Company at 31 December are as follows:
	2001	2002

C J Burdick	294,201	294,201
D P Kingsmill	30,983	30,983
M W Luiz	20,631	20,631
W A Rice	27,120	27,120
A W P Stenham	40,000	40,000
S M Yassukovich	47,513	47,513

Options to acquire ordinary shares of the Company granted under the Executive Share Option Schemes and the Sharesave Schemes are shown below:

	Number of shares				Number of shares			Exercise price
	under option at	Granted/(lapsed)	Date of		under option at			per share
	31 December 2001	during 2002	grant/lapse	Note	31 December 2002		Exercise period	(pence)

C J Burdick	27,486	–	–	a	27,486		13/03/2000 – 12/03/2007	109.1
	800,542	–	–	b	800,542		13/03/2000 – 12/03/2007	108.7
	1,192,982	–	–	b	1,192,982		30/06/2003 – 29/06/2010	228.0
	583,333	–	–	b	583,333		07/06/2004 – 06/06/2011	120.0
	233,333	–	–	b	233,333		16/11/2004 – 15/11/2011	75.0

Totals	2,837,676				2,837,676

S S Cook	21,394	(21,394)	21/04/2002	a	–		–	–
	742,021	(742,021)	21/04/2002	b	–		–	–
	982,456	–	–	b	982,456		30/06/2003 – 29/06/2010	228.0
	421,052	–	–	b	421,052		21/11/2003 – 20/11/2010	114.0
	583,333	–	–	b	583,333		07/06/2004 – 06/06/2011	120.0
	233,333	–	–	b	233,333		16/11/2004 – 15/11/2011	75.0
	10,977	–	–	c	10,977		01/02/2004 – 31/07/2004	88.3

Totals	2,994,566	(763,415)			2,231,151

M W Luiz	169,223	–	–	a	169,223	*	19/06/1998 – 18/06/2005	99.9
	397,776	(397,776)	18/06/2002	b	–		–	–
	1,052,631	–	–	b	1,052,631		30/06/2003 – 29/06/2010	228.0
	583,333	–	–	b	583,333		07/06/2004 – 06/06/2011	120.0
	233,333	–	–	b	233,333		16/11/2004 – 15/11/2011	75.0
	10,977	–	–	c	10,977		01/02/2004 – 31/07/2004	88.3

Totals	2,447,273	(397,776)			2,049,497

A W P Stenham	10,977	–	–	c	10,977		01/02/2004 – 31/07/2004	88.3

Totals	10,977				10,977

A N Singer**	12,765	–	–	a	12,765		31/07/2002 – 29/12/2003	235.0
	1,741,229	–	–	b	1,741,229		31/07/2002 – 29/12/2003	228.0
	1,000,000	–	–	b	1,000,000		31/07/2002 – 06/12/2004	120.0
	400,000	–	–	b	400,000		31/07/2002 – 15/05/2005	75.0
	3,247	(3,247)	31/07/2002	c	–		–	–

Totals	3,157,241	(3,247)			3,153,994

a. Approved Executive Share Options; b. Unapproved Executive Share Options; c. Sharesave

* These options were granted under the 1992 Flextech Approved Employee Share Option Plan and were, following the acquisition of Flextech plc by the Company in April 2001, exchanged for replacement options over the Company’s shares. These options continue to be governed by the rules of the Flextech plan, which is structurally similar to the Telewest 1995 (No. 1) Executive Share Option Scheme, however, as a result of the option exchange, there are no performance conditions attached to these options.

** Adam Singer resigned as a director on 31 July 2002.

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Under the Executive Share Option Schemes options are normally only exercisable if the Company’s Total Shareholder Return (“TSR”) outperforms that of the FTSE 100 Index over any three year period between the dates of grant and exercise. A detailed description of the performance condition can be found on page 28.

There are no performance conditions applied to options granted under the Sharesave Scheme.

Other entitlements to ordinary shares of the Company:

Telewest Long Term Incentive Plan:

	Number of		Number of
	shares at		shares at			Market	Market
	31 December	Lapsed	31 December			price at	price at	Performance
	2001	during 2002	2002	Transfer dates	Date awarded	award date	vesting date	period
						(pence)	(pence)

C J Burdick	9	–	9	From 01/11/2001	01/11/1997	73.0	46.2	01/01/1997 – 31/12/1999
	66,112	–	66,112	From 20/03/2002	20/03/1998	92.0	15.2	01/01/1998 – 31/12/2000
	51,546	(51,546)	–	–	–	–	–	–

Totals	117,667	(51,546)	66,121

The qualifying conditions which apply to the shares which are transferable at the end of the year are those generally that apply to the LTIP.

The performance condition under the LTIP divides the award equally, with vesting of 50% dependent upon the Company’s Total Shareholder Return (“TSR”) meeting a performance condition relating to the TSR of the constituents of the FTSE 100 Index and 50% dependent upon the Company’s performance against the TSR of a group of comparator companies from the Telecommunications and Media sectors, in each case over a three year period starting from the first day of the financial year in which the award is made. A detailed description of the performance condition can be found on page 28.

The Telewest Equity Participation Plan:

	Number of	Matching		Number of				Market
	bonus shares at	allocation at		shares at			Market	price at
	31 December	31 December	Transferred	31 December	Transfer	Date	price at	vesting
	2001	2001	during 2002	2002	dates	awarded	award date	date
							(pence)	(pence)

C J Burdick	14,989	25,401	–	40,390	From 22/03/2002	22/03/1999	244.0	14.5

Totals	14,989	25,401	–	40,390

There are no specific performance conditions relating to the transfer of this award however performance conditions did apply to the bonus payment on the basis of which the bonus shares were awarded.

The Telewest Restricted Share Scheme:

	Number of		Number of
	shares at		shares at
	31 December	Awarded	31 December
	2001	during 2002	2002	Transfer dates

C J Burdick	185,915	–	185,915	From 12/06/2004

Total	185,915	–	185,915

There are no performance conditions applying to the award of shares under the Restricted Share Scheme as the scheme is used for one-off grants for a specific purpose, further details of which can be found on page 29.

No options or awards under any of the above schemes were exercised or varied during the year and no consideration was paid for the grant of options.

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Directors’ Remuneration Report
continued

The middle market price of a share in the Company on 31 December 2002, was 2.00 pence and the range during the year was 67.50 pence to 0.75 pence. Further information on share price movements during the year is given in the Shareholder Information section on page 90.

Save as disclosed above, no right to subscribe for shares in the Company or its subsidiaries was granted to or exercised by a director, or any member of his immediate family during 2002.

None of the directors are or were interested in the Company’s limited voting convertible ordinary share capital. Save as disclosed above, the directors had no interests in the issued share capital of the Company or its subsidiaries at the dates given above.

On 26 March 2003, the Telewest 1994 Employees’ Share Ownership Plan Trust held 854,853 ordinary shares. Each of the executive directors is deemed to have a technical interest in all the ordinary shares held by the trustees.

Save as noted above, the interests of the directors set out herein have not changed between the end of the financial year and the date of this report.

The Directors’ Remuneration Report was approved by the board of directors on 26 March 2003 and signed on its behalf by:

Stanislas Yassukovich
Chairman of the remuneration committee

Statement of Directors’ Responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for that period. In preparing the financial statements, the directors are required to: select suitable accounting policies and apply them consistently; make judgements and estimates that are reasonable and prudent; state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements, and prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985. The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and the Group and to prevent and detect fraud and other irregularities. The directors, having prepared the financial statements, note that the auditors are required by the Act to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their auditor’s report.

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Independent Auditor’s Report

We have audited the financial statements on pages 36 to 61. We have also audited the information in the Directors’ Remuneration Report that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The directors are responsible for preparing the Annual Report and the Directors’ Remuneration Report. As described on page 34, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession’s ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 22 to 25 reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the Corporate Governance statement and the unaudited part of the Directors’ Remuneration Report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

BASIS OF AUDIT OPINION
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors’ Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors’ Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors’ Remuneration Report to be audited.

Fundamental uncertainty – going concern
In forming our opinion we have considered the adequacy of the disclosures made in note 1 to the financial statements concerning the fundamental uncertainty as to the ability of the Company and Group to continue to meet their debts as they fall due. This depends upon the successful conclusion of the Financial Restructuring which is referred to in note 1.

In view of the significance of this uncertainty, we consider that it should be brought to your attention but our opinion is not qualified in this respect.

OPINION
In our opinion:

•	the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 and of the loss of the Group for the year then ended; and

•	the financial statements and the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

26 March 2003

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UK GAAP
Consolidated Profit and Loss Account
for the year ended 31 December 2002

		2002	2002	2002	2001
		Before
		exceptional	Exceptional
		items	items	Total	Total
	Notes	£ million	£ million	£ million	£ million

Turnover
Existing operations	2	1,283	(16)	1,267	1,260
Share of joint ventures’ turnover	2	64	–	64	63

Total turnover – continuing operations		1,347	(16)	1,331	1,323
Less: share of joint ventures’ turnover		(64)	–	(64)	(63)

Group turnover		1,283	(16)	1,267	1,260
Total operating expenses	3	(1,524)	(1,595)	(3,119)	(2,572)

Group operating loss – continuing operations		(241)	(1,611)	(1,852)	(1,312)
Group turnover		1,283	(16)	1,267	1,260
Operating expenses before depreciation and amortisation		(915)	(22)	(937)	(954)

EBITDA	1	368	(38)	330	306
Depreciation and amortisation		(609)	(1,573)	(2,182)	(1,618)

Group operating loss		(241)	(1,611)	(1,852)	(1,312)
Share of operating profits of joint ventures	14	10	–	10	9
Share of operating losses of associated undertakings	14	(1)	–	(1)	(7)

Total operating loss: Group and share of
joint ventures and associated undertakings		(232)	(1,611)	(1,843)	(1,310)
Profit/(loss) on disposal of investments	7	36	–	36	(4)
Interest receivable and similar income	8	309	–	309	15
Amounts written off investments	14	(47)	(70)	(117)	(138)
Interest payable and similar charges	9	(572)	(31)	(603)	(494)

Loss on ordinary activities before taxation		(506)	(1,712)	(2,218)	(1,931)
Tax on loss on ordinary activities	10	(1)	–	(1)	(5)

Loss on ordinary activities after taxation		(507)	(1,712)	(2,219)	(1,936)
Minority interests	21	1	–	1	1

Loss for the financial year		(506)	(1,712)	(2,218)	(1,935)

Basic loss per ordinary share (pence)	11	(17.6)	(59.6)	(77.2)	(67.2)

Included in operating expenses in 2001 was £992 million exceptional impairment charge against goodwill.

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UK GAAP
Consolidated Balance Sheet
as at 31 December 2002

		2002	2002	2001	2001
	Notes	£ million	£ million	£ million	£ million

Fixed assets
Intangible assets	12		157		1,743
Tangible assets	13		3,398		3,498
Investments in joint ventures:
Share of gross assets		45		30
Goodwill		241		330
Share of gross liabilities		(146)		(138)
Loans to joint ventures		208		218

	14	348		440
Investments in associated undertakings and participating interests	14	8		107
Other investments	14	–		1

Total investments			356		548

			3,911		5,789
Current assets
Stocks	15		28		67
Debtors	16		210		239
Secured cash deposits restricted for more than one year			12		20
Cash at bank and in hand			390		14

			640		340
Creditors: amounts falling due within one year (includes
convertible debt of £282 million and £ nil in 2002 and
2001 respectively)	17		(4,410)		(670)

Net current liabilities			(3,770)		(330)

Total assets less current liabilities			141		5,459
Creditors: amounts falling due after more than one year
(includes convertible debt of £608 million and £904 million
in 2002 and 2001 respectively)	17		(1,932)		(5,031)
Minority interests	21		1		(1)

Net (liabilities)/assets			(1,790)		427

Capital and reserves
Called up share capital	22		295		295
Share premium account	23		1,254		1,254
Merger reserve	23		534		2,769
Other reserves	23		272		279
Profit and loss account	23		(4,145)		(4,170)

Equity shareholders’ (deficit)/funds			(1,790)		427

The financial statements were approved by the board of directors on 26 March 2003 and signed on its behalf by:

C J Burdick	M W Luiz
Director	Director

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UK GAAP
Company Balance Sheet
as at 31 December 2002

		2002	2001
	Notes	£ million	£ million

Fixed assets
Investments	14	1,857	3,953
Current assets
Debtors	16	3,457	3,898
Cash at bank and in hand		97	–

		3,554	3,898
Creditors: amounts falling due within one year (includes convertible
debt of £282 million and £ nil in 2002 and 2001 respectively)	17	(1,826)	(72)

Net current assets		1,728	3,826

Total assets less current liabilities		3,585	7,779
Creditors: amounts falling due after more than one year (includes convertible
debt of £299 million and £565 million in 2002 and 2001 respectively)	17	(1,808)	(3,968)

Net assets		1,777	3,811

Capital and reserves
Called up share capital	22	295	295
Share premium account	23	1,254	1,254
Merger reserve	23	–	2,235
Other reserves	23	1,252	1,252
Profit and loss account	23	(1,024)	(1,225)

Equity shareholders’ funds		1,777	3,811

The financial statements were approved by the board of directors on 26 March 2003 and signed on its behalf by:

C J Burdick	M W Luiz
Director	Director

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UK GAAP
Consolidated Cash Flow Statement
for the year ended 31 December 2002

	Notes	2002 £ million	2001 £ million

Net cash inflow from operating activities	25	391	348

Dividends received from associated undertakings		1	3

Returns on investments and servicing of finance
Interest received		7	5
Interest received from joint ventures	14	12	12
Interest paid		(287)	(335)
Dividend paid to minority interests in subsidiary undertaking		(1)	–
Interest element of finance lease payments		(18)	(20)
Issue costs of Notes and credit facility arrangement costs		–	(41)

Net cash outflow from returns on investments and servicing of finance		(287)	(379)

Capital expenditure
Purchase of tangible fixed assets		(448)	(548)
Sale of tangible fixed assets		1	2

Net cash outflow for capital expenditure		(447)	(546)

Acquisitions and disposals
Purchase of subsidiary undertakings		–	(6)
Disposal of subsidiary undertakings		14	10
Cash disposed of with a subsidiary undertaking		–	(2)
Disposal of associated undertakings		59	–
Investments in associated undertakings and other participating interests		(2)	(26)

Net cash inflow/(outflow) from acquisitions and disposals		71	(24)

Net cash outflow before use of liquid resources and financing		(271)	(598)

Management of liquid resources
Net (increase)/decrease in fixed and secured deposits		(229)	11

Financing
Net repayment of borrowings under old credit facilities		–	(824)
Net proceeds from borrowings under new credit facilities		640	1,393
Repayments of loans made to joint ventures (net)	14	9	9
Proceeds from issue of Accreting Convertible Notes 2003		–	30
Repayment of other borrowings		(2)	–
Repayment of SMG equity swap		(33)	–
Net proceeds from maturity of forward contracts		76	–
Proceeds from exercise of share options		–	6
Capital element of finance lease payments		(51)	(54)

Net cash inflow from financing		639	560

Increase/(decrease) in cash in the year	26	139	(27)

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UK GAAP
Reconciliation of Movements in Equity Shareholders’
Funds for the year ended 31 December 2002

	Notes	Group 2002 £ million	Company 2002 £ million	Group 2001 £ million	Company 2001 £ million

Opening equity shareholders’ funds		427	3,811	2,355	5,049
Loss for the financial year	23	(2,218)	(2,035)	(1,935)	(1,243)
Unrealised gain on deemed partial disposal of investment in a
subsidiary undertaking	23	–	–	1	–
Gain on retranslation of investment in an overseas subsidiary
undertaking	23	–	–	1	–
Accrued share based compensation credit/(cost)	23	1	1	(1)	(1)
Issue of shares	22, 23	–	–	6	6

Closing equity shareholders’ (deficit)/funds		(1,790)	1,777	427	3,811

Statement of Total Recognised Gains and Losses
for the year ended 31 December 2002

	Group 2002 £ million	Company 2002 £ million	Group 2001 £ million	Company 2001 £ million

Loss for the financial year	(2,218)	(2,035)	(1,935)	(1,243)
Unrealised gain on deemed partial disposal of investment
in a subsidiary undertaking	–	–	1	–

Total recognised gains and losses relating to the financial year	(2,218)	(2,035)	(1,934)	(1,243)

40   Telewest report 2002

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UK GAAP
Notes to the Accounts
for the year ended 31 December 2002

1 ACCOUNTING POLICIES
The principal accounting policies which have been applied consistently throughout the year in the preparation of the financial statements, are as follows:

Basis of preparation
The financial statements have been prepared in accordance with applicable accounting standards and under the historical cost accounting rules:

The financial statements are prepared on a going concern basis, which the directors believe to be appropriate for the following reasons.

Following the directors’ decision on 30 September 2002 not to pay the interest on certain of the Group’s bonds and other hedging instruments, the Group is now in default of a majority of its bonds and its Senior Secured Facility.

These liabilities are now due for repayment in full and the Group is negotiating with its bondholder creditors and bank facility creditors to effect a reorganisation of the Group’s debt. This will involve, inter alia, the conversion of bond debt to equity and the renegotiation of existing bank facilities. The directors believe the amended facilities will provide the Group with sufficient liquidity to meet the Group’s funding needs after completion of the Financial Restructuring. Further details of the proposed financial restructuring are included within the Financial Review on pages 5 to 13.

In order for the Financial Restructuring to be effective, the bondholder creditors need to approve the plans by the relevant statutory majority. In addition, the Group’s shareholders need to approve the proposed share capital reorganisation.

The directors are of the opinion that the status of negotiations of the Financial Restructuring will lead to a successful outcome and that this is sufficient grounds for issuing the annual accounts under the assumption of going concern.

The effect on the financial statements as presented, of the going concern basis of preparation being inappropriate, is principally that the book value of tangible fixed assets and investments would be restated from their present value in use to a net realisable value. Whilst the directors believe that their net realisable values would be lower than the current value in use there is insufficient information available for the directors to quantify the difference.

The directors have decided to publish EBITDA in addition to the statutory financial information as they consider that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the cable television and telecommunications industry. EBITDA represents group operating profit before deducting depreciation of fixed assets and amortisation of goodwill.

Basis of consolidation
The Group financial statements consolidate the financial statements of the Company and its subsidiary undertakings and include the Group’s share of associated undertakings on an equity accounted basis and joint ventures on a gross equity accounted basis. The results of subsidiary undertakings acquired or disposed of during the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

An associate is an undertaking in which the Group has a long-term interest usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence. The Group’s share of the profits less losses of associates is included in the consolidated profit and loss account and its interest in their net assets is included in investments in the consolidated balance sheet.

A joint venture is an undertaking in which the Group has a long-term interest and over which it exercises joint control. The Group’s share of the profits and losses of joint ventures is included in the consolidated profit and loss account and its interest in their net assets is included in the consolidated balance sheet.

The Company has taken advantage of Section 230 of the Companies Act 1985 and has not presented a profit and loss account. The loss of the Company for the financial year is disclosed in note 23 to these financial statements.

Investments
Investments in subsidiary and associated undertakings and joint ventures are stated in the Company balance sheet at cost less provision for impairment in value.

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UK GAAP
Notes to the Accounts
continued

1 ACCOUNTING POLICIES (CONTINUED)
Goodwill
Purchased goodwill on the acquisition of subsidiary and associated undertakings and joint ventures represents the excess of the fair value of the consideration and associated acquisition costs given over the fair value of the identifiable net assets acquired.

Purchased goodwill arising on consolidation in respect of acquisitions before 1 January 1998, when FRS 10 Goodwill and Intangible Assets was adopted, was written off to reserves in the year of acquisition. Upon subsequent disposal, any related goodwill previously written off to reserves is written back to the profit and loss account as part of the profit or loss on disposal.

Purchased goodwill arising on consolidation in respect of acquisitions since 1 January 1998 is capitalised. Positive goodwill is amortised to nil by equal annual instalments over its estimated useful life. The useful economic life is assessed for each acquisition after having regard to the future economic benefits expected to be generated by the acquisition and any legal or other restrictions that may exist. Goodwill on acquisitions since 1 January 1998 is being amortised over a 20 year period. On the subsequent disposal or termination of a business acquired since 1 January 1998, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill. Any impairment charge on subsidiary undertakings is included within operating loss and any impairment charge on joint ventures and associated undertakings is included within amounts written off investments.

Cash and liquid resources
Cash, for the purposes of the cash flow statement, comprises cash in hand and deposits repayable on demand less overdrafts payable on demand.

Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. At 31 December 2002, the Group’s liquid resources comprise short-term money market deposits.

Capitalisation of overheads and staff costs
The Group capitalises that proportion of overheads and staff costs which are directly attributable to the construction and development of the cable network and related infrastructure.

Depreciation
Depreciation is provided to write off the cost, less estimated residual value, of tangible fixed assets by equal instalments over their estimated useful economic lives as follows:

Freehold and long leasehold buildings	50 years	Subscriber electronics	5 years
Cable and ducting	20 years	Headend, studio and playback facilities	5 years
Electronic equipment		Other equipment
System electronics	8 years	Office furniture and fittings	5 years
Switching equipment	8 years	Motor vehicles	4 years

Foreign currencies
Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies, to the extent that they are not hedged by financial instruments, are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

Leases
Where the Group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated over its estimated useful life or the term of the lease, whichever is shorter. Future instalments under such leases, net of finance charges, are included within creditors. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account, and the capital element which reduces the outstanding obligation for future instalments. Costs in respect of operating leases are charged to the profit and loss account on a straight-line basis over the life of the lease.

Turnover
Revenues are recognised as network communication services are provided. Connection and activation fees relating to cable television, telephony and internet customers are recognised in the period of connection to the extent that such fees are less than direct selling costs. All other up-front fees are deferred and recognised over the estimated average period that the customers are contracted to remain connected to the system.

Occasionally, the Group sells capacity on its network to other telecommunications providers. Sales of capacity are accounted for as finance leases, operating leases, or service agreements depending on the terms of the transaction. Revenue for sales of capacity, which meet the criteria of a finance lease, is recognised as revenue using the percentage-of-completion method. If the requirements of finance lease accounting are not met, revenues are recognised over the term of the agreement.

Programming revenues are recognised based on subscriber numbers for the period. Revenues on transactional and interactive sales are recognised when the services are delivered. Advertising sales revenue is recognised at estimated realisable values when the advertising is aired.

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Recognition of contract costs
Certain of the sales of network capacity referred to above involve the Group constructing new capacity. Where the Group retains some of this new capacity, either for subsequent resale or for use within the business, then an element of the construction costs is retained within stocks or fixed assets, respectively. The allocation of construction costs between costs expensed to the profit and loss account and costs capitalised within stocks or fixed assets is based upon the ratio of capacity sold and retained.

Stocks
Stocks of equipment, held for use in the maintenance and expansion of the Group’s telecommunications systems, are stated at cost, including appropriate overheads, less provision for deterioration and obsolescence. Stocks for resale are stated at the lower of cost and net realisable value.

Programming inventory comprises fees paid for film licences and film distribution rights and is stated at cost less accumulated amortisation and any provision for impairment in value.

Amortisation is provided to write off the cost of the programming inventory as follows:

Licence fees	on a transmission basis
Distribution rights	matched to period sales as a proportion of anticipated sales

Taxation
The Group adopted FRS 19 Deferred Tax during the year. Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in future or a right to pay less tax in future have occurred at the balance sheet date. Timing differences are differences between the Group’s taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements. A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. The adoption of FRS 19 had no material effect on the results for the current or previous financial year.

Loss per share
In accordance with FRS 14 Earnings per share the Group presents its basic loss per share for the current and preceding years. The basis of calculation is given in note 11 to the financial statements.

Pension costs
The Group operates a defined contribution pension scheme or contributes to third-party schemes on behalf of the employees.

The amount charged against the profit and loss account represents the contributions payable to the selected schemes in respect of the accounting period.

Restricted Share Scheme (“RSS”)/Long Term Incentive Plan (“LTIP”)/Equity Participation Plan (“EPP”)
The value of awards over ordinary shares granted to eligible employees under these schemes is charged to the profit and loss account based on the fair value of the shares at the date of grant and to the extent that the awards have been earned by employees in the current period.

Financial instruments
Interest rate swap agreements, which are used to manage interest rate risk on the Group’s borrowings, are accounted for using the accruals method. Net income or expense resulting from the differential between exchanging floating and fixed rate interest payments is recorded on an accruals basis. To the extent that the interest rate swap agreements are delayed starting, net income or expense is not recognised until the effective date of the agreement.

Where hedged transactions are not likely to occur or the derivative financial instruments cease to be regarded as hedges, then the derivatives are recorded on the balance sheet at their fair market values with changes in the market values recorded in the profit and loss account.

Finance costs
Costs incurred in arranging debt facilities are deducted from the amount raised and amortised over the life of the debt on a constant-yield basis. Where the period and utilisation of the debt facility is uncertain, the amortisation rate is determined by reference to the Group’s estimated future financing requirements. Costs incurred in raising equity finance are deducted from the premium arising on the issue of shares.

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UK GAAP
Notes to the Accounts
continued

2  SEGMENTAL INFORMATION
The Group has two classes of business, being cable and content. Cable Division turnover is attributable principally to the provision of cable television, telephony and internet services to the consumer and business markets in the United Kingdom, which the directors consider to be the same class of business and, accordingly, no further analysis of operating loss or net assets within the Cable Division is shown. Content Division turnover is attributable principally to the supply of entertainment content, interactive and transactional services to the UK pay-TV broadcasting market.

Turnover by business segment was:

	2002	2002	2002	2001
	Existing	Inter-divisional
	operations	turnover	Total	Total
	£ million	£ million	£ million	£ million

Consumer Division
Cable television	336	–	336	329
Telephony	495	–	495	488
Internet and other	63	–	63	40

	894	–	894	857
Business Division	267	–	267	274

Total Cable Division	1,161	–	1,161	1,131

Content Division
Programming, transactional and interactive revenues	121	(15)	106	129
Share of joint ventures’ turnover	64	–	64	63

Total Content Division	185	(15)	170	192

Total turnover	1,346	(15)	1,331	1,323
Less: share of joint ventures’ turnover	(64)	–	(64)	(63)

Group turnover	1,282	(15)	1,267	1,260

Internet and other revenue comprises internet sales and sales of cable publications.

The Group has provided an exceptional £16 million against turnover as a result of a VAT & Duties Tribunal judgement in a dispute over the VAT status of our cable TV listings magazines. Previously this was disclosed as a contingent liability. The amount arises from VAT payable in the period from January 2000 to July 2002. The Company has appealed against this ruling. An exceptional amount of £2 million has also been provided for interest on the amount in dispute.

	2002	2002	2002	2002	2001	2001	2001	2001
			Inter-				Inter-
	Cable	Content	divisional	Total	Cable	Content	divisional	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Segmental analysis of operating results
Group turnover	1,161	121	(15)	1,267	1,131	143	(14)	1,260
Operating expenses before depreciation
and amortisation	(838)	(114)	15	(937)	(833)	(135)	14	(954)

EBITDA	323	7	–	330	298	8	–	306
Depreciation and impairment of tangible fixed assets	(567)	(10)	–	(577)	(429)	(16)	–	(445)
Amortisation and impairment of goodwill and
intangible assets	(1,178)	(427)	–	(1,605)	(68)	(1,105)	–	(1,173)
Other operating expenses	(838)	(114)	15	(937)	(833)	(135)	14	(954)

Total operating expenses	(2,583)	(551)	15	(3,119)	(1,330)	(1,256)	14	(2,572)

Group operating loss	(1,422)	(430)	–	(1,852)	(199)	(1,113)	–	(1,312)
Share of operating (losses)/profits of joint ventures	(1)	11	–	10	(2)	11	–	9
Share of operating losses of associated undertakings	–	(1)	–	(1)	(4)	(3)	–	(7)

Total operating loss	(1,423)	(420)	–	(1,843)	(205)	(1,105)	–	(1,310)

Profit/(loss) on disposal of investments				36				(4)
Amounts written off investments				(117)				(138)
Net exchange gains/(losses) on foreign currency
translation				216				(15)
Net interest payable				(510)				(464)

Loss on ordinary activities before taxation				(2,218)				(1,931)

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Operating expenses before depreciation and amortisation include £22 million exceptional legal and professional costs incurred during the year relating to the financial restructuring of the Group’s balance sheet.

The Group has carried out an impairment review of goodwill arising on acquisitions of subsidiary undertakings, joint ventures and associated undertakings and of its network assets. See note 3 for details.

	2002	2001
	£ million	£ million

Net (liabilities)/assets
Cable Division	3,220	4,372
Content Division (includes £352 million (2001: £538 million) of joint ventures and associated undertakings)	644	1,178
Other investments	4	10
Debt (including finance lease obligations)	(5,659)	(5,132)
Minority interests	1	(1)

Total net (liabilities)/assets	(1,790)	427

All activities originate and are delivered to customers in the United Kingdom.

3 OPERATING EXPENSES
	2002	2002	2002	2001	2001	2001
	Existing	Inter-divisional		Existing	Inter-divisional
	operations	charges	Total	operations	charges	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Cost of sales
Consumer programming expenses	141	(13)	128	153	(11)	142
Business and consumer telephony expenses	218	–	218	238	–	238
Content Division expenses	70	–	70	83	–	83

Prime cost of sales (cost of sales before depreciation)	429	(13)	416	474	(11)	463
Depreciation and impairment of tangible fixed assets	577	–	577	445	–	445

	1,006	(13)	993	919	(11)	908

Administration expenses
Selling general and administrative expenses	523	(2)	521	494	(3)	491
Amortisation and impairment of goodwill and
intangible assets	1,605	–	1,605	1,173	–	1,173

	2,128	(2)	2,126	1,667	(3)	1,664

Total operating expenses	3,134	(15)	3,119	2,586	(14)	2,572

The Group has carried out an impairment review of goodwill arising on acquisitions of subsidiary undertakings, joint ventures and associated undertakings and of its network assets. The impairment review was carried out in accordance with FRS 11 Impairment of Fixed Assets and Goodwill, to ensure that the carrying value of our separately identifiable assets in both Cable and Content Divisions are stated at no more than their recoverable amount, being the higher of net realisable value and value in use. The review concluded that the deterioration in cash flows as a result of the tighter capital markets in which the Group operates and a subsequent focus on profitability indicated an impairment in carrying values had occurred. The impairment loss restated the carrying values of goodwill and network assets to their value in use and was determined using an average pre-tax discount rate of 12.8%.

As a result, exceptional charges totalling £1,643 million have been included in the profit and loss account for the year ended 31 December 2002; £1,486 million has been included within amortisation of goodwill and intangible assets, in respect of goodwill impairment relating to the Group’s acquired subsidiaries; £87 million has been included within impairment of tangible fixed assets, in respect of certain Cable Division assets; and a further £70 million of goodwill was written off goodwill in respect of joint ventures. There is no cash flow impact arising from these exceptional charges.

In 2001, the Group also reviewed the carrying value of goodwill associated with its recent acquisitions. The review resulted in non-cash goodwill impairment adjustments of £992 million relating to the Group’s investment in Flextech and £138 million relating to its equity investments in SMG and UKTV, included in amortisation and amounts written off investments, respectively.

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UK GAAP
Notes to the Accounts
continued

4 LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION
	2002	2001
	£ million	£ million

Loss on ordinary activities before taxation is stated after charging/(crediting):
Auditor’s remuneration
Statutory audit service	1	1
Further assurance	1	1
Depreciation and other amounts written off tangible fixed assets
Owned (including exceptional impairment charge of £87 million)	533	400
Leased	44	45
Amortisation of goodwill (including exceptional impairment charge of £1,486 million (2001: £992 million))	1,605	1,173
Amounts written off investments	117	138
Exchange losses on foreign currency translation	74	15
Exchange gains on foreign currency translation	(290)	–
Hire of plant and machinery – rentals payable under operating leases	5	7
Hire of other assets – operating leases	16	12

The auditor’s remuneration for audit services to the Company was £48,000 (2001: £39,000).

Other fees paid to the auditor and its associates in 2002 for other services derive principally from the Group’s involvement in financial restructuring proceedings, the Group’s quarterly financial reporting obligations and from taxation advice.

5 REMUNERATION OF DIRECTORS

	2002	2001
	£ million	£ million

Fees to non-executive directors	0.3	0.3
Remuneration for executive directors:
Basic salary, allowances and benefits	1.7	2.0
Performance-related bonuses	0.4	0.7
Pension contributions	0.1	0.2
Compensation for loss of office	1.4	–

Total in respect of the year	3.9	3.2

A detailed analysis of directors’ remuneration, including salaries, benefits and performance-related bonuses is set out in the Directors’ Remuneration Report on page 31. Details of directors’ interests in the share capital of the Company are set out in the Directors’ Remuneration Report on pages 32 and 33.

6 STAFF NUMBERS AND COSTS

	2002	2001
	Number	Number

The weighted average number of persons employed by the Group (including directors) during the year analysed by category, was as follows:
Sales and customer services	4,802	5,160
Construction and operations	3,587	3,756
Administration	1,537	1,745

	9,926	10,661

	2002	2001
	£ million	£ million

The aggregate payroll costs of these persons, including amounts which have been capitalised in tangible fixed assets, were as follows:
Wages and salaries	308	290
Social security costs	32	32
Other pension costs	11	10

	351	332

Included within staff costs are one-off redundancy payments of £25 million.

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7 PROFIT/(LOSS) ON DISPOSAL OF INVESTMENTS
	2002	2001
	£ million	£ million

SMG plc	1	–
TV Travel Group Limited	24	–
The Way Ahead Group Limited	10	–
Maidstone Studios Limited	1	–
HSN Direct International Limited	–	(4)

	36	(4)

Current asset investments
On 4 September 2002, the Group’s 16.89% investment in SMG plc, a listed investment in an associated undertaking, was reclassified as a current asset investment, due to the Group’s decision to dispose of the investment within 12 months of that date, and revalued based on the current market share price on that day (see note 14). In November 2002, the investment was sold for a consideration of £45 million, realising a profit of £1 million.

Associated undertakings In May 2002, the Group sold its 37.95% stake in TV Travel Group Limited for a consideration of £27 million, realising a profit of £24 million.

Subsidiary undertakings
In June 2002, the Group disposed of its stake in The Way Ahead Group Limited for a consideration of £10 million, realising a profit of £10 million. Also in November 2002, the Group disposed of its 100% stake in Maidstone Studios Limited for a consideration of £4 million, realising a profit of £1 million.

In 2001, the Group closed its Florida-based subsidiary HSN Direct International Limited incurring an exceptional loss of £4 million.

8 INTEREST RECEIVABLE AND SIMILAR INCOME
	2002	2001
	£ million	£ million

On bank deposits and short-term investments	7	3
On loans made to associated undertakings and joint ventures	12	12
Exchange gains on foreign currency translation	290	–

	309	15

During the year the Group disposed of its foreign currency hedging instruments resulting in foreign exchange gains.

9 INTEREST PAYABLE AND SIMILAR CHARGES
	2002	2001
	£ million	£ million

On bank loans:
Wholly repayable within five years	135	22
Wholly or partly repayable in more than five years	–	83
Finance costs of Notes and Debentures	325	329
Finance charges payable in respect of finance leases and hire purchase contracts	17	19
Exchange losses on foreign currency translation	74	15
Share of interest of associated undertakings and joint ventures	9	11
Extinguishment of debt	29	–
Other	14	15

	603	494

Extinguishment of debt relates to bank facility fees which were being amortised over the lifetime of our Senior Secured Facility. At the year end this was in default and therefore repayable on demand. As a result the remaining fees have been written off to the profit and loss account during the year as an exceptional item.

Included within other interest is an exceptional interest charge of £2 million relating to the VAT & Duties Tribunal judgement (see note 2).

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UK GAAP
Notes to the Accounts
continued

10 TAX ON LOSS ON ORDINARY ACTIVITIES
	2002	2001
	£ million	£ million

Reconciliation of the Group’s tax to the UK statutory rate:
Tax on pre-tax loss at 30%	(666)	(579)
Effects of:
Expenses not deductible for tax purposes	7	1
Timing differences:
Amortisation of goodwill	482	395
Depreciation	173	133
Amounts written off investments	24	–
Use of losses/losses carried forward	(19)	55

Current tax	1	5

	2002	2001
	£ million	£ million

Share of tax of joint ventures	1	3
Share of tax of associated undertakings	–	2

Tax on ordinary activities	1	5

11 LOSS PER SHARE
The calculation of the basic loss per equity share is based on the loss on ordinary activities after taxation and minority interests for the year, divided by the weighted average number of equity shares as follows:

	2002	2001

Weighted average number of equity shares (million)	2,873	2,880
Loss for year (£ million)	(2,218)	(1,935)
Loss per share (pence)	(77.2)	(67.2)

The Group’s potential ordinary shares were all anti-dilutive in the current and preceding year, therefore, diluted earnings per share are the same as basic earnings per share.

12 INTANGIBLE ASSETS

	2002	2001
	£ million	£ million

Positive purchased goodwill
Cost
At 1 January	3,076	3,065
Additions	–	11

At 31 December	3,076	3,076

Provision for amortisation
At 1 January	1,333	187
Impairment charge (note 3)	1,486	992
Amortisation charge	100	154

At 31 December	2,919	1,333

Net book value	157	1,743

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13 TANGIBLE FIXED ASSETS
		Freehold
		and long
		leasehold
	Freehold	land and	Cable and	Electronic	Other
	land	buildings	ducting	equipment	equipment	Total
Group	£ million	£ million	£ million	£ million	£ million	£ million

Cost
At 1 January 2002	6	133	3,205	1,424	593	5,361
Additions	–	7	269	135	66	477
Disposals	–	(2)	–	–	(11)	(13)

At 31 December 2002	6	138	3,474	1,559	648	5,825

Accumulated depreciation
At 1 January 2002	–	46	883	661	273	1,863
Charge for the year	–	10	159	222	99	490
Impairment	–	39	–	31	17	87
Disposals	–	(2)	–	–	(11)	(13)

At 31 December 2002	–	93	1,042	914	378	2,427

Net book value at 31 December 2002	6	45	2,432	645	270	3,398

Net book value at 31 December 2001	6	87	2,322	763	320	3,498

Included in the net book value of electronic equipment and other equipment is £98 million and £60 million, respectively, (2001: £103 million and £66 million respectively) in respect of assets held under finance leases and similar hire purchase contracts. Depreciation charged on these assets was £44 million (2001: £45 million). The Company does not have any tangible fixed assets.

14 FIXED ASSET INVESTMENTS
Group
Investment in associated undertakings and other participating interests

				Total –	Other
	Share of			associated	participating
	net assets	Goodwill	Loans	undertakings	interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Cost
At 1 January 2002	20	114	42	176	10	186
Additions	–	–	2	2	–	2
Disposals	11	(114)	(28)	(131)	–	(131)
Transfer to current assets	(17)	–	(6)	(23)	–	(23)
Reclassifications	(1)	–	(1)	(2)	1	(1)

At 31 December 2002	13	–	9	22	11	33

Share of post acquisition losses
At 1 January 2002	(7)	–	–	(7)	–	(7)
Share of operating losses	(1)	–	–	(1)	–	(1)
Share of interest payable (note 9)	(3)	–	–	(3)	–	(3)
Disposals	14	–	–	14	–	14
Transfer to current assets	(16)	–	–	(16)	–	(16)

At 31 December 2002	(13)	–	–	(13)	–	(13)

Provision
At 1 January 2002	–	(71)	–	(71)	(1)	(72)
Disposals	–	112	–	112	–	112
Transfer to current assets	–	(5)	–	(5)	–	(5)
Impairment	–	(36)	(4)	(40)	(7)	(47)

At 31 December 2002	–	–	(4)	(4)	(8)	(12)

Net investments
At 31 December 2002	–	–	5	5	3	8

At 31 December 2001	13	43	42	98	9	107

On 4 September 2002, the investment in SMG plc, a listed investment in an associated undertaking, was reclassified as a current asset investment at net realisable value. This resulted in £36 million being written off the carrying value of the investment. The investment in SMG plc was subsequently sold in November 2002 (see note 7). As described in note 3, the Group has also undertaken an impairment review of the carrying value of its investments in associated undertakings and other participating interests. As a result, £4 million and £7 million have been written off investments in associated undertakings and other participating interests respectively.

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UK GAAP
Notes to the Accounts
continued

14 FIXED ASSET INVESTMENTS (CONTINUED)
Group
Investments in joint ventures
	Share of
	net assets	Goodwill	Loans	Total
	£ million	£ million	£ million	£ million

Cost
At 1 January 2002	(100)	443	218	561
Net repayments	–	–	(9)	(9)
Elimination on joint venture becoming a subsidiary	–	–	(1)	(1)
Reclassifications	1	–	–	1

At 31 December 2002	(99)	443	208	552

Share of post acquisition losses
At 1 January 2002	(8)	–	–	(8)
Share of operating profits	10	–	–	10
Share of interest payable (note 9)	(6)	–	–	(6)
Share of taxation	(1)	–	–	(1)
Elimination on joint venture becoming a subsidiary	3	–	–	3

At 31 December 2002	(2)	–	–	(2)

Provision
At 1 January 2002	–	(113)	–	(113)
Charge for the year	–	(19)	–	(19)
Impairment	–	(70)	–	(70)

At 31 December 2002	–	(202)	–	(202)

Net investments
At 31 December 2002	(101)	241	208	348

At 31 December 2001	(108)	330	218	440

As described in note 3 the Group undertook an impairment review of goodwill arising on its acquisitions of subsidiary undertakings, joint ventures and associated undertakings. As a result £70 million (2001: £77 million) has been written off goodwill on joint ventures.

The Group lends money to one of its joint ventures to fund its working capital balance. The Group received a net repayment of £9 million in the year. Repayments from its joint venture repay interest owing before loan repayments. Prior year cash flows have been restated to reflect this.

Other investments
Own shares held
£ million

Cost
At 1 January 2002	1
Exercised in year	–

At 31 December 2002	1

Provision
At 1 January 2002	–
Charge for the year	(1)
Exercised in year	–

At 31 December 2002	(1)

Net investments
At 31 December 2002	–

At 31 December 2001	1

Total investments
£ million

At 31 December 2002	356

At 31 December 2001	548

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Company
	Shares in subsidiary	Participating	Own shares
	undertakings	interests	held	Total
	£ million	£ million	£ million	£ million

Cost
At 1 January 2002	5,241	13	1	5,255
Additions	81	–	–	81
Disposals	–	(3)	–	(3)

At 31 December 2002	5,322	10	1	5,333

Provision
At 1 January 2002	(1,292)	(10)	–	(1,302)
Charge for the year	–	–	(1)	(1)
Impairment	(2,173)	–	–	(2,173)

At 31 December 2002	(3,465)	(10)	(1)	(3,476)

Net investments
At 31 December 2002	1,857	–	–	1,857

At 31 December 2001	3,949	3	1	3,953

The Company has undertaken an impairment review of the carrying value of its investments in subsidiary undertakings. The review was carried out on the same basis as described in note 3. As a result, £2,173 million was written off investments in subsidiary undertakings.

Own shares held – Group and Company
At 31 December 2002, own shares held comprised 664,251 ordinary shares of 10 pence each held by the Telewest 1994 Employees Share Ownership Plan (the “Telewest ESOP”) for awards under the Telewest Restricted Share Scheme (the “RSS”) and the Telewest Long Term Incentive Plan (the “LTIP”), schemes designed to provide incentives to executives of the Company. Further details on the schemes are set out on pages 28 and 29 of the Directors’ Remuneration Report.

The market value at 31 December 2002 of the shares held was 2.0 pence per share; the carrying value of the shares held is 154.8 pence per share, being the weighted average cost of the shares acquired by the Telewest ESOP. These shares have been fully provided for.

At 31 December 2002, 493,034 and 9 ordinary shares were reserved for existing awards to executives of the Group under the RSS and LTIP, respectively, leaving the remaining 171,208 shares available for future awards to eligible executives. The provision made against own shares held represents the awards earned by executives in respect of services to the Group.

The Telewest ESOP received an interest-free loan of £7 million from the Group to subscribe for the ordinary shares to establish the Telewest ESOP. The loan is to be repaid by way of contributions made to the ESOP Trustees by subsidiary undertakings of the Group. At 31 December 2002, the Telewest ESOP owed £1 million to the Group.

15 STOCKS
	Group	Company	Group	Company
	2002	2002	2001	2001
	£ million	£ million	£ million	£ million

Raw materials and consumables	–	–	1	–
Equipment for resale	4	–	36	–
Programming inventory	24	–	30	–

	28	–	67	–

16 DEBTORS
	Group	Company	Group	Company
	2002	2002	2001	2001
	£ million	£ million	£ million	£ million

Due within one year
Trade debtors	120	–	117	–
Other debtors	36	3	62	15
Prepayments and accrued income	54	–	60	–
Amounts owed by subsidiary undertakings	–	3,454	–	3,883

Total debtors	210	3,457	239	3,898

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UK GAAP
Notes to the Accounts
continued

17 CREDITORS
Amounts falling due within one year
	Group	Company	Group	Company
	2002	2002	2001	2001
	£ million	£ million	£ million	£ million

Accreting Convertible Notes 2003	282	282	–	–
Senior Debentures 2006	186	186	–	–
Senior Discount Debentures 2007	955	955	–	–
Senior Notes 2008	216	216	–	–
Senior Secured Facility	2,000	–	–	–
SMG equity swap loan	–	–	33	–
Bank loans	1	–	3	–
Other loans	2	–	2	–
Vendor financing	11	–	22	–

	3,653	1,639	60	–
Obligations under finance leases and hire purchase contracts	77	14	47	2
Trade creditors	110	–	108	–
Amounts relating to other related parties	1	–	–	–
Taxation and social security	46	–	6	–
Other creditors	16	–	12	–
Accruals and deferred income	507	173	437	70

	4,410	1,826	670	72

Amounts falling due after more than one year
Accreting Convertible Notes 2003	–	–	268	268
Senior Convertible Notes 2005	309	–	339	–
Senior Debentures 2006	–	–	206	206
Senior Convertible Notes 2007	299	299	297	297
Senior Discount Debentures 2007	–	–	1,072	1,072
Senior Notes 2008	–	–	231	231
Senior Discount Notes 2009	560	560	511	511
Senior Notes 2010	392	392	384	384
Senior Discount Notes 2010	220	220	194	194
Senior Secured Facility	–	–	1,324	–
Bank loans	6	–	7	–
Vendor financing	–	–	1	–

	1,786	1,471	4,834	3,163
Obligations under finance leases and hire purchase contracts	143	–	191	14
Amounts owed to group undertakings	–	337	–	791
Other creditors	3	–	6	–

	1,932	1,808	5,031	3,968

Total creditors	6,342	3,634	5,701	4,040

Notes and debentures
		Principal at maturity
		million	Maturity date	Earliest redemption date	Interest rate %

Accreting Convertible Notes 2003	GBP	294	1 November 2003	1 November 2003	5
Senior Convertible Notes 2005	USD	500	7 July 2005	7 July 2003	6
Senior Debentures 2006	USD	300	1 October 2006	1 October 2000	9.625
Senior Convertible Notes 2007	GBP	300	19 February 2007	9 March 2003	5.25
Senior Discount Debentures 2007	USD	1,537	1 October 2007	1 October 2000	11
Senior Notes 2008	USD	350	1 November 2008	1 November 2003	11.25
Senior Discount Notes 2009	GBP	325	15 April 2009	15 April 2004	9.875
Senior Discount Notes 2009	USD	500	15 April 2009	15 April 2004	9.25
Senior Notes 2010	GBP	180	1 February 2010	1 February 2005	9.875
Senior Notes 2010	USD	350	1 February 2010	1 February 2005	9.875
Senior Discount Notes 2010	USD	450	1 February 2010	1 February 2005	11.375

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The Debentures and Notes are unsecured liabilities of the Group. Early redemption is at the Group’s option.

The Senior Convertible Notes 2005 are convertible into 114 million ordinary shares of the Group at a conversion price of 288 pence per ordinary share. Conversion is at the holder’s option at any time up to the close of business on 22 June 2005. The Senior Convertible Notes 2007 are convertible into 92 million ordinary shares of the Group at a conversion price of 325 pence per ordinary share. Conversion is at the holder’s option at any time up to close of business on 2 February 2007. If Notes are called for redemption prior to maturity, each holder has the right to convert Notes into ordinary shares. The Accreting Convertible Notes are convertible into 162 million ordinary shares of the Group at an initial conversion price of 156.56 pence per ordinary share. Conversion is at maturity, at the holder’s option but the Group can elect to settle in cash, in whole but not in part, at any time at 100% of the accreted value provided that for a certain 10 day period prior to redemption, the price per ordinary share has been at least 130% of the average conversion price in effect on each day during the 10 day period.

The unamortised portion of the discounts on issue of the £325 million Senior Discount Notes due 2009, $500 million Senior Discount Notes due 2009 and $450 million Senior Discount Notes due 2010 was £38 million, £32 million and £60 million respectively.

Senior Secured Facility
On 16 March 2001 the Group entered into a senior secured credit facility (the “Senior Secured Facility”) with a syndicate of banks for £2 billion, of which £1,855 million was drawn down at 31 December 2002. The Group raised a further £145 million from institutional investors (the “Institutional Tranche”).

Borrowings under the Senior Secured Facility are secured on the assets of the Group including the partnership interests and shares of subsidiaries and bear interest at 0.5% to 2.25% over LIBOR (depending on the ratio of borrowings to quarterly, annualised, consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR.

On 30 September 2002 the Group announced that it was deferring payment of interest under certain of its Notes and the settlement of certain foreign exchange hedge contracts. Such non-payment continues and has resulted in defaults under the Group’s bank facilities and a number of other financing arrangements. Those financing arrangements which are technically in default at the year end have been reclassified as due within one year.

Vendor financing
The Group has entered into vendor financing arrangements to fund its purchase of equipment from certain suppliers. Under the terms of these arrangements the Group defers payment for periods up to 36 months. Interest is charged on these arrangements at a rate that is fixed for the life of the arrangements.

SMG loan
On 11 July 2001, the Group entered into a contract with Toronto Dominion Bank (“TD”), whereby TD provided a loan to the Group, in return for security over 55% of the Group’s shareholding in SMG plc. This loan was fully repaid during the year following the sale of the Group’s investment in SMG.

Bank loans
Bank loans are property loans secured on certain freehold and long leasehold land and buildings held by the Group.

18 FINANCIAL INSTRUMENTS
The Group holds or issues financial instruments to finance its operations and to manage the interest rate and currency risks arising from its sources of finance. In addition, various financial assets and liabilities, for example trade debtors and trade creditors arise directly from the Group’s operations. The Group has taken advantage of the exemption under FRS 13 Derivatives and other financial instruments to exclude short-term debtors and short-term creditors from disclosures of financial assets and liabilities, except those relating to currency risk. Disclosure focuses on those financial instruments which play a significant medium to long-term role in the financial risk profile of the Group.

The Group finances its operations by a mixture of bank borrowings and other long-term debt. The Group borrows in the major debt markets in Sterling and US Dollars at both fixed and floating rates of interest, using derivatives where appropriate to generate the desired effective currency profile and interest rate basis. At 31 December 2002 the derivatives used for this purpose are interest rate swaps. At 31 December 2001 the Group also held foreign exchange forward contracts and a foreign currency swap to hedge its exposure to changes in the GBP:USD exchange rate; these hedging instruments were sold during 2002.

The main risks arising from the Group’s financial instruments are interest rate risk, liquidity risk and currency risk.

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UK GAAP
Notes to the Accounts
continued

18  FINANCIAL INSTRUMENTS (CONTINUED)
Finance and interest rate risk
The Group’s exposure to interest rate fluctuations on its borrowings under the Senior Secured Facility is managed by using interest rate swaps. The effective dates of the interest rate swaps are between 2 January 1997 and 1 July 2002, and the agreements mature between 31 December 2003 and 31 March 2005. The aggregate notional principal amount of the swaps is a maximum of £900 million.

The minimum proportion fixed is higher in the near-term than in the longer-term, with the aim of reducing the volatility of short-term interest costs whilst maintaining the opportunity to benefit from the movements in longer-term rates. The interest rate profile of the financial liabilities, after taking account of derivative financial instruments of the Group, as at 31 December 2002 was:

	2002	2002	2001	2001
	Sterling	US Dollar	Sterling	US Dollar
	£ million	£ million	£ million	£ million

Floating rate liabilities	2,008	–	1,366	–
Fixed rate liabilities	1,276	2,375	2,983	545

Total	3,284	2,375	4,349	545

Fixed rate financial liabilities:
Weighted average interest rate	7.246%	10.0%	9.510%	7.372%
Weighted average period for which rate is fixed (years)	5	3	6	4

The benchmark rate for floating rate liabilities is LIBOR.

The Group held the following financial assets as part of the financing arrangements of the Group at 31 December 2002:

	2002	2001
Currency	£ million	£ million

Cash – Sterling variable rate	390	14

Liquidity risk
The Group manages borrowings with respect to both interest and financing risk. Accordingly there is a range of maturities of debt from one year to eight years. Financial flexibility was provided during the year via the £2.25 billion Senior Secured Facility of which £2.0 billion (2001: £1.4 billion) was drawn at the year end.

The maturity profile of the Group’s and Company’s financial liabilities, other than short-term creditors at 31 December 2002 was:

	Group	Company	Group	Company
	2002	2002	2001	2001
	£ million	£ million	£ million	£ million

Finance lease obligations:
In one year or less, or on demand	77	14	47	2
In more than one year but not more than two years	40	–	42	3
In more than two years but not more than five years	73	–	102	11
In more than five years	30	–	47	–

	220	14	238	16

	Group	Company	Group	Company
	2002	2002	2001	2001
	£ million	£ million	£ million	£ million

Loans and notes:
In one year or less, or on demand	3,653	1,639	60	–
In more than one year but not more than two years	1	–	269	268
In more than two years but not more than five years	612	299	904	206
In more than five years	1,173	1,172	3,661	2,689

	5,439	3,110	4,894	3,163

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	Group	Company	Group	Company
	2002	2002	2001	2001
	£ million	£ million	£ million	£ million

Total:
In one year or less, or on demand	3,730	1,653	107	2
In more than one year but not more than two years	41	–	311	271
In more than two years but not more than five years	685	299	1,006	217
In more than five years	1,203	1,172	3,708	2,689

	5,659	3,124	5,132	3,179

The maturity profile of the Group’s undrawn committed borrowing facilities at 31 December 2002 was:
			2002	2001
			£ million	£ million

In one year or less			95	–
In more than two years			–	741

			95	741

Fair values of financial assets and liabilities
The estimated fair value of the Group’s financial instruments are summarised below:
	2002	2002	2001	2001
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
	£ million	£ million	£ million	£ million

Financial assets
Investments	3	3	9	9
Forward foreign exchange contracts	–	–	2	131
Cash	390	390	14	14
Foreign currency swap	–	–	10	15

	393	393	35	169

Financial liabilities
Bank debt	(2,007)	(2,007)	(1,334)	(1,334)
Short-term debt instruments – bonds	(1,639)	(347)	–	–
Other short-term debt instruments	(13)	(11)	(57)	(57)
Long-term debt instruments	(1,780)	(430)	(3,503)	(2,578)
Finance leases	(220)	(218)	(238)	(236)
Interest rate swaps	–	(34)	–	(25)
Forward foreign exchange contracts	–	–	–	(5)

	(5,659)	(3,047)	(5,132)	(4,235)

Investments
The fair value is based on estimates of the likely sale proceeds for these investments.

Cash at bank and in hand, other short-term debt instruments and bank debt
The carrying value of cash at bank and in hand and bank debt approximates fair value either because of the short maturity or because the interest rates on bank debt are reset after periods not greater than six months.

Short term debt instruments – bonds and long-term borrowings
The fair value is based on quoted market prices.

Interest rate swaps
The fair value of interest rate swaps and currency swaps is the estimated amount which the Group expects to pay or receive on the termination of the agreement, taking into consideration current interest rates and the current creditworthiness of the counterparties. The nominal value of the interest rate and currency swaps at 31 December 2002 was £900 million (2001: £1,106 million).

Finance leases
The fair value of finance leases is calculated by discounting the future cash flows under these leases at current market rates.

Forward foreign exchange contracts
The value of these contracts is the estimated amount, which the Group would expect to pay or receive on the termination of the contracts, taking into consideration current exchange rates. At 31 December 2002 the Group held no foreign exchange forward contracts (2001: nominal value held of £2,470 million).

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UK GAAP
Notes to the Accounts
continued

18  FINANCIAL INSTRUMENTS (CONTINUED)
Currency risk
The Group has significant sources of finance denominated in US Dollars which at 31 December 2001 were hedged into sterling. During 2002 these hedges were sold. The sale of these hedge instruments has changed the currency profile of the Group’s assets and liabilities; US Dollar denominated debt instruments, previously shown as sterling denominated as a result of the hedges, are now shown as US Dollar denominated.

At 31 December 2002 net foreign currency assets and liabilities were as follows:

	2002	2001
	£ million	£ million

Debt: US Dollar denominated debt instruments	(2,375)	(545)

Gains and losses on instruments for which hedge accounting has been used are not recognised until the exposure that is being hedged is itself recognised or the hedging instrument is disposed of. Unrecognised gains and losses on such instruments and the movements thereon are as follows:

	Gains	Losses	Total
	£ million	£ million	£ million

As at 1 January 2002	134	(6)	128
Unrealised and unrecognised gains and losses arising in the year	(34)	(29)	(63)
Previously unrecognised gains and losses realised and recognised in the year	(100)	35	(65)

Unrecognised gains and losses at 31 December 2002	–	–	–

During the year the Group disposed of its foreign currency hedging instruments. As a result the Group has no unrecognised gains and losses at 31 December 2002.

Interest rate swaps
As described in note 17 the Group has a Senior Secured Facility. The Group hedges its exposure to variable interest cash flows arising from changes in LIBOR by use of interest rate swaps.

The interest rate swaps can be summarised as follows:

Effective dates	Maturities	Notional principal	Receives	Pays

2/1/1997 – 1/7/2002	31/12/2003 – 31/3/2005	£900m	6-month LIBOR	5.475% – 7.3550%

19  RETIREMENT BENEFITS
The Group operates a defined contribution pension scheme (the Telewest Communications plc Pension Trust) and contributes to third-party schemes on behalf of employees. The amount charged to the profit and loss account in the period was £11 million (2001: £10 million). At 31 December 2002, outstanding contributions were £ nil (2001: £1 million).

20  DEFERRED TAXATION
As at 31 December 2002, the Group estimates that it has, subject to Inland Revenue agreement, £1,698 million (2001: £1,550 million), of tax losses available to relieve future profits. In addition the Group estimates that it has unclaimed capital allowances as at 31 December 2002 of £4,935 million, subject to Inland Revenue agreement (2001: £4,410 million). The deferred tax assets have not been recognised.

21 MINORITY INTERESTS

Company	Class of share	Number of shares

Cable Guide Limited	Ordinary shares of £1 each Cumulative convertible preference shares of £1 each	15,000 10,000

MatchCo Limited	Ordinary shares of £1 each	240

Flextech Homeshopping Limited	B ordinary shares of £1 each	113,322

Flextech Living Health Limited	B ordinary shares of £1 each	350

Start! Games Limited	Ordinary shares of 1p each	3,000

Rapid Travel Solutions Limited	Ordinary shares of 1p each	731

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22 CALLED UP SHARE CAPITAL
		Limited voting		Limited voting
		convertible		convertible
	Ordinary shares	ordinary shares	Ordinary	ordinary
	of 10p each	of 10p each	shares of 10p	shares
	number –	number –	each	of 10p each	Total
	millions	millions	£ million	£ million	£ million

Authorised
At 31 December 2002	4,300	300	430	30	460
At 31 December 2001	4,300	300	430	30	460

Allotted, called up and fully paid
At 31 December 2002	2,874	82	287	8	295
At 31 December 2001	2,873	82	287	8	295

Limited voting convertible ordinary shares
The ordinary shares and the limited voting convertible ordinary shares have the same rights, except that the limited voting convertible ordinary shares do not confer the right to vote on resolutions to appoint, reappoint, elect or remove directors of Telewest. No application will be made for the limited voting convertible ordinary shares to be listed or dealt in on any stock exchange. Holders of limited voting convertible ordinary shares are entitled to convert all or some of their limited voting convertible ordinary shares into fully paid ordinary shares, provided that the conversion would not result in a change of control of the Company for the purposes of the indentures governing certain Notes and Debentures. The limited voting convertible ordinary shares are convertible into ordinary shares at the Company’s option at any time, subject to certain conditions. The sole holders of the limited voting convertible ordinary shares are Liberty Media and Microsoft.

Members of the Liberty Media Group and/or the Microsoft Group can redesignate all or any of their ordinary shares into limited voting convertible ordinary shares. This is to ensure that, on any future purchase of ordinary shares by members of the Microsoft Group and/or members of the Liberty Media Group, they will, at that time, be able to redesignate such number of their then existing holding of ordinary shares so as to avoid a change of control of the Company for the purposes of the Notes and Debentures.

Future purchases of ordinary shares and/or limited voting convertible ordinary shares by members of the Liberty Media Group and/or Microsoft Group will, however, be subject to Rule 9 of the UK’s City Code on Takeovers and Mergers because both classes of shares are treated as voting shares for that purpose.

In May 2001, Liberty Media increased its shareholding in the Company as a result of the purchase of 20 million ordinary shares of 10 pence each. Prior to the increase in shareholding, Liberty Media redesignated 20 million ordinary shares of 10 pence each as limited voting convertible ordinary shares of 10 pence each. As a result Liberty Media and Microsoft’s combined shareholdings remained below 50% of the issued ordinary share capital, above which level a change of control for the purposes of the Group’s debt securities may occur.

Employee share schemes
Details of the employee share schemes operated by the Company are set out on pages 28 and 29 of the Directors’ Remuneration Report.

During the year, no options or awards were granted over any ordinary shares of the Company. At 31 December 2002, taking into account options and awards exercised, cancelled, and lapsed, during the year, the following options to subscribe for the ordinary shares and awards over ordinary shares were outstanding.

Executive share option schemes
At 31 December 2002, awards over 90,057,243 shares were outstanding. The options have exercise prices between 65.7 pence and 294.8 pence and are exercisable between 19 June 1998 and 20 November 2011.

Share-save option schemes
At 31 December 2002, awards over 8,969,286 shares were outstanding. The options have exercise prices between 58.5 pence and 236.5 pence and are exercisable between 1 June 2002 and 31 July 2005.

Telewest Restricted Share Scheme
At 31 December 2002, awards over 493,034 shares were outstanding. The exercise period of these awards is from 13 January 1998 to 12 June 2011.

Telewest Long Term Incentive Plan
At 31 December 2002, awards over 423,272 shares were outstanding. The exercise period of these awards is from 1 November 2001.

Telewest Equity Participation Plan
At 31 December 2002, awards over 305,570 shares were outstanding. The exercise period of these awards is from 20 March 1998.

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UK GAAP
Notes to the Accounts
continued

23 RESERVES

	Group

	Share	Merger	Other	Profit
	premium	reserve	reserves	and loss
	£ million	£ million	£ million	£ million

At 1 January 2002	1,254	2,769	279	(4,170)
Accrued share based compensation credit	–	–	–	1
Realised gain on disposal of investment	–	–	(7)	7
Realisation of merger reserve on goodwill impairment	–	(2,235)	–	2,235
Loss for the financial year	–	–	–	(2,218)

At 31 December 2002	1,254	534	272	(4,145)

	Company

	Share	Merger	Other	Profit
	premium	reserve	reserves	and loss
	£ million	£ million	£ million	£ million

At 1 January 2002	1,254	2,235	1,252	(1,225)
Accrued share based compensation credit	–	–	–	1
Realisation of merger reserve on asset impairment	–	(2,235)	–	2,235
Loss for the financial year	–	–	–	(2,035)

At 31 December 2002	1,254	–	1,252	(1,024)

Prior to the introduction of FRS 10 Goodwill and Intangible Assets the cumulative amount of positive goodwill eliminated against reserves in previous years was £487 million and the cumulative amount of negative goodwill added to reserves in prior years was £270 million.

The reclassification of the merger reserve follows asset impairment reviews of the Content Division in 2001 and 2002.

24  COMMITMENTS AND CONTINGENCIES
 Capital commitments
The amount of capital expenditure authorised by the Group for which no provision has been made in the financial statements is as follows:

			2002	2001
			£ million	£ million

Contracted			13	28

In addition the Group has contracted to buy £28 million (2001: £14 million) of programming rights for which the licence period has not yet started.

The Company has no capital commitments.

Leasing commitments
Obligations of the Group in respect of finance leases, net of interest, are shown in note 17 to the financial statements.

Annual commitments of the Group under operating leases are set out below:
	2002	2002	2001	2001
	Land and		Land and
	buildings	Other assets	buildings	Other assets
	£ million	£ million	£ million	£ million

Within one year	–	–	–	–
In the second to fifth year inclusive	4	8	2	8
Over five years	12	1	12	1

	16	9	14	9

The Company has no operating lease commitments.

Other commitments
The Group has been granted a series of call options by and granted a series of put options for the 9% of the issued share capital of Rapid Travel Solutions Limited which the Group does not already own. The maximum potential cost to the Group is £2 million.

Restricted cash
At 31 December 2002, the Group has cash restricted as to use of £12 million. This amount provides security for leasing obligations.

Contingencies
The Group has provided performance bonds in respect of its national licence and to local authorities up to a maximum amount of £6 million (2001: £7 million).

The Group is a party to various other legal proceedings in the ordinary course of business which it does not believe will result, in aggregate, in a material adverse effect on its financial condition or results of operations.

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25 RECONCILIATION OF OPERATING LOSS TO NET CASH INFLOW FROM OPERATING ACTIVITIES
	2002	2001
	£ million	£ million

Group operating loss	(1,852)	(1,312)
Depreciation of tangible fixed assets	490	445
Impairment of tangible fixed assets	87	–
Amortisation of goodwill	119	181
Impairment of goodwill	1,486	992
Decrease in stocks and programming inventory	7	2
Decrease in debtors	24	23
Increase in creditors	30	17

Net cash inflow from operating activities	391	348

26 ANALYSIS OF CHANGES IN NET DEBT
	At		Other non-cash	Exchange		At
	1 January 2002	Cash flow	movements	movements	Reclassification	31 December 2002
	£ million	£ million	£ million	£ million	£ million	£ million

Cash at bank, in hand	14	139	–	–	–	153
Short-term deposits	–	237	–	–	–	237
Debt due after one year	(4,834)	(640)	(136)	185	3,639	(1,786)
Debt due within one year	(60)	46	–	–	(3,639)	(3,653)
Finance leases	(238)	51	(33)	–	–	(220)

Net debt before restricted cash deposits	(5,118)	(167)	(169)	185	–	(5,269)
Restricted cash deposits	20	(8)	–	–	–	12

Net debt	(5,098)	(175)	(169)	185	–	(5,257)

Reconciliation of net cash flow to movement in net debt:
	2002	2001
	£ million	£ million

Increase/(decrease) in cash in the year	139	(27)
Cash inflow from increase in debt and lease financing	(543)	(504)
Cash outflow/(inflow) from changes in liquid resources	237	(19)
Cash (inflow)/outflow from restricted deposits	(8)	8

Change in net debt resulting from cash flows	(175)	(542)
Non cash transactions:
New finance leases	(33)	(47)
Foreign exchange gains/(losses)	185	(10)
Amortisation of issue costs and issue discount	(136)	(120)

Movement in net debt in year	(159)	(719)
Net debt at 1 January	(5,098)	(4,379)

Net debt at 31 December	(5,257)	(5,098)

27 RELATED PARTY TRANSACTIONS
Identity of relevant related parties

Liberty Media, Inc (“Liberty”) and Microsoft are related parties of the Group, in that they control, directly or indirectly, more than 20% of the voting rights of the Group in 2002 and 2001.

UKTV is a related party of the Group, as the Group owns 50% of the voting rights.

TV Travel Group Limited (“TVT”) was a related party of the Group, as the Group owned 37.95% of the voting rights before disposal.

In 2001 Screenshop Limited (“Screenshop”) became a related party when the Group sold its shareholding in Screenshop to Sit-Up Limited in return for a 39.02% shareholding in Sit-Up Limited.

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UK GAAP
Notes to the Accounts
continued

27 RELATED PARTY TRANSACTIONS (CONTINUED)
Nature of transactions
Transactions with related parties, other than those described in other notes to the financial statements were as follows:

The Group has recharged overheads and costs incurred on their behalf to UKTV, TVT and Screenshop of £11 million, £1 million and £1 million respectively (2001: £8 million, £3 million and £1 million respectively). The Group has also made a loan to UKTV. Interest charged on this loan was £12 million (2001: £12 million). Amounts due from UKTV, TVT and Screenshop at 31 December 2002 were £206 million, £1 million and £4 million respectively (2001: £217 million, £28 million and £ nil respectively).

In the normal course of its business the Group purchases programming on normal commercial terms from UKTV. Purchases in the year ended 31 December 2002 were £13 million (2001: £9 million). The balance due to UKTV at 31 December 2002 was £ nil (2001: £2 million).

Additionally, the Group purchases software and consultancy services from Microsoft, on normal commercial terms. Purchases in the year ended 31 December 2002 amount to £1 million (2001: £2 million). The balance outstanding in respect of such purchases was £ nil at 31 December 2002 and 2001.

28 SUBSEQUENT EVENTS
Since the balance sheet date a number of interest payments which became due were not paid. As a result additional financing arrangements became technically in default. At the date of issue of these financial statements the Senior Convertible Notes 2005, Senior Convertible Notes 2007 and Senior Notes 2010 are technically in default. The total amount of these financing arrangements of £1,000 million has been classified in these accounts as due after more than one year.

The Group is renegotiating its bank facilities and debt financing arrangements. Further details of the proposed Financial Restructuring are included in the Financial Review on pages 5 to 13.

29 PRINCIPAL SUBSIDIARY UNDERTAKINGS
Except where otherwise stated, the Company owns indirectly 100% of the ordinary share capital of the following principal subsidiary companies and holds indirectly a 100% interest in the following partnerships and joint ventures. The Company also indirectly owns preference shares in certain subsidiary companies, which are separately disclosed. The subsidiary companies are incorporated in Great Britain and registered in England and Wales except for the Scottish companies, being those companies indicated by *, which are registered in Scotland and companies indicated by **, which are registered in Jersey. The proportion of the ordinary shares held by the Group also represents the proportion of voting rights held by the Group with the exception of Cable Guide Limited in which the Group holds 83.34% of the voting rights.

The principal activities of these entities, unless otherwise indicated, are the building and operation of cable television and telephony networks in the United Kingdom or otherwise involved in the UK telecommunications industry. The principal activities of companies marked *** are engaged in the supply of entertainment content, interactive and transactional services.

All subsidiary undertakings have been included in the consolidated financial statements.

Companies

Telewest Communications Holdco Limited	Telewest Communications (St. Helens & Knowsley) Limited
(Holding Company) (directly held)	Telewest Communications (Telford) Limited
Telewest Communications Networks Limited	Telewest Communications (Wigan) Limited
(Management Company) (directly held)	Telewest Carrier Services Limited
Cable Guide Limited (Publisher)	Birmingham Cable Limited
(The Company owns indirectly 85% of the ordinary shares	Middlesex Cable Limited
and 80% of the cumulative convertible preference shares)	Windsor Television Limited
Telewest Communications (Central Lancashire) Limited	Cable Camden Limited
Telewest Communications (Cotswolds) Limited	Cable Hackney & Islington Limited
Telewest Communications (Cumbernauld) Limited*	Cable Haringey Limited
Telewest Communications (Dumbarton) Limited*	Barnsley Cable Communications Limited
Telewest Communications (Dundee & Perth) Limited*	Bradford Cable Communications Limited
Telewest Communications (East Lothian & Fife) Limited*	Doncaster Cable Communications Limited
Telewest Communications (Falkirk) Limited*	Halifax Cable Communications Limited
Telewest Communications (Fylde & Wyre) Limited	Rotherham Cable Communications Limited
Telewest Communications (Glenrothes) Limited*	Sheffield Cable Communications Limited
Telewest Limited	Wakefield Cable Communications Limited
Telewest Communications Group Limited	Yorkshire Cable Communications Limited
(Management Company)	Imminus Limited
Telewest Communications (Liverpool) Limited	Cable Enfield Limited
Telewest Communications (London South) Limited	Telewest Finance (Jersey) Limited**
Telewest Communications (Midlands) Limited	Eurobell (Sussex) Limited
Telewest Communications (Midlands & North West) Limited	Eurobell (South West) Limited
Telewest Communications (Motherwell) Limited*	Eurobell (West Kent) Limited
Telewest Communications (North East) Limited	Bravo TV Limited***

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Companies (continued)

Telewest Communications (North West) Limited	Flextech (1992) Limited***
Telewest Communications (Publications) Limited	Flextech Communications Limited***
Telewest Communications (Scotland) Limited*	Flextech Digital Broadcasting Limited***
Telewest Communications (South East) Limited	Flextech Homeshopping Limited***
Telewest Communications (South Thames Estuary) Limited	(The Company owns indirectly 80% of the ordinary shares)
Telewest Communications (Southport) Limited	Flextech Interactive Limited***
Telewest Communications (South West) Limited	Flextech Investments (Jersey) Limited**
Flextech Living Health Limited***	Flextech IVS Limited***
Flextech Limited***	Flextech Television Limited***
Flextech Rights Limited***	Flextech Travel Channel Limited***
Florida Homeshopping Limited***	Flextech Broadcasting Limited***
(The Company owns indirectly 80% of the ordinary shares)	Maidstone Broadcasting***
UK Living Limited***	Minotaur International Limited***
Flextech Broadband Limited***	Blue Yonder Workwise Limited
Interactive Digital Sales Limited***	Network Gaming Consulting Limited
TVS Television Limited***

Partnerships	Principal place of business

Avon Cable Limited Partnership	Bristol
Cotswolds Cable Limited Partnership	Cheltenham
Edinburgh Cable Limited Partnership	Edinburgh
Estuaries Cable Limited Partnership	Basildon
London South Cable Partnership	Croydon
Telewest Communications (North East) Partnership	Newcastle
Telewest Communications (South East) Partnership	Basildon
Tyneside Cable Limited Partnership	Newcastle
United Cable (London South) Limited Partnership	Croydon

Joint ventures	Principal place of business

Avon Cable Limited Partnership and Telewest Communications (South West) Limited Joint Venture	Bristol
London South Cable Partnership and Telewest Communications (London South) Limited Joint Venture	Croydon
Telewest Communications (Cotswolds) Venture	Cheltenham
Telewest Communications (Scotland) Venture	Edinburgh

30 PRINCIPAL ASSOCIATED UNDERTAKINGS AND JOINT VENTURES

	Business	Class of shares	Group holding	Country of incorporation

Sit-Up Limited	Operation of a television shopping channel	Ordinary	39.02%	England and Wales
Front Row Television Limited	Pay per view television	Ordinary	50%	England and Wales
UK Channel Management Limited	Operation of a television channel	Ordinary	50%	England and Wales
UK Gold Holdings Limited	Operation of a portfolio of television channels	Ordinary	50%	England and Wales

31 PRINCIPAL INVESTMENTS
Unless otherwise stated, all principal investments operate in the United Kingdom, are incorporated in Great Britain and are registered in England and Wales.

	Business	Class of shares	Group holding	Country of incorporation

Imagine Broadband Limited	Broadband systems integrator	Preference	11.10%	England and Wales
Vis Entertainment Plc	Interactive games developer	Ordinary	7.05%	Scotland
Recommend Limited	Internet content provider	Preference	3.44%	England and Wales

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US GAAP
Auditor’s Report
to the board of directors and shareholders of Telewest Communications plc

We have audited the accompanying consolidated balance sheets of Telewest Communications plc and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements on pages 63 to 88 present fairly, in all material respects, the financial position of Telewest Communications plc and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2002 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 2 to the financial statements, the Group is undergoing financial restructuring and this raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to the restructuring are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in note 3 to the consolidated financial statements, the Group adopted SFAS 141, Business Combinations and SFAS 142,
Goodwill and Other Intangible Assets, in 2002.

As discussed in note 3 to the consolidated financial statements, the Group changed its method of accounting for derivative instruments and hedging activities in 2001.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London, England

March 26, 2003

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US GAAP
Consolidated Statements of Operations
years ended December 31

		(Note 2)
		2002	2002	2001	2000
	Notes	$ million	£ million	£ million	£ million

Revenue
Cable television		541	336	329	279
Consumer telephony		797	495	488	445
Internet and other		101	63	40	16

Total Consumer Division		1,439	894	857	740
Business Services Division		455	283	268	248

Total Cable Division		1,894	1,177	1,125	988
Content Division		171	106	129	81

Total revenue		2,065	1,283	1,254	1,069

Operating costs and expenses
Consumer programming expenses		(206)	(128)	(142)	(132)
Business and consumer telephony expenses		(351)	(218)	(235)	(235)
Content expenses		(113)	(70)	(83)	(46)
Depreciation		(797)	(495)	(469)	(423)
Impairment of fixed assets		(1,353)	(841)	–	–

Cost of sales		(2,820)	(1,752)	(929)	(836)
Selling, general and administrative expenses		(846)	(526)	(497)	(445)
Amortization of goodwill		–	–	(183)	(147)
Impairment of goodwill		(2,326)	(1,445)	(766)	–

		(5,992)	(3,723)	(2,375)	(1,428)

Operating loss		(3,927)	(2,440)	(1,121)	(359)
Other income/(expense)
Interest income (including £12 million, £15 million and £15 million
in 2002, 2001 and 2000, respectively, from related parties)	21	30	19	15	15
Interest expense (including amortization of debt discount)		(829)	(515)	(487)	(385)
Foreign exchange gains/(losses), net		343	213	–	(15)
Share of net losses of affiliates and impairment		(190)	(118)	(216)	(15)
Other, net		58	36	(3)	(3)
Minority interests in losses of consolidated subsidiaries, net		2	1	1	1

Loss before income taxes		(4,513)	(2,804)	(1,811)	(761)
Income tax benefit	16	45	28	70	6

Net loss		(4,468)	(2,776)	(1,741)	(755)

Basic and diluted loss per ordinary share		$(1.56)	£(0.97)	£(0.60)	£(0.28)
Weighted average number of ordinary shares outstanding (millions)		2,873	2,873	2,880	2,705

All income is derived from continuing operations.

See accompanying notes to the consolidated financial statements.

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US GAAP
Consolidated Balance Sheet
years ended December 31

	Notes	(Note 2) 2002 $ million	2002 £ million	2001 £ million

Assets
Cash and cash equivalents		628	390	14
Secured cash deposits restricted for more than one year	20	19	12	20
Trade receivables (net of allowance for doubtful accounts of £12 million and £16 million)	11	193	120	116
Other receivables	8	110	68	112
Prepaid expenses		43	27	33

Total current assets		993	617	295
Investment in affiliates, accounted for under the equity method, and related receivables	9	605	376	547
Property and equipment (less accumulated depreciation of £3,196 million
and £1,873 million)	10	4,182	2,598	3,473
Goodwill (less accumulated amortization of £2,593 million and £1,148 million)	5	719	447	1,892
Inventory	13	45	28	67
Other assets (less accumulated amortization of £58 million and £47 million)	12	65	40	58

Total assets		6,609	4,106	6,332

Liabilities and shareholders’ funds
Accounts payable		177	110	109
Other liabilities	14	1,016	631	524
Debt repayable within one year	15	5,878	3,652	–

Total current liabilities		7,071	4,393	633
Deferred tax	16	137	85	113
Debt	15	2,894	1,798	4,897
Capital lease obligations		328	204	238

Total liabilities		10,430	6,480	5,881

Minority interests		(2)	(1)	–

Shareholders’ (deficit)/equity
Ordinary shares, 10 pence par value; 4,300 million authorized; 2,873 million and 2,886 million
issued in 2002 and 2001 respectively		462	287	287
Limited voting convertible ordinary shares, 10 pence par value; 300 million authorized
and 82 million and 63 million outstanding in 2002 and 2001 respectively		13	8	8
Additional paid in capital		6,797	4,223	4,224
Accumulated deficit		(11,073)	(6,880)	(4,104)
Accumulated other comprehensive income	19	(18)	(11)	37

		(3,819)	(2,373)	452
Ordinary shares held in trust for the Telewest
Restricted Share Scheme and the Telewest Long Term
Incentive Plan		–	–	(1)

Total shareholders’ (deficit)/equity		(3,819)	(2,373)	451

Total liabilities and shareholders’ equity		6,609	4,106	6,332

See accompanying notes to the consolidated financial statements.

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US GAAP
Consolidated Statements of Cash Flows
years ended December 31

	(Note 2) 2002 $ million	2002 £ million	2001 £ million	2000 £ million

Cash flows from operating activities
Net loss	(4,468)	(2,776)	(1,741)	(755)
Adjustments to reconcile net loss to net cash provided/(utilized) by operating activities
Depreciation	797	495	469	423
Impairment of fixed assets	1,353	841	–	–
Amortization of goodwill	–	–	183	–
Impairment of goodwill	2,326	1,445	766	147
Amortization of deferred financing costs and issue discount on
Senior Discount Debentures	166	103	99	147
Deferred tax credit	(45)	(28)	(70)	–
Unrealized (gain)/loss on foreign currency translation	(343)	(213)	(10)	20
Non-cash accrued share based compensation (credit)/cost	(2)	(1)	1	5
Share of net (profits)/losses of affiliates and impairment	(16)	(10)	216	15
Loss on disposal of assets	148	92	4	–
Minority interests in losses of consolidated subsidiaries	–	–	(1)	(1)
Changes in operating assets and liabilities net of effect of acquisition of subsidiaries
Change in receivables	31	19	25	(8)
Change in prepaid expenses	10	6	6	(19)
Change in accounts payable	27	17	3	(2)
Change in other liabilities	157	98	62	70
Change in other assets	24	15	1	(46)

Net cash provided/(utilized) by operating activities	165	103	13	(4)

Cash flows from investing activities
Cash paid for property and equipment	(721)	(448)	(548)	(527)
Cash paid for acquisition of subsidiaries, net of cash acquired	–	–	(6)	(24)
Additional investments in and loans to affiliates	–	–	(26)	(10)
Repayment of loans made to joint ventures (net)	14	9	9	3
Proceeds from disposal of assets	2	1	2	2
Disposal of subsidiary undertaking, net of cash disposed	23	14	8	–
Disposal of associate undertaking, net of cash disposed	95	59	–	–

Net cash used in investing activities	(587)	(365)	(561)	(556)

Cash flows from financing activities
Proceeds from exercise of share options	–	–	6	3
Share issue costs	–	–	–	(13)
Proceeds from issue of Senior Discount Notes and Senior Notes 2010	–	–	–	544
Proceeds from issue of Senior Convertible Notes 2005	–	–	–	330
Proceeds from issue of Accreting Convertible Notes 2003	–	–	30	20
Issue costs of Notes and credit facility arrangement costs	–	–	(41)	–
Net proceeds from maturity of forward contracts	122	76	–	107
Release/(placement) of restricted deposits	13	8	(8)	–
Repayments from borrowings under old credit facilities	(3)	(2)	(824)	(141)
Repayment of SMG equity swap	(53)	(33)	–	–
Proceeds/(repayment) from borrowings under new credit facility	1,030	640	1,393	(260)
Capital element of finance lease repayments	(82)	(51)	(54)	(35)

Net cash provided by financing activities	1,027	638	502	555

Net increase/(decrease) in cash and cash equivalents	605	376	(46)	(5)
Cash and cash equivalents at beginning of year	23	14	60	65

Cash and cash equivalents at end of year	628	390	14	60

See accompanying notes to the consolidated financial statements.

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US GAAP
Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive Loss

	Ordinary shares £ million	Limited voting shares £ million	Shares held in trust £ million	Additional paid-in capital £ million	Other comprehensive loss £ million	Accumulated deficit £ million	Total £ million

Balance at December 31, 1999	228	6	(2)	2,328	–	(1,608)	952
Ordinary shares issued on exercise of
share options	–	–	–	3	–	–	3
Shares issued to acquire Flextech Plc
net of issue costs	60	–	–	1,873	–	–	1,933
Accrued share based compensation cost	–	–	–	5	–	–	5
Unrealized gain on deemed disposal of
shares in an affiliate	–	–	–	7	–	–	7
Net loss	–	–	–	–	–	(755)	(755)

Balance at December 31, 2000	288	6	(2)	4,216	–	(2,363)	2,145
Unrealised gain/(loss) on derivative
financial instruments:
Cumulative effects of accounting change	–	–	–	–	(16)	–	(16)
Amounts reclassified into earnings	–	–	–	–	(5)	–	(5)
Current period increase in fair value	–	–	–	–	57	–	57
Net loss	–	–	–	–	–	(1,741)	(1,741)

Total comprehensive loss							(1,705)
Unrealised gain on deemed partial
disposal of investment	–	–	–	–	1	–	1
Ordinary shares issued on exercise of
share options	1	–	1	6	–	–	8
Gain on retranslation of investment in an
overseas subsidiary	–	–	–	1	–	–	1
Redesignation of ordinary shares	(2)	2	–	–	–	–	–
Accrued share based compensation cost	–	–	–	1	–	–	1

Balance at December 31, 2001	287	8	(1)	4,224	37	(4,104)	451
Unrealised gain/(loss) on derivative
financial instruments:
Amounts reclassified into earnings	–	–	–	–	(48)	–	(48)
Net loss	–	–	–	–	–	(2,776)	(2,776)

Total comprehensive loss							(2,824)
Accrued share based compensation
(credit)/cost	–	–	1	(1)	–	–	–

Balance at December 31, 2002	287	8	–	4,223	(11)	(6,880)	(2,373)

There was no other comprehensive income in the year ended December 31, 2000.

See accompanying notes to the consolidated financial statements.

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US GAAP
Notes to the Consolidated Financial Statements
years ended December 31, 2002, 2001 and 2000

1 ORGANIZATION AND HISTORY
Telewest Communications plc (“the Company”) and its subsidiary undertakings (together “the Group”) provide cable television, telephony and internet services to business and residential customers in the United Kingdom (“UK”). The Group derives its cable television revenues from installation fees, monthly basic and premium service fees and advertising charges. The Group derives its telephony revenues from connection charges, monthly line rentals, call charges, special residential service charges and interconnection fees payable by other operators. The Group derives its internet revenues from installation fees and monthly subscriptions to its ISP. The cable television, telephony and internet services account in 2002 for approximately 26%, 61% and 5%, respectively, of the Group’s revenue.

The Group is also engaged in broadcast media activities, being the supply of entertainment content, interactive and transactional services to the UK pay-TV broadcasting market. The Content Division accounts in 2002 for approximately 8% of the Group’s revenue.

2 BASIS OF PREPARATION
 The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Group’s significant estimates and assumptions include capitalisation of labor and overhead costs; impairment of goodwill and long-lived assets (see note 5); and accounting for debt and financial instruments (see note 4). Actual results could differ from those estimates.

The financial statements are prepared on a going concern basis, which the directors believe to be appropriate for the following reasons:

Following the directors’ decision on September 30, 2002 not to pay the interest on certain of the Group’s bonds and other hedging instruments, the Group is now in default of a majority of its bonds and its Senior Secured Facility.

These liabilities are now due for repayment in full and the Group is negotiating with its bondholder creditors and bank facility creditors to effect a reorganization of the Group’s debt. This will involve, inter alia, the conversion of bond debt to equity and the renegotiation of existing bank facilities. The directors believe the amended facilities will provide the Group with sufficient liquidity to meet the Group’s funding needs after completion of the Financial Restructuring. Further details of the proposed Financial Restructuring are included within the Financial Review on pages 5 to 13.

In order for the Financial Restructuring to be effective, the Scheme Creditors need to approve the plans by the relevant statutory majority. In addition, the Group’s shareholders need to approve the proposed share capital reorganization.

The directors are of the opinion that the status of negotiations of the financial restructuring will lead to a successful outcome and that this is sufficient grounds for issuing the annual accounts under the assumption of going concern.

The effect on the financial statements as presented, of the going concern basis of preparation being inappropriate, is principally that the book value of tangible fixed assets and investments would be restated from their present value in use to a net realizable value. Whilst the directors believe that their net realizable values would be lower than the current value in use there is insufficient information available for the directors to quantify the difference.

The Group faces the following significant risks and uncertainties about:

•	its continued ability to raise finance to fund its operations;

•	its successful execution of its long-term business plan, which in turn will affect the Group’s ability to raise further finance under the Senior Secured Facility (see note 15); and

•	the need to meet financial and other covenants relating to debt instruments which have already been issued.

The economic environment and currency in which the Group operates is the UK and hence its reporting currency is Pounds Sterling (£). Certain financial information for the year ended December 31, 2002 has been translated into US Dollars ($), with such US Dollar amounts being unaudited and presented solely for the convenience of the reader, at the rate of $1.6095 = £1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2002. The presentation of the US Dollar amounts should not be construed as a representation that the Pounds Sterling amounts could be so converted into US Dollars at the rate indicated or at any other rate.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of consolidation
The consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated upon consolidation. All acquisitions have been accounted for under the purchase method of accounting. Under this method, the results of subsidiaries and affiliates acquired in the year are included in the consolidated statement of operations from the date of acquisition.

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US GAAP
Notes to the Consolidated Financial Statements
continued

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Impairment of long lived assets and goodwill
The Group applies Statement of Financial Accounting Standard (“SFAS”) No. 144, Accounting for the Impairment or disposal of Long-Lived Assets. The Group adopted, from January 1, 2002 SFAS 144 which requires that long-lived assets and certain identifiable intangibles, including goodwill, to be held and used by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indications of impairment are determined by reviewing undiscounted projected future cash flows. If impairment is indicated, the amount of the impairment is the amount by which the carrying value exceeds the fair value of the assets.

Business Combinations and Goodwill and Other Intangible Assets
In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires all business combinations undertaken after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill arising from business combinations and intangible assets with indefinite lives are no longer amortized but are subject to annual review for impairment (or more frequently should indications of impairment arise). Goodwill associated with equity method investments will also no longer be amortized upon adoption of SFAS 142, but will be subject to impairment testing as part of the investment to which it relates in accordance with Accounting Principles Board Opinion No. (“APB”) 18, The Equity Method of Accounting for Investments in Common Stock. Separable intangible assets that do not have indefinite lives will continue to be amortized over their estimated useful lives and will be subject to review for impairment in accordance with SFAS 144 (see below). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. For goodwill and intangible assets acquired prior to July 1, 2001, the Group was required to adopt SFAS 142 effective January 1, 2002. As of January 1, 2002 the Group had £2,199 million of unamortized goodwill, £1,892 million of which related to business combinations and £307 million of which related to equity method investments.

Impairment under SFAS 142 is measured using a two-step approach, initially based on a comparison of the reporting unit’s fair value to its carrying value; if the fair value is lower, then the second step compares the implied fair value of the goodwill with its carrying value to determine the amount of the impairment. The adoption of SFAS 142 on January 1, 2002 had no impact on the Company’s financial position or results of operations. As required by SFAS 142, the standard has not been retroactively applied to the results for the period prior to adoption.

Cash and cash equivalents
Cash and cash equivalents include highly liquid investments with original maturities of three months or less that are readily convertible into cash.

Derivatives and hedging
At January 1, 2001 the Company adopted SFAS 133 Accounting for Derivative Instruments and Hedging Activities as amended by SFAS 137 and SFAS 138. SFAS 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition at fair value of all derivative instruments as assets or liabilities in the Company’s balance sheet. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated a hedge and if so, the type of hedge and its effectiveness as a hedge.

For derivatives, which are not designated as hedges, changes in fair value are recorded immediately in earnings.

For derivatives designated as cash flow hedges, changes in fair value on the effective portion of the hedging instrument are recorded within other comprehensive income (“OCI”) until the hedged transaction occurs and are then recorded within earnings. Changes in the ineffective portion of a hedge are recorded in earnings. For derivatives designated as fair value hedges, changes in fair value are recorded in earnings. The Group has not, however, had any fair value hedges since the adoption of SFAS 133.

The Group discontinues hedge accounting for derivative financial instruments when it is determined that the derivative instrument is no longer effective in offsetting changes in the cash flows of the hedged item; the derivative instrument expires or is sold; the derivative instrument is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur; a hedged firm commitment no longer meets the definition of a firm commitment; or its management determines that designation of the derivative instrument as a hedging instrument is no longer appropriate. The tests for determining the effectiveness of a cash flow hedge compare on a strict basis the amount and timing of cash flows on the underlying economic exposure with the cash flows of the derivative instrument.

Upon discontinuation of cash flow hedge accounting, the net gain or loss attributable to the hedging instrument, which has been reported in OCI to the date of discontinuation, continues to be reported in OCI until the date the hedged transaction impacts earnings. This occurs unless it is probable that the hedged transaction will not occur by the end of the originally specified time period. If the hedged transaction is not expected to occur, the net gain or loss is reclassified from OCI to earnings upon discontinuation.

Prior to adoption of SFAS 133 the Group had the following accounting policies in respect of financial instruments. Foreign currency forward contracts, options and swaps, which were used to reduce the exchange risk on the principal amounts and early call premiums on certain foreign currency borrowings, were recorded on the balance sheet at their fair value. Gains and losses arising from changes in fair value were recorded concurrently within earnings. Such gains and losses were offset by gains and losses arising from retranslating the principal amounts of the foreign currency borrowings.

The Group also used foreign currency forward contracts and cross currency interest rate swaps to reduce its exposure to adverse changes in exchange rates associated with the interest payments on certain foreign currency borrowings. Such foreign currency forward contracts and cross currency interest rate swaps were accounted for using the accruals method.

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The Group also used interest rate swap agreements and an interest rate collar to manage interest rate risk on the Group’s borrowings. Net income or expense resulting from the differential between exchanging floating and fixed interest payments was recorded within the consolidated statement of operations on an accruals basis from the effective date of the interest rate swap agreements and interest rate collar.

Investments
Generally, investments in partnerships, joint ventures and subsidiaries in which the Group’s voting interest is 20% to 50%, and others where the Group has significant influence, are accounted for using the equity method. Investments which do not have a readily determinable fair value, in which the Group’s voting interest is less than 20%, and in which the Group does not have significant influence, are carried at cost and written down to the extent that there has been an other-than-temporary diminution in value. The Group accounts for certain investments in which the Group’s ownership is greater than 50% using the equity method. This method is used for such subsidiaries where the minorities have substantive participating rights such as veto over key operational and financial matters and equal representation on the board of directors.

The Group reviews the carrying values of its investments in affiliates, including any associated goodwill, to ensure that the carrying amount of such investments are stated at no more than their recoverable amounts. The Group assesses the recoverability of its investments by determining whether the carrying value of the investments can be recovered through projected discounted future operating cash flows (excluding interest) of the operations underlying the investments. The assessment of the recoverability of the investments will be impacted if projected future operating cash flows are not achieved. The amount of impairment, if any, is measured based on the projected discounted future operating cash flows using a rate commensurate with the risks associated with the assets.

Advertising costs
Advertising costs are expensed as incurred. The amount of advertising costs expensed was £52 million, £48 million, and £38 million for the years ended December 31, 2002, 2001, and 2000, respectively.

Property and equipment
Property and equipment is stated at cost. Depreciation is provided to write off the cost, less estimated residual value, of property and equipment by equal instalments over their estimated useful economic lives as follows:

Freehold and long leasehold buildings	50 years	Other equipment
Cable and ducting	20 years	Office furniture and fittings	5 years
Electronic equipment		Motor vehicles	4 years
System electronics	8 years
Switching equipment	8 years
Subscriber electronics	5 years
Headend, studio, and playback facilities	5 years

The Group accounts for costs, expenses and revenues applicable to the construction and operation of its cable systems in accordance with SFAS 51 Financial Reporting by Cable Television Companies. Initial subscriber installation costs are capitalized and depreciated over the life of the network.

Deferred financing costs
Direct costs incurred in raising debt are deferred and recorded on the consolidated balance sheet in other assets. The costs are amortized to the consolidated statement of operations at a constant rate to the carrying value of the debt over the life of the obligation.

Minority interests
Recognition of the minority interests’ share of losses of consolidated subsidiaries is limited to the amount of such minority interests’ allocable portion of the equity of those consolidated subsidiaries.

Foreign currencies
Transactions in foreign currencies are recorded using the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange prevailing at the balance sheet date and the gains or losses on translation are included in the consolidated statement of operations.

Revenue recognition
Revenues are recognized as network communication services are provided. Credit risk is managed by disconnecting services to customers who are delinquent. Connection and activation fees relating to cable television, telephony and internet are recognized in the period of connection to the extent that such fees are less than direct selling costs. Any excess connection and activation fees over direct selling costs incurred are deferred and amortized over the expected customer life.

Occasionally the Group sells capacity on its network to other telecommunications providers. Sales of capacity are accounted for as sales-type leases, operating leases, or service agreements depending on the terms of the transaction. If title is not transferred or if the other requirements of sales-type lease accounting are not met, revenues are recognized rateably over the term of the agreement.

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US GAAP
Notes to the Consolidated Financial Statements
continued

3  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Programming revenues are recognized in accordance with Statement of Position (“SOP”) 00-2, Accounting by Producers or Distributors of Films. Revenue on transactional and interactive sales is recognized as and when the services are delivered. Advertising sales revenue is recognized at estimated realizable values when the advertising is aired.

Recognition of contract costs
Certain of the sales of network capacity referred to above involve the Group constructing new capacity. Where the Group retains some of this new capacity, either for subsequent resale or for use within the business, then an element of the construction costs is retained within inventory or equipment, respectively. The allocation of construction cost between costs expensed to the statement of operations and costs capitalized within inventory or equipment is based upon the ratio of capacity to be sold and to be retained.

Pension costs
The Group operates a defined contribution scheme (the Telewest Communications plc Pension Trust) or contributes to third-party schemes on behalf of employees. The amount included in expenses in 2002, 2001 and 2000 of £11 million, £10 million and £8 million, respectively, represents the contributions payable to the selected schemes in respect of the relevant accounting periods.

Income taxes
Under the asset and liability method of SFAS 109 Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered.

The Group recognises deferred tax assets only where it is more likely than not that the benefit will be realized through future taxable income. Otherwise a valuation allowance is established to provide against deferred tax assets.

Share-based compensation
SFAS 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation costs for share-based employee compensation plans at fair value. The Group has chosen to continue to account for share-based compensation using the intrinsic value method prescribed in APB 25, Accounting for Stock Issued to Employees and related interpretations. Accordingly, compensation cost for fixed plan share options is measured as the excess, if any, of the quoted market price of the Company’s shares at the date of the grant over the amount an employee must pay to acquire the shares. Compensation cost for variable plan share options is measured each period using the intrinsic value method until the variable or performance features of the plan become fixed. Compensation expense is recognized over the applicable vesting period.

Shares purchased by the trustees in connection with the Telewest Restricted Share Scheme and certain LTIP awards, are valued at cost and are reflected as a reduction of shareholders’ equity in the consolidated balance sheet. This equity account is reduced when the shares are issued to employees based on the original cost of the shares to the trustees.

Earnings per share
Basic earnings per share has been computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed by adjusting the weighted average number of ordinary shares outstanding during the year for all dilutive potential ordinary shares outstanding during the year and adjusting the net loss for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net loss and number of shares used for basic and diluted net loss per ordinary share, as potential ordinary share equivalents for employee share options and convertible debt are not included in the computation as their effect would be to decrease the loss per share. The number of potential ordinary shares was 393 million, 393 million and 464 million in 2002, 2001 and 2000, respectively.

Inventories
Inventories of equipment, held for use in the maintenance and expansion of the Group’s telecommunications systems, are stated at cost, including appropriate overheads, less provision for deterioration and obsolescence. Network capacity and ducting held for resale are stated at the lower of cost and net realizable value.

New Accounting Standards Applicable to the Group
SFAS 143 Accounting for Asset Retirement Obligations
In July 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143, which is effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Group does not believe the adoption of SFAS 143 will have a material impact on the financial statements.

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SFAS 145 Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections
In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections”. SFAS 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. The Group has adopted this standard from January 1, 2002 and reclassified £15 million from extraordinary items to expense for the year ended December 31, 2001. No material adjustments have been required in 2002.

SFAS 146 Accounting for Costs Associated with Exit or Disposal Activities
In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS 146 applies to costs associated with an exit activity that do not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets. The Group has not yet determined the impact, if any, the adoption of this standard will have on its financial position or results of operations.

SFAS 148 Accounting for Stock Based Compensation – Transition and Disclosure
An amendment of SFAS 123 is effective for the Group for the year ended December 31, 2002. SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results and that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The Group has adopted the disclosure provisions of the Statement in these financial statements. The Group has not adopted the fair value based method of accounting for stock-based employee compensation and still accounts for these in accordance with APB Opinion 25, Accounting for Stock Issued to Employees.

Other new standards
In November 2002, the Emerging Issues Task Force issued its consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”) on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s), and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. The Group believes that the adoption of EITF 00-21 will not have a material impact on the Group’s financial statements.

In November 2002, the FASB issued FASB Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees,
Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), which addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. It requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Group has adopted the disclosure requirements and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. To date the Company has not entered into or modified guarantees.

In January 2003, the FASB issued FASB Interpretation 46, Consolidation of Variable Interest Entities (“FIN 46”) which interprets Accounting Research Bulletin (ARB) 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB 51 with respect to the consolidation of certain entities (variable interest entities – “VIEs”) to which the usual condition for consolidation described in ARB 51 does not apply because the controlling financial interest in VIEs may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIEs and the holder of a significant variable interest in VIEs to disclose certain information relating to their involvement with the VIEs. The provisions of FIN 46 apply immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Group does not believe that the impact the adoption of FIN 46 will have a material effect on its financial statements.

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US GAAP
Notes to the Consolidated Financial Statements
continued

4  FINANCIAL INSTRUMENTS
The Group holds derivative financial instruments solely to hedge specific risks and does not hold such instruments for trading purposes. The derivatives are held to hedge against the variability in cash flows arising from the effect of fluctuations of GBP:USD exchange rate on the Group’s US Dollar-denominated debt and from changes in interest rates on its variable rate bank debt.

The Group maintains risk management control systems to monitor currency exchange and interest rate risk attributable to forecasted debt principal payments and interest rate exposure.

Cash flow hedges
Hedges of US Dollar-denominated debt
The Group has issued US Dollar-denominated debt instruments with a range of maturities. The Group previously hedged the principal amounts of these instruments up to their first call dates or other such dates where the Group may at its option redeem the instrument before maturity.

The Group has increased its foreign exchange risk since the discontinuation of hedge accounting as described below. The Group continues to monitor this risk until the Financial Restructuring is complete when the US Dollar-denominated debt instruments will be swapped for equity and the foreign exchange risk is minimised.

In the three-month period ended March 31, 2002, the Group determined that it was probable that forecasted future prepayments of principal against outstanding US Dollar-denominated debt would not occur. Accordingly, the cumulative adjustment in OCI of £53 million resulting from marking to market the derivative instruments has been reclassified from OCI to foreign exchange gains in the Statement of Operations. Subsequent adjustments of the carrying value of these instruments to fair value are taken directly to the Statement of Operations as incurred.

In the nine-month period ended September 30, 2002, the Group had the ability to terminate in-the-money derivative contracts that fluctuate in value. Such derivative contracts hedged our exposure to fluctuations in the US Dollar/pound sterling exchange rates on the Group’s US Dollar-denominated debt. In March 2002, the Group terminated certain of these derivative contracts with a nominal value of $999 million (£688 million), netting £74 million cash inflow. In May 2002 the Group terminated further derivative contracts with a nominal value of $367 million (£253 million) realizing an additional £30 million cash inflow. In the three-month period ended September 30, 2002, the Group terminated arrangements with a nominal value of $2.3 billion (approximately £1.5 billion). Contracts with a nominal value of $1 billion were settled in cash resulting in an outflow of £28 million. The remaining contracts with a nominal value of $1.3 billion have yet to be settled for a total cost of £33 million of which £19 million was due on October 1, 2002, but the Company deferred such payment and is considering the payment in the context of its Financial Restructuring.

During the 12 month period ended December 31, 2002, the Group recorded a net £48 million transfer from cumulative OCI to the Statement of Operations arising from the dedesignation of derivative contracts as ineffective hedges, as described above. In the 12 month period ended December 30, 2001, the Group recorded a £36 million gain in fair value to cumulative OCI, consisting of a loss of £25 million to short-term derivative liabilities and a £61 million gain to long-term derivative assets.

Hedges of variable rate debt
As described in note 15 to the consolidated financial statements, the Group has a Senior Secured Facility with a syndicate of banks and a further amount from an Institutional Tranche (“Institutional Tranche”). Drawdowns under the Senior Secured Facility and the Institutional Tranche bear interest at 0.75% to 2.00% above LIBOR and up to 4% above LIBOR respectively, so the Group is exposed to variable cash flows arising from changes in LIBOR. The Group hedges these variable cash flows by the use of interest rate swaps. The interest rate swaps can be summarized as follows:

Effective dates	Maturities	Notional principal	Receives	Pays

1/2/1997 – 7/1/2002	12/31/2003 – 3/31/2005	£900m	6-month LIBOR	5.475% – 7.3550%

In June 2002, the Group reviewed the effectiveness as hedges of the derivative instruments hedging our exposure to fluctuations in interest rates on its long-term bank debt. The review concluded that continued designation of these instruments as hedges was no longer appropriate and hedge accounting was discontinued with immediate effect. The dedesignation of these instruments as hedges resulted in a transfer of £7 million from cumulative OCI to interest expense within the Statement of Operations. Any movements in the value of the derivatives after June 2002 are recorded within interest expense.

The Group continues to hedge some of its interest rate risk on its Senior Secured Facility through the use of interest rate swaps. The purpose of the derivative instruments is to provide a measure of stability over the Company’s exposure to movements in sterling interest rates on its sterling denominated bank debt.

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Fair value of financial instruments
SFAS 107, Disclosures about Fair Value of Financial Instruments requires disclosure of an estimate of the fair values of financial instruments. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement, and therefore cannot be determined precisely. Changes in assumptions could significantly affect the estimates.

At December 31, 2002 the Group’s significant financial instruments include cash and cash equivalents, trade receivables, interest rate swaps, trade payables and short-term and long-term debt instruments. The following table summarizes the fair value of certain instruments held by and obligations of the Group. The fair value of the other financial instruments held by the Group approximates their recorded carrying amount due to the short maturity of these instruments and these instruments are not presented in the following table:

	Carrying amount £ million	At December 31, 2002 Fair value £ million	Carrying amount £ million	At December 31, 2001 Fair value £ million

Financial instruments – assets
Foreign exchange forward contracts	–	–	131	131
Foreign currency swaps	–	–	15	15

Financial instruments – liabilities
Interest rate swap agreements	(34)	(34)	(25)	(25)
Foreign exchange forward contracts	–	–	(4)	(4)

Debt obligations
Accreting Convertible Notes 2003	282	282	268	268
Senior Convertible Notes 2005	311	130	344	234
Senior Debentures 2006	186	39	206	155
Senior Convertible Notes 2007	300	63	300	174
Senior Discount Debentures 2007	955	200	1,059	803
Senior Notes 2008	217	46	226	185
Senior Discount Notes 2009	563	108	505	308
Senior Notes 2010	394	83	378	315
Senior Discount Notes 2010	222	46	185	136
Senior Secured Facility	2,000	2,000	1,360	1,360
Other debt	20	20	66	66

The estimated fair values of the financial instruments specified above are based on quotations received from independent, third-party financial institutions and represent the net amounts receivable or payable to terminate the position. The estimated fair values of the Debentures and Notes are also based on quotations from independent third-party financial institutions and are based on discounting the future cash flows to net present values using appropriate market interest rates prevailing at the year end.

Market risk and concentrations of credit risk
Market risk is the sensitivity of the value of the financial instruments to changes in related currency and interest rates.

As described above, the Group terminated its portfolio of derivative financial instruments which were used to hedge its exposure to fluctuations in the USD:GBP exchange rate. Consequently, the Group is exposed to fluctuations in the value of its US Dollar-denominated debt obligations.

Generally, the Group is not exposed to such market risk arising on its interest rate derivative financial instruments because gains and losses on the underlying assets and liabilities offset gains and losses on the financial instruments.

The Group may be exposed to potential losses due to the credit risk of non-performance by the financial institution counterparties to its portfolio of derivative financial instruments. However, such losses are not anticipated as these counterparties are major international financial institutions and the portfolio is spread over a wide range of institutions.

Temporary cash investments also potentially expose the Group to concentrations of credit risk, as defined by SFAS 133. At December 31, 2002 the Group had £160 million on deposit with a major international financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Group’s customer base.

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US GAAP
Notes to the Consolidated Financial Statements
continued

5  IMPAIRMENT OF ASSETS
During the year ended December 31, 2002, the Group undertook an impairment review of its network assets, of goodwill arising on recent acquisitions and of its investments in affiliates acquired in recent years. The review covered the Cable and Content Divisions. The principal reasons for the review were: a share price decline indicative of a fall in the values of the underlying assets and a softening of the ad-sales market, declining revenue growth and a lower than expected customer take-up of additional services.

The review found evidence of impairment in the value of goodwill arising on the core Cable and Content business and in the value of the affiliated undertaking UKTV. The carrying amount of goodwill, fixed assets and the investments in the affiliated undertakings were written down to fair value, resulting in a charge of £1,445 million against goodwill, an impairment of £841 million against fixed assets and a charge of £88 million against the investments in affiliated undertakings. These charges have been included in the statement of operations within impairment of goodwill, impairment of fixed assets and share of net losses of affiliates and impairment respectively. The estimated fair value of the goodwill and the investment in UKTV was based on projected future cash flows at a post-tax discount rate of 11.5% which the Group believes is commensurate with the risks associated with the assets. The projected future cash flows were determined using the Company’s 10 year plan for the business, with a terminal value which takes into account analysts’ and other published projections of future trends across pay-TV platforms, including the total television advertising market.

6 BUSINESS COMBINATIONS
On May 30, 2001, the Group acquired 51% of the issued share capital of Rapid Travel Solutions Limited (“Rapid Travel”) and was granted a series of call options by, and granted a series of put options to, the vendors in respect of the balance of 49%. Assuming that either party exercises these options, the Group will acquire the remainder of the share capital in tranches ending on November 30, 2003 for total consideration of £4 million. The acquisition has been accounted for using the purchase method of accounting. Goodwill arising on the acquisition was £7 million.

If the Group had acquired Rapid Travel at the beginning of 2000 and 2001, the Group’s results would not have been materially different from the actual results as disclosed in these financial statements.

On April 19, 2000 the Company acquired the entire issued share capital of Flextech Plc (“Flextech”), a company engaged in broadcast media activities, for a total consideration of £1,978 million. This comprised 601 million shares of 10 pence each and acquisition costs of £31 million. The value attributed to the shares issued was 323.85 pence per share, being the average share market price for a five day period around December 17, 2000, the day the terms of the acquisitions were agreed to and announced. The acquisition was accounted for using the purchase method of accounting. The goodwill arising on acquisition of Flextech was £1,382 million. As described in note 5, the Group has undertaken an impairment review of goodwill. As a result of the review, a charge of £429 million has been made.

On November 1, 2000 the Company acquired the entire issued share capital of Eurobell (Holdings) PLC (“Eurobell”), from Deutsche Telekom (“DT”) and agreed to pay initial and deferred consideration to DT, as discussed below, in the form of 5% Accreting Convertible Notes due 2003. The aggregate principal amount of such Notes, following agreement of the deferred consideration is £254 million. The terms of the Accreting Convertible Notes are described in note 15 to these financial statements.

Upon completion of the acquisition, the Company issued a £220 million Accreting Convertible Note to DT in consideration for:

•	Eurobell’s entire issued share capital, £72 million;

•	the assignment of an inter-company loan previously owed by Eurobell to DT, £128 million; and

•	a cash payment remitted to Eurobell by DT shortly after the acquisition, £20 million.

Subsequently, on January 15, 2001 DT remitted a further cash payment, £30 million, to Eurobell and the Company issued an additional Accreting Convertible Note to DT for £30 million.

In addition under the terms of the acquisition, the Company was obliged to provide deferred consideration, contingent on Eurobell’s turnover for the year ended December 31, 2000 exceeding a certain target. As a result, an additional £3.5 million Accreting Convertible Note, dated April 2, 2001 was issued to DT. This deferred consideration was accrued for at December 31, 2000.

Goodwill of £1 million arose on the acquisition.

If the Company had acquired Flextech and Eurobell on January 1, 2000 the Group’s net loss of £755 million and loss per share of £0.28 would have been £820 million and £0.28, respectively.

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7  SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
Cash paid for interest was £287 million, £335 million and £164 million for the years ended December 31, 2002, 2001 and 2000, respectively.

During 2002 there were no significant non-cash investing activities. The amounts stated for 2001 represent the purchase of Rapid Travel. The amounts stated for 2000 represent the purchase of Flextech and Eurobell. These transactions are described in note 6 to the consolidated financial statements.

		Year ended December 31
	2002	2001	2000
	£ million	£ million	£ million

Acquisitions:
Assets	–	1	1,104
Liabilities assumed	–	(2)	(172)
Debt assumed	–	–	(261)

Net (liabilities)/assets (contributed)/assumed	–	(1)	671
Less:
Goodwill arising	–	7	1,383

	–	6	2,054

Share consideration/capital contribution	–	–	1,946
Debt consideration	–	–	75
Purchase of shares	–	2	–
Option consideration	–	4	–
Direct costs of acquisition	–	–	33

	–	6	2,054

In 2002 the Group entered into capital lease obligations with a total capital value of £17 million. The Group entered into no vendor financing arrangements during the year, but had a remaining financed balance of £11 million at December 31, 2002. At December 31, 2002, the Group had accrued a further £57 million of capital expenditure for property and equipment.

8  OTHER RECEIVABLES

		At December 31
	2002	2001
	£ million	£ million

Interconnection receivables	7	2
Accrued income	32	68
Other	29	27
Foreign currency swap	–	15

	68	112

Accrued income primarily represents telephone calls made by Cable Division subscribers and income accrued under Business Services Division contracts that have not been billed as at the accounting period end.

9  INVESTMENTS
The Group has investments in affiliates accounted for under the equity method at December 31, 2002 and 2001 as follows:

	Percentage ownership at December 31
	2002	2001

Front Row Television Limited	50.0%	50.0%
UKTV	50.0%	50.0%
Blue Yonder Workwise Limited	100.0%	70.0%
SMG	–	16.9%

During the year Blue Yonder Workwise Limited became a wholly-owned subsidiary of the Group. No goodwill arose on the acquisition.

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US GAAP
Notes to the Consolidated Financial Statements
continued

9  INVESTMENTS (CONTINUED)
Summarized combined financial information for such affiliates which operate principally in the cable television, broadcasting and interactive media industries is as follows:

		At December 31
	2002	2001
	£ million	£ million

Combined financial position
Current assets	61	162
Property and equipment, net	–	54
Intangible assets, net	–	112
Other assets, net	31	7

Total assets	92	335

Current liabilities	42	133
Debt	176	66
Other liabilities	–	557
Owners’ equity	(126)	(421)

Total liabilities and equity	92	335

		Year ended December 31
	2002	2001	2000
	£ million	£ million	£ million

Combined operations
Revenue	128	408	406
Operating expenses	(103)	(324)	(343)

Operating profit	25	84	63
Interest expense	(12)	(38)	(30)

Net profit	13	46	33

		At December 31
	2002	2001
	£ million	£ million

The Group’s investments in affiliates are comprised as follows:
Goodwill	–	27
Loans	208	260
Share of net assets	168	260

	376	547

On September 4, 2002 the investment in SMG plc, a listed investment in an associated undertaking, was reclassified as a current asset investment at net realizable value. This resulted in £42 million being written off the carrying value of the investment. The investment in SMG plc was subsequently sold in November 2002 realizing a gain of £1 million.

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10  PROPERTY AND EQUIPMENT

			Cable and	Electronic	Other
	Land	Buildings	ducting	equipment	equipment	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Acquisition costs
Balance at January 1, 2002	6	133	3,186	1,424	597	5,346
Additions	–	7	269	135	50	461
Disposals	–	(2)	–	–	(11)	(13)

Balance at December 31, 2002	6	138	3,455	1,559	636	5,794

Accumulated depreciation
Balance at January 1, 2002	–	45	894	661	273	1,873
Charge for the year	–	10	159	223	103	495
Impairment	–	39	678	90	34	841
Disposals	–	(2)	–	–	(11)	(13)

Balance at December 31, 2002	–	92	1,731	974	399	3,196

2002 Net book value	6	46	1,724	585	237	2,598

Acquisition costs
Balance at January 1, 2001	6	119	2,630	1,393	552	4,700
Additions	–	14	556	31	52	653
Disposals	–	–	–	–	(7)	(7)

Balance at December 31, 2001	6	133	3,186	1,424	597	5,346

Accumulated depreciation
Balance at January 1, 2001	–	35	546	605	225	1,411
Charge for the year	–	10	348	56	55	469
Disposals	–	–	–	–	(7)	(7)

Balance at December 31, 2001	–	45	894	661	273	1,873

2001 Net book value	6	88	2,292	763	324	3,473

Cable and ducting consists principally of civil engineering and fiber optic costs. In addition, cable and ducting includes net book value of pre-construction and franchise costs of £18 million and £14 million as of December 31, 2002 and 2001, respectively. Electronic equipment includes the Group’s switching, headend and converter equipment. Other equipment consists principally of motor vehicles, office furniture and fixtures and leasehold improvements.

11  VALUATION AND QUALIFYING ACCOUNTS

				Additions
				charged to
		Balance at	Acquisition of	costs and		Balance at
		January 1	subsidiaries	expenses	Deductions	December 31
		£ million	£ million	£ million	£ million	£ million

2002	Deferred tax valuation allowances	901	–	382	–	1,283
	Allowance for doubtful accounts	16	–	–	(4)	12

2001	Deferred tax valuation allowances	733	–	168	–	901
	Allowance for doubtful accounts	19	–	3	(6)	16

2000	Deferred tax valuation allowances	491	38	204	–	733
	Allowance for doubtful accounts	13	5	14	(13)	19

12  OTHER ASSETS
The components of other assets, net of amortization, are as follows:

		At December 31
	2002	2001
	£ million	£ million

Deferred financing costs of debentures	11	22
Deferred financing costs of Senior Secured Facility	29	36

	40	58

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US GAAP
Notes to the Consolidated Financial Statements
continued

13  INVENTORY

		At December 31
	2002	2001
	£ million	£ million

Raw materials and consumables	–	1
Inventories of spare capacity and duct held for resale	4	36
Programming inventory	24	30

	28	67

14  OTHER LIABILITIES
Other liabilities are summarized as follows:

		At December 31
	2002	2001
	£ million	£ million

Deferred income	111	114
Accrued construction costs	64	67
Accrued programming costs	21	24
Accrued interconnect costs	17	39
Accrued interest	220	111
Accrued staff costs	10	35
Accrued expenses	42	41
Other liabilities	146	93

	631	524

15  DEBT
Debt is summarized as follows at December 31, 2002 and 2001:

		Weighted average interest rate
	2002	2001	2000	2002	2001
	%	%	%	£ million	£ million

Accreting Convertible Notes 2003	5	5	5	282	268
Senior Convertible Notes 2005	6	6	6	311	344
Senior Debentures 2006	9.625	9.625	9.625	186	206
Senior Convertible Notes 2007	5.25	5.25	5.25	300	300
Senior Discount Debentures 2007	11	11	11	955	1,059
Senior Notes 2008	11.25	11.25	11.25	217	226
Senior Discount Notes 2009	9.25	9.25	9.25	287	261
Senior Discount Notes 2009	9.875	9.875	9.875	276	244
Senior Notes 2010	9.875	9.875	9.875	394	378
Senior Discount Notes 2010	11.375	11.375	11.375	222	185
Senior Secured Facility	6.223	7.265	7.553	2,000	1,360
Other debt	6.7	6.767	7.432	20	66

				5,450	4,897

Notes and debentures

		Principal at maturity
		million	Original maturity date	Earliest redemption date	Interest rate %

Accreting Convertible Notes 2003	GBP	294	November 1, 2003	November 1, 2003	5
Senior Convertible Notes 2005	USD	500	July 7, 2005	July 7, 2003	6
Senior Debentures 2006	USD	300	October 1, 2006	October 1, 2001	9.625
Senior Convertible Notes 2007	GBP	300	February 19, 2007	March 9, 2003	5.25
Senior Discount Debentures 2007	USD	1,537	October 1, 2007	October 1, 2001	11
Senior Notes 2008	USD	350	November 1, 2008	November 1, 2003	11.25
Senior Discount Notes 2009	GBP	325	April 15, 2009	April 15, 2004	9.875
Senior Discount Notes 2009	USD	500	April 15, 2009	April 15, 2004	9.25
Senior Notes 2010	GBP	180	February 1, 2010	February 1, 2005	9.875
Senior Notes 2010	USD	350	February 1, 2010	February 1, 2005	9.875
Senior Discount Notes 2010	USD	450	February 1, 2010	February 1, 2005	11.375

The Debentures and Notes are unsecured liabilities of the Group.

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The Senior Convertible Notes 2005 are convertible into 114 million ordinary shares of the Group at a conversion price of 288 pence per ordinary share. Conversion is at the holder’s option at any time up to the close of business on June 22, 2005. The Senior Convertible Notes 2007 are convertible into 92 million ordinary shares of the Group at a conversion price of 325 pence per ordinary share. Conversion is at the holder’s option at any time up to close of business on February 2, 2007. If Notes are called for redemption prior to maturity, each holder has the right to convert Notes into ordinary shares. The Accreting Convertible Notes 2003 are convertible into 162 million ordinary shares of the Group at an initial conversion price of 156.56 pence per ordinary share. Conversion is at maturity at the holder’s option, but the Group can elect to settle in cash at any time, in whole but not in part, at 100% of the accreted value provided that for a certain 10 day period prior to redemption, the price per ordinary share has been at least 130% of the average conversion price in effect on each day during the 10 day period.

On January 15, 2001, DT remitted a cash payment of £30 million to its former subsidiary Eurobell, under the terms of the acquisition of Eurobell by the Company on November 1, 2000. In consideration the Company issued additional Accreting Convertible Notes 2003 for the same amount. In addition, under the terms of the acquisition, the Company was obliged to provide deferred consideration, contingent on Eurobell’s turnover for the year ended December 31, 2000 exceeding a certain target. As a result additional £3.5 million Accreting Convertible Notes 2003, dated April 2, 2001, were issued to DT.

The unamortized portion of the discounts on issue on the Senior Discount Notes 2009 and Senior Discount Notes 2010 was £73 million and £58 million respectively. The discount on issue is being amortized up to the first call dates of the bonds, such as to produce a constant rate of return on the carrying amount.

The indentures under which the Debentures and Notes were issued contain various covenants, which among other things, restrict the ability of the Group to incur additional indebtedness, pay dividends, create certain liens, enter into certain transactions with shareholders or affiliates, or sell certain assets. As part of its refinancing, the Group elected not to pay: the interest due on October 1, 2002 on its Senior Debentures 2006 and its Senior Discount Debentures 2007; the interest due on November 1, 2002 on its Senior Notes 2008; and the interest due on January 7, 2003 on its Senior Convertible Notes 2005. The non payment of interest constitutes a default event under the terms of these four bonds.

Senior Secured Facility
On March 16, 2001 the Group entered into a new senior secured credit facility (the “Senior Secured Facility”) with a syndicate of banks for £2 billion, of which £1,855 million was drawn down at December 31, 2002. The Group is also able to raise a further £250 million as part of the institutional investors of which £145 million was drawn down at December 31, 2002. The first draw downs under the Senior Secured Facility were used to repay amounts owed under the old senior secured credit facilities.

Borrowings under the Senior Secured Facility are secured on the assets of the Group including the partnership interests and shares of subsidiaries and bear interest at 0.75% to 2.0% over LIBOR (depending on the ratio of borrowings to quarterly, annualized, consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR.

The Senior Secured Facility contains cross default clauses with other debt instruments. As a result of the Group being in default on certain of its Debentures and Notes, it is in default on the Senior Secured Facility. In addition, on March 14, 2003, Telewest notified its Senior Lenders that, as a result of the exceptional items incurred in 2002 and their impact on Telewest’s net operating cash flow, it would breach certain financial covenants under its bank facility in respect of the quarter ended December 31, 2002.

The Group is renegotiating its bank facilities and debt financing arrangements. Further details of the Financial Restructuring are included in the Financial Review.

Vendor financing
The Group has entered into vendor financing arrangements to fund its purchase of equipment from certain suppliers. Under the terms of these arrangements the Group defers payment for periods up to 36 months. Interest is charged on these arrangements at a rate that is fixed for the life of the arrangements. The balance on these arrangements at December 31, 2002 was £11 million.

SMG loan
On July 11, 2001, the Group entered into a contract with Toronto Dominion Bank (“TD”), whereby TD provided a loan to the Group, in return for security over 55% of the Group’s shareholding in SMG plc. The loan was fully repaid during the year following the sale of the Group’s investment in SMG.

Bank loans
Bank loans are property loans secured on certain freehold land and buildings held by the Group. The balance at December 31, 2002 was £7 million.

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US GAAP
Notes to the Consolidated Financial Statements
continued

15 DEBT (CONTINUED)
Maturity Profile
The Maturity Profile of the Group’s long-term debt is as follows:

2002
£ million

2003	3,652
2004	1
2005	316
2006	–
2007	300
2008 and thereafter	1,181

5,450

16 INCOME TAXES
Loss before income taxes is solely attributable to the UK.

The provisions for income taxes follow:
	2002	2001	2000
	£ million	£ million	£ million

Deferred tax benefit	28	70	6

A reconciliation of income taxes determined using the statutory UK rate of 30% (2001: 30%) to the effective rate of income tax is as follows:

		Year ended December 31
	2002	2001	2000
	%	%	%

Corporate tax at UK statutory rates	(30)	(30)	(30)
Write down of goodwill	12	–	–
Change in valuation allowance	14	34	31

	(4)	4	1

Deferred income tax assets and liabilities at December 31, 2002 and 2001 are summarized as follows:

	2002	2001
	£ million	£ million

Deferred tax assets relating to:
Fixed assets	763	410
Net operating loss carried forward	494	465
Other – investments	26	26
Deferred tax asset	1,283	901
Valuation allowance	(1,283)	(901)
Investments in affiliates	(85)	(113)

Deferred tax liability per balance sheet	(85)	(113)

At December 31, 2002 the Group estimates that it has, subject to Inland Revenue agreement, net operating losses (“NOLs”) of £1,647 million available to relieve against future profits. This excludes capital allowances on assets which are available to the Group, but have not been claimed.

A valuation allowance of 100% has been provided due to a history of operating losses and management’s belief that the likelihood of realizing the benefit of the deferred tax asset is not more likely than not.

The NOLs have an unlimited carry forward period under UK tax law, but are limited to their use to the type of business which has generated the loss.

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17 SHAREHOLDERS’ EQUITY
Movement in share capital
On March 31, 2000 the authorized share capital of the Company was increased to £460 million divided into 4,300 million ordinary shares of 10 pence each and 300 million limited voting convertible ordinary shares of 10 pence each.

Between May 5 and July 5, 2000 the Company issued 601 million ordinary shares of 10 pence each in consideration for the entire issued share capital of Flextech. Also in 2000, 4 million ordinary shares of 10 pence each were issued in consideration of £4.6 million on exercise of employee share options.

During 2001 the Company issued 7 million ordinary shares of 10 pence each upon exercise of employee share options. Total consideration received was £6 million. In addition the Company redesignated 20 million ordinary shares of 10 pence each into 20 million limited voting convertible ordinary shares of 10 pence each.

Limited voting convertible ordinary shares
The ordinary shares and the limited voting convertible ordinary shares have the same rights, except that the limited voting convertible ordinary shares do not confer the right to vote on resolutions to appoint, reappoint, elect or remove directors of Telewest. No application will be made for the limited voting convertible ordinary shares to be listed or dealt in on any stock exchange. Holders of limited voting convertible ordinary shares are entitled to convert all or some of their limited voting convertible ordinary shares into fully paid ordinary shares, provided that the conversion would not result in a change of control of the Company for the purposes of the indentures governing certain Notes and Debentures. The limited voting convertible ordinary shares are convertible into ordinary shares at the Company’s option at any time, subject to certain conditions. The sole holders of the limited voting convertible ordinary shares are Liberty Media and Microsoft.

Members of the Liberty Media Group and/or the Microsoft Group can redesignate all or any of their ordinary shares into limited voting convertible ordinary shares. This is to ensure that, on any future purchase of ordinary shares by members of the Microsoft Group and/or members of the Liberty Media Group, they will, at that time, be able to redesignate such number of their then existing holding of ordinary shares so as to avoid a change of control of the Company for the purposes of the Notes and Debentures.

Future purchases of ordinary shares and/or limited voting convertible ordinary shares by members of the Liberty Media Group and/or the Microsoft Group will, however, be subject to Rule 9 of the UK’s City Code on Takeovers and Mergers because both classes of shares are treated as voting shares for that purpose. Under Rule 9, when any person acquires, whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert with him) carry 30% or more (but less than 50%) of the voting rights of a public company, that person is normally required to make a general offer to shareholders for the entire share capital of the Company then in issue. Any person, or group of persons acting in concert, owning shares carrying 50% or more of the voting rights of a public company, subject to their own individual limits, is free to acquire further shares in that public company without giving rise to the requirement to make a general offer for the entire issued share capital of that company.

In May 2001, Liberty Media increased its shareholding in the Company as result of the purchase of 20 million ordinary shares of 10 pence each. Prior to the increase in shareholding, Liberty Media redesignated 20 million ordinary shares of 10 pence each as limited voting convertible ordinary shares of 10 pence each. As a result Liberty Media and Microsoft’s combined shareholdings remained below 50% of the issued ordinary share capital, above which level a change of control for the purposes of the Group’s debt securities may occur.

18 SHARE-BASED COMPENSATION PLANS
At December 31, 2002, the Company operated five types of share-based compensation plans: the Executive Share Option Schemes, the Sharesave Schemes, the Telewest Restricted Share Scheme (“RSS”), the Telewest Long Term Incentive Plan (“LTIP”) and an Equity Participation Plan (“EPP”).

The Company applies APB 25 and related interpretations in accounting for its share-based compensation plans. Compensation cost is recognized over the estimated service period in respect of performance based share option grants to the extent that the market value of the Company’s ordinary shares exceeds the exercise price at the earlier of the vesting date or the Balance Sheet date. Compensation cost is recognized for awards over ordinary shares made under the RSS since the awards have no exercise price. Compensation cost is recognized over the estimated service period in respect of the LTIP to the extent that the market value of the Company’s ordinary shares exceeds the exercise price at the earlier of the vesting date or the Balance Sheet date.

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US GAAP
Notes to the Consolidated Financial Statements
continued

18 SHARE-BASED COMPENSATION PLANS (CONTINUED)
Compensation cost recognized for share option grants and awards is as follows:
	2002	2001	2000
	£ million	£ million	£ million

LTIP	(1)	–	5
Executive Share Option Scheme	–	1	2
EPP	–	1	1

	(1)	2	8

During the year, no options or awards were granted over any ordinary shares of the Company. If compensation costs for share option grants and awards under the RSS, LTIP, Executive Option Schemes and EPP had been determined based on their fair value at the date of grant for 2001 and 2000 consistent with the method prescribed by SFAS 123, the Group’s net loss and basic and diluted loss per share would have been adjusted to the pro forma amounts set out below:

	2002	2001	2000
	£ million	£ million	£ million

Net loss
as reported	(2,776)	(1,741)	(755)
pro forma	(2,753)	(1,750)	(757)

	pence	pence	pence

Basic and diluted loss per share
as reported	(97)	(60)	(28)
pro forma	(96)	(61)	(28)

The fair value of each option grant in all plans was estimated as at the date of grant using a Black-Scholes option-pricing model. The model used a weighted-average, risk-free interest rate of 5.5% and 5.8% for grants in 2001 and 2000 respectively, and an expected volatility of 55% and 30%, respectively. The Group does not expect to pay a dividend on its ordinary shares at any time during the expected life of any outstanding option. The Group expects options to be held until maturity.

Performance-based share option compensation plans
The Group has two performance-based share option plans: the 1995 (No. 1) Executive Share Option Scheme and the 1995 (No. 2) Executive Share Option Scheme. Under both plans, certain officers and employees are granted options to purchase ordinary shares of the Company. The exercise price of each option generally equals the market price of the Company’s ordinary shares on the date of grant. The options are exercisable between three and ten years after the date of the grant with exercise conditional on the Company’s shares out-performing by price the FTSE100 Index over any three year period preceding exercise. The Company may grant options for up to 295 million ordinary shares.

A summary of the status of the Company’s performance-based share option plans as of December 31, 2002, 2001, and 2000 and changes during the years ended on those dates are presented below:

		2002			2001			2000
		Weighted			Weighted			Weighted
		average			average			average
	Number	exercise		Number	exercise		Number	exercise
	of shares	price		of shares	price		of shares	price

Outstanding at beginning of year	97,699,837	136.4	p	52,503,409	173.2	p	17,028,622	110.0	p
Adjustments during the year	–	–		–	–		4,457,322	143.8	p
Granted	–	–		53,709,994	98.8	p	35,154,239	205.1	p
Exercised	–	–		(1,210,816)	78.2	p	(2,501,964)	114.9	p
Forfeited	(7,642,594)	126.0	p	(7,302,750)	134.3	p	(1,634,810)	208.8	p

Outstanding at end of year	90,057,243	137.3	p	97,699,837	136.4	p	52,503,409	173.2	p

Options exercisable at year end	36,358,298	141.4	p	16,577,655	132.0	p	14,938,772	129.8	p

Weighted average fair value of
options granted during the year		–			69.7	p		33.9	p

The adjustments during 2000 arose as a result of the transfer in of former Flextech outstanding options.

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

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The following table summarizes information about the Company’s performance-based share option plans outstanding at December 31, 2002.

	Options outstanding				Options exercisable

Range of exercise prices	Number outstanding at December 31, 2002	Weighted average remaining contractual life	Weighted average exercise price		Number exercisable at December 31, 2002	Weighted average exercise price

65.7 – 76.8p	13,890,131	7.4 yrs	74.2	p	6,307,995	73.3	p
81.5 – 82.5p	2,025,479	8.6 yrs	81.7	p	257,834	81.7	p
84.6 – 99.9p	2,212,140	2.5 yrs	89.2	p	2,212,140	89.0	p
102.0 – 109.1p	33,133,132	8.2 yrs	103.8	p	10,574,594	103.6	p
114.0 – 125.9p	11,133,884	7.5 yrs	119.2	p	3,890,521	120.1	p
130.4 – 142.9p	982,642	4.2 yrs	139.1	p	982,642	139.1	p
160.0 – 170.0p	1,502,207	7.3 yrs	166.2	p	709,386	167.7	p
202.4 – 235.0p	23,883,741	7.5 yrs	229.4	p	10,638,164	228.5	p
237.3 – 249.4p	543,216	7.1 yrs	239.7	p	268,467	240.9	p
274.3 – 276.5p	361,832	6.4 yrs	276.4	p	332,813	276.4	p
289.0 – 294.8p	388,839	6.8 yrs	291.2	p	183,742	291.7	p

65.7 – 294.8p	90,057,243	7.6 yrs	137.3	p	36,358,298	141.4	p

Fixed share option compensation plans
The Company also operates the Sharesave Scheme, a fixed share option compensation scheme. Under this plan, the Company grants options to employees to purchase ordinary shares at up to a 20% discount to market price. These options can be exercised only with funds saved by employees over time in a qualified savings account. The options are exercisable between 37 and 66 months after commencement of the savings contracts.

A summary of the status of the Company’s fixed share option plan as of December 31, 2002, 2001, and 2000 and the changes during the years ended on those dates are presented below:

	Number of shares	2002 Weighted average exercise price		Number of shares	2001 Weighted average exercise price		Number of shares	2000 Weighted average exercise price

Outstanding at beginning of year	21,519,334	80.5	p	26,635,135	91.1	p	11,679,289	116.9	p
Adjustments during the year	–	–		–	–		654,868	126.2	p
Granted	–	–		9,205,135	60.3	p	17,946,934	88.3	p
Exercised	–	–		(4,380,809)	57.3	p	(876,216)	98.1	p
Forfeited	(12,550,048)	82.3	p	(9,940,127)	100.4	p	(2,769,740)	187.6	p
Outstanding at end of year	8,969,286	78.0	p	21,519,334	80.5	p	26,635,135	91.1	p

Options exercisable at year end	36,272	159.1	p	72,926	98.0	p	4,443,443	57.1	p

Weighted average fair value of
options granted during the year	–	–		–	33.3	p	–	39.1	p

The adjustments during 2000 arose as a result of the transfer in of former Flextech outstanding options.

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

The following table summarizes information about the Company’s fixed share options outstanding at December 31, 2002:

	Options outstanding

Range of exercise prices	Number outstanding at December 31, 2002	Weighted average remaining contractual life

58.5 – 88.3p	8,652,129	2.1 yrs
103.9 – 115.9p	40,262	0.9 yrs
128.6 – 161.9p	24,455	0.5 yrs
191.0 – 236.5p	252,440	0.6 yrs

58.5 – 236.5p	8,969,286	2.0 yrs

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US GAAP
Notes to the Consolidated Financial Statements
continued

18  SHARE-BASED COMPENSATION PLANS (CONTINUED)
Telewest Restricted Share Scheme (“RSS”)
The Company operates the RSS in conjunction with an employment trust, the Telewest 1994 Employees’ Share Ownership Plan Trust (the “Telewest ESOP”), which has been designed to provide incentives to executives of the Company. Under the RSS, executives may be granted awards over ordinary shares of the Company based on a percentage of salary. The awards are made for no monetary consideration. The awards generally vest three years after the date of the award and are exercisable for up to seven years after the date when they vest.

The compensation charge related to each award is based on the share price of the ordinary shares on the date the award was made.

A summary of the status of the RSS at December 31, 2002, 2001, and 2000 and changes during the years ended on those dates are presented below:

	2002	2001	2000
	Number	Number	Number
	of shares	of shares	of shares

Outstanding at beginning of year	530,855	358,316	576,333
Granted	–	248,595	–
Exercised	(37,821)	(76,056)	(131,394)

Forfeited	–	–	(86,623)

Outstanding at end of year	493,034	530,855	358,316

Awards exercisable at year end	214,114	38,338	86,989

Weighted average fair value of awards granted during the year	–	£1.10	–

Share awards are forfeited due to employees leaving the Group before their awards become exercisable.

At December 31, 2002, the 493,034 awards outstanding and the 214,114 awards exercisable have weighted average remaining contractual lives of 7.4 years and 6.3 years respectively.

Deferred compensation cost relating to RSS is £38,000 (2001: £478,000).

Long Term Incentive Plan (“LTIP”)
The LTIP provides for share awards to executive directors and senior executives. Under the LTIP, an executive will be awarded the provisional right to receive, for no payment, a number of Telewest shares with a value equating to a percentage of base salary. The shares will not vest unless certain performance criteria, based on total shareholder return assessed over a three year period are met. The percentage of salary will be determined by the Remuneration Committee and will be up to 100% of base salary for executive directors.

A summary of the status of the LTIP at December 31, 2002, 2001, and 2000 and changes during the years ended on those dates are presented below:

	2002	2001	2000
	Number	Number	Number
	of shares	of shares	of shares

Outstanding at beginning of year	1,566,507	2,714,552	4,005,075
Granted	–	910,730	816,175
Exercised	(29,502)	(1,220,362)	(1,152,826)
Forfeited	(1,113,733)	(838,413)	(953,872)

Outstanding at end of year	423,272	1,566,507	2,714,552

Awards exercisable at year end	108,569	265,939	1,058,542

Weighted average fair value of awards granted during the year	–	£1.09	£0.24

Share awards are forfeited due to employees leaving the Group before their share options become exercisable or due to performance criteria not being met.

Deferred compensation cost relating to the LTIP is £ nil (2001: £189,000).

Equity Participation Plan (“EPP”)
The Remuneration Committee has provided that, under the EPP, an employee with two years service or at manager level or above, can use up to 100% of the Short Term Incentive Plan (“STIP”) bonus payable to the employee to acquire Telewest shares (“bonus shares”). The employee must deposit the bonus shares with the Trustee of the existing Telewest ESOP. In return, the employee is provisionally allocated for no payment a matching number of Telewest shares. Provided the bonus shares are retained for three years and the employee remains employed for three years, the bonus and matching shares would thereafter be released to the employee.

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A summary of the status of the Company’s EPP at December 31, 2002, 2001, and 2000 and the changes during the years ended on those dates are presented below:

	2002	2001	2000
	Number	Number	Number
	of shares	of shares	of shares

Outstanding at beginning of year	572,053	1,193,839	1,074,150
Granted	–	–	267,524
Exercised	(256,790)	(579,430)	(130,576)
Forfeited	(9,693)	(42,356)	(17,259)

Outstanding at end of year	305,570	572,053	1,193,839

Awards exercisable at year end	123,168	26,443	288,253

Weighted average fair value of awards granted during the year	–	–	£2.49

Share awards are forfeited due to employees leaving the Group before their share options become exercisable.

Deferred compensation cost relating to the EPP is £80,000 (2001: £419,000).

19  ACCUMULATED OTHER COMPREHENSIVE INCOME

	2002	2001
	Gains/(losses)	Gains/(losses)
	on mark to	on mark to
	market of	market of
	cash flow	cash flow
	hedges	hedges
	£ million	£ million

Balance at January 1, 2002	37	–
Cumulative effect of accounting change	–	(16)
Amounts reclassified into earnings	(48)	(5)
Current period increase in fair value	–	57
Unrealised gain on deemed partial disposal of investment	–	1

Balance at December 31, 2002	(11)	37

The amounts reclassified into earnings are detailed in note 4.

20  COMMITMENTS AND CONTINGENCIES
Restricted cash
At December 31, 2002, the Group has cash restricted as to use of £12 million which provides security for leasing obligations.

Other commitments
The amount of capital expenditure authorized by the Group for which no provision has been made in the consolidated financial statements is as follows:

	2002	2001
	£ million	£ million

Contracted	13	28

In addition the Group has contracted to buy £28 million of programming rights for which the license period has not yet started.

Capital and operating leases
The Group leases a number of assets under arrangements accounted for as capital leases, as follows:

	Acquisition	Accumulated	Net book
	costs	depreciation	value
	£ million	£ million	£ million

At December 31, 2002:
Electronic equipment	283	(185)	98
Other equipment	118	(58)	60
At December 31, 2001:
Electronic equipment	290	(187)	103
Other equipment	109	(43)	66

Depreciation charged on these assets was £44 million and £45 million for the years ended December 31, 2002 and 2001 respectively.

The Group leases business offices and uses certain equipment under lease arrangements accounted for as operating leases. Minimum rental expense under such arrangements amounted to £21 million, £19 million and £17 million for the years ended December 31, 2002, 2001 and 2000, respectively and is included in depreciation expense detailed in note 10.

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US GAAP
Notes to the Consolidated Financial Statements
continued

20  COMMITMENTS AND CONTINGENCIES (CONTINUED)
Future minimum lease payments under capital and operating leases are summarized as follows as of December 31, 2002:

	Capital leases	Operating leases
	£ million	£ million

2003	89	25
2004	46	18
2005	38	14
2006	29	13
2007	19	12
2008 and thereafter	13	91

	234
Imputed interest	(30)

	204

It is expected that, in the normal course of business, expiring leases will be renewed or replaced.

The Group leases capacity on its network to other telecommunications companies. These leases are accounted for as operating leases and revenues received are recognized over the life of the leases as follows:

			£ million

2003			5
2004			5
2005			3
2006			1
2007			1
2008 and thereafter			5

The assets held under these leases are accounted for as follows:

	Acquisition	Accumulated
	costs	depreciation	NBV
	£ million	£ million	£ million

At December 31, 2002
Cable and ducting	45	(5)	40
At December 31, 2001
Cable and ducting	45	(3)	42

Depreciation charged on these assets was £2 million and £2 million for the years ended December 31, 2002 and 2001 respectively.

Contingent liabilities
The Group has provided performance bonds in respect of its national licence and to local authorities up to a maximum amount of £7 million (2001: £7 million).

The Group is a party to various other legal proceedings in the ordinary course of business which it does not believe will result, in aggregate, in a material adverse effect on its financial condition or results of operations.

21  RELATED PARTY TRANSACTIONS
Identity of relevant related parties
Liberty Media, Inc (“Liberty”) and Microsoft are related parties of the Group, in that they control or controlled, directly or indirectly, more than 20% of the voting rights of the Company in 2002, 2001 and 2000.

Flextech up to its acquisition on April 19, 2000 was a related party of the Group as Liberty owned more than 20% of the voting rights of Flextech.

UKTV is a related party of the Group, as the Group owns 50% of the voting rights.

TV Travel Group Limited (“TVT”) was a related party of the Group, as the Group owned 37.95% of the voting rights before disposal in 2002.

In 2001 Screenshop Limited (“Screenshop”) became a related party when the Group sold its shareholding in Screenshop to Sit-Up Limited in return for a 39.02% shareholding in Sit-Up Limited.

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Nature of transactions
The Group purchases software and consultancy services from Microsoft, on normal commercial terms. Purchases in the year ended December 31, 2002 amounted to £1 million (2001: £2 million). The balance outstanding in respect of these purchases was £ nil at December 31, 2002 and 2001.

The Group has billed overheads and costs incurred on their behalf to UKTV, TVT and Screenshop of £11 million, £1 million and £1 million (2001: £8 million, £3 million and £1 million) respectively. The Group has also made a loan to UKTV. Interest charged on this loan was £12 million (2001: £12 million). Amounts due from UKTV, TVT and Screenshop at December 31, 2002 were £206 million, £1 million and £4 million respectively (2001: £217 million, £28 million and £ nil respectively).

In the normal course of its business the Group purchases programming from UKTV on normal commercial terms. Purchases in the year ended December 31, 2002 were £13 million (2001: £9 million, 2000: £7 million). The balance due to UKTV at December 31, 2002 was £ nil (2001: £2 million).

22  SUBSEQUENT EVENTS
Since the balance sheet date a number of interest payments which became due were not paid. As a result additional financing arrangements became technically in default. At the date of issue of these financial statements the Senior Convertible Notes 2005, Senior Convertible Notes 2007 and Senior Notes 2010 are technically in default. The total amount of these financing arrangements of £1,005 million has been classified in these accounts as due after more than one year.

The Group is renegotiating its bank facilities and debt financing arrangements. Further details of the proposed Financial Restructuring are included in the Financial Review.

23 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
									2002

	Total		Fourth quarter*		Third quarter		Second quarter		First quarter
	£ million		£ million		£ million		£ million		£ million

Revenue	1,283		307		323		334		319
Operating loss	(2,440)		(2,349)		(31)		(29)		(31)
Finance expenses, net	(283)		(52)		(70)		(61)		(100)
Net loss	(2,776)		(2,458)		(134)		(59)		(125)
Basic and diluted loss per ordinary share	(97	p)	(86	p)	(5	p)	(2	p)	(4	p)

* In the fourth quarter the Group recorded a goodwill impairment charge of £1,445 million, wrote down the value of its investments in affiliates by £130 million and recorded a fixed asset impairment of £841million.

									2001

	Total		Fourth quarter*		Third quarter		Second quarter		First quarter
	£ million		£ million		£ million		£ million		£ million

Revenue	1,254		329		312		315		298
Operating loss	(1,121)		(844)		(83)		(87)		(107)
Finance expenses, net	(472)		(131)		(104)		(95)		(142)
Net loss	(1,741)		(1,122)		(192)		(185)		(242)
Basic and diluted loss per ordinary share	(60	p)	(38	p)	(7	p)	(6	p)	(9	p)

* In the fourth quarter the Group recorded a goodwill impairment charge of £766 million and wrote down the value of its investments in affiliates by £202 million.

Finance expenses include foreign exchange gains and losses on the retranslation or valuation of US Dollar-denominated financial instruments using period end exchange rates and market valuations.

24  SEGMENTAL INFORMATION
The Group applies SFAS 131, Disclosures about Segments of an Enterprise and Related Information. SFAS 131 establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision-making group is the board of directors. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services in different markets. The Group operates in two main segments: Cable and Content. The Cable segment of our business can be subdivided, for revenue purposes only, between four product ranges: Cable Television, Consumer Telephony, Internet and other, and Business Services. The Internet and Other unit comprises internet sales and sales of cable publications. The Content segment provides entertainment content, interactive and transactional services to the UK pay-TV broadcasting market.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. In 2001, the Group changed the structure of its segmental analysis, and certain corresponding information from the previous years has been restated to reflect the change in structure.

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US GAAP
Notes to the Consolidated Financial Statements
continued

24  SEGMENTAL INFORMATION (CONTINUED)
The following tables present summarized financial information relating to the reportable segments for each of the three years ended December 31, 2002:

	Note 2
	2002	2002	2001	2000
	$ million	£ million	£ million	£ million

CABLE
Cable television	541	336	329	279
Consumer telephony	797	495	488	445
Internet and other	101	63	40	16

Total Consumer Division	1,439	894	857	740
Business Services Division	455	283	268	248

Third party revenue	1,894	1,177	1,125	988
Operating costs and expenses	(1,333)	(828)	(822)	(757)
Depreciation[3]	(2,134)	(1,326)	(453)	(392)
Amortization of goodwill[2]	(1,635)	(1,016)	(82)	(86)

Operating loss	(3,208)	(1,993)	(232)	(247)

Share of net loss of affiliates	–	–	(5)	(6)
Additions to property and equipment	737	458	649	587
Investment in affiliates	5	3	2	3
Total assets	5,851	3,635	5,093	5,146

CONTENT
Content division	195	121	143	88
Inter-segmental[1]	(24)	(15)	(14)	(7)

Third party revenue	171	106	129	81
Operating costs and expenses	(183)	(114)	(135)	(101)
Depreciation[3]	(16)	(10)	(16)	(31)
Amortization of goodwill[2]	(691)	(429)	(867)	(61)

Operating loss	(719)	(447)	(889)	(112)

Share of net loss of affiliates and impairment	(190)	(118)	(211)	(9)
Additions to property and equipment	5	3	4	8
Investment in affiliates	600	373	545	781
Total assets	758	471	1,239	2,178

TOTAL
Cable television	541	336	329	279
Consumer telephony	797	495	488	445
Internet and other	101	63	40	16

Total Consumer Division	1,439	894	857	740
Business Services Division	455	283	268	248

Total Cable Division	1,894	1,177	1,125	988
Content division	195	121	143	88
Inter-segmental1	(24)	(15)	(14)	(7)

Total revenue	2,065	1,283	1,254	1,069
Operating costs and expenses	(1,516)	(942)	(957)	(858)
Depreciation[3]	(2,150)	(1,336)	(469)	(423)
Amortization of goodwill[2]	(2,326)	(1,445)	(949)	(147)

Operating loss	(3,927)	(2,440)	(1,121)	(359)
Other expense[2]	(586)	(364)	(690)	(402)
Income tax benefit	45	28	70	6

Net loss	(4,468)	(2,776)	(1,741)	(755)

Share of net loss of affiliates and impairment	(190)	(118)	(216)	(15)
Additions to property and equipment	742	461	653	595
Investment in affiliates	605	376	547	784
Total assets	6,609	4,106	6,332	7,324

[1] Inter-segmental revenues are revenues from sales in our Content Division which are costs in our Cable Division and are eliminated on consolidation.

2 In the fourth quarter of 2002, the Group recorded a goodwill impairment charge of £1,445 million and wrote down the value of its investments in affiliates by £130 million. In the fourth quarter of 2001, the Group recorded a goodwill impairment charge of £766 million and wrote down the value of its investments in affiliates by £202 million.

[3] In the fourth quarter of 2002 the Group recorded a fixed asset impairment of £841 million.

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Supplementary Financial Information
Five year summary (years ended December 31)

	Group
	2002		2001		2000	[3]	1999	[2]	1998	[1]
	£ million		£ million		£ million		£ million		£ million

Balance sheet data
Property and equipment (net)	2,598		3,473		3,289		2,818		2,457
Total assets	4,106		6,332		7,324		4,568		3,978
Investment in affiliates	376		547		784		4		27
Total debt and capital leases[4]	5,654		5,135		4,499		3,268		2,626
Equity	(2,288)		451		2,145		953		1,041
Statement of operations data
Cable television	336		329		279		258		202
Consumer telephony	495		488		445		334		233
Internet and other	63		40		16		17		20
Business Services Division	283		268		248		177		84
Content Division	106		129		81		–		–

Total revenue	1,283		1,254		1,069		786		539

Operating costs and expenses
Consumer programming expenses	(128)		(142)		(132)		(132)		(103)
Business and consumer telephony expenses	(218)		(235)		(235)		(158)		(82)
Content expenses	(70)		(83)		(46)		–		–
Selling, general and administrative	(526)		(497)		(445)		(307)		(208)
Depreciation	(1,336)		(469)		(423)		(305)		(224)
Amortization[5]	(1,445)		(949)		(147)		(62)		(36)

Operating loss	(2,440)		(1,121)		(359)		(178)		(114)

Share of net loss of affiliates[5]	(118)		(216)		(15)		(6)		(19)
Financial expenses, net	(283)		(472)		(385)		(355)		(201)
Net loss	(2,776)		(1,741)		(755)		(541)		(333)
Basic and diluted loss per ordinary share	(97	p)	(60	p)	(28	p)	(25	p)	(23	p)

1 Includes results of General Cable and Birmingham Cable beginning September 1, 1998 (the date they were acquired by the Company).

2 Includes results of Cable London beginning November 23, 1999 (the date it was acquired by the Company).

3 Includes results of Flextech from April 19, 2000 and Eurobell from November 1, 2000 (the dates they were acquired by the Company).

4 See note 15 (Debt) and note 20 (Commitments and contingencies) to the US GAAP Consolidated Financial Statements.

5 In the fourth quarter of 2002 the Group recorded a goodwill impairment charge of £1,445 million, wrote down the value of its investments in affiliates by £130 million and recorded a fixed asset impairment of £841 million. In the fourth quarter of 2001 the Group recorded a goodwill impairment charge of £766 million and wrote down the value of its investments in affiliates by £202 million.

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Shareholder Information

PROPOSED FINANCIAL CALENDAR 2003
First Quarter operating statistics and financial results	May 2003
Announcement of interim results for 2003	July 2003
Third Quarter operating statistics and financial results	November 2003

DEBENTURES – INTEREST PAYMENTS
9 5/8% Senior Debentures due 2006, interest is payable semi-annually on April 1, and October 1. 11% Senior Discount Debentures due 2007, interest is payable semi-annually on April 1, and October 1. 11 1/4% Senior Notes due 2008, interest is payable semi-annually on May 1, and November 1. 5 1/4% Convertible Notes due 2007, interest is payable semi-annually on February 19, and August 19. 9 1/4% Senior Discount Notes due 2009, and 9 7/8% Senior Discount Notes due 2009, interest is payable semi-annually on April 15, and October 15, commencing on October 15, 2004. 9 7/8% Senior Notes due 2010, interest is payable semi-annually on February 1 and August 1. 11 3/8% Senior Discount Notes due 2010, interest is payable semi-annually on February 1 and August 1 commencing on August 1, 2005. 6% Convertible Notes due 2005, interest is payable semi-annually on January 7 and July 7.

Further information regarding the proposed financial restructuring and its effect on the interest payments can be found in the creditors section of the Report of the Directors on page 21.

SHARE AND ADS INFORMATION
The Company’s shares trade under the symbol “TWT” on the London Stock Exchange. American Depositary Shares (“ADS”) (evidenced by American Depositary Receipts (“ADR”)) representing the Company’s shares trade on the Nasdaq Stock Market’s National Market under the symbol “TWSTY”.

On 30 September 2002, the ratio of shares per ADS was changed from 10 shares per ADS to 200 shares per ADS as a result of Nasdaq’s listing requirements for each ADS to trade at $1.00 or more.

The following table sets out, for the periods indicated the high and low middle market quotations for the Company’s shares on the London Stock Exchange and the high and low reported trade prices for the ADS on the Nasdaq Stock Market’s National Market.

		Ordinary Shares	[1]			ADS	[2]
		High		Low		High		Low

2001	First Quarter	161.00	p	100.75	p	$23.50		$14.75
	Second Quarter	139.00	p	83.50	p	$20.40		$11.65
	Third Quarter	93.25	p	23.00	p	$13.14		$3.50
	Fourth Quarter	81.50	p	28.00	p	$11.03		$3.85

2002	First Quarter	67.50	p	11.25	p	$9.75		$1.85
	Second Quarter	13.50	p	2.37	p	$2.04		$0.35
	Third Quarter	3.00	p	0.75	p	$2.60		$0.13
	Fourth Quarter	3.58	p	1.01	p	$10.50		$3.05

1 The prices set out for the Company’s shares are derived from the London Stock Exchange Daily Official List.

2 The prices set out for the ADS are provided by the Nasdaq Stock Market’s National Market.

REGISTRARS AND DEPOSITARY
Enquiries concerning holdings of the Company’s shares should be addressed to the Registrars, who are Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Tel: 0870 600 3964.

Changes in a holder’s address should also be notified in writing to the Registrars.

The Bank of New York is the Depositary for the Company’s ADS programme and all enquiries regarding ADR holder accounts should be directed to: The Bank of New York, ADR Department, 101 Barclay Street, New York NY 10286. Tel: 001 800 524 4458.

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SHAREHOLDERS
As at 26 March 2003, the Company had two shareholders holding 82,507,747 convertible limited voting shares and 45,185 shareholders holding 2,873,546,425 ordinary shares of which 4,153 shareholders, holding 1,826,451,524 ordinary shares, held their shares in the CREST settlement system.

As at 26 March 2003, the Company had seven ADR holders holding 107,167 ADS.

LOW COST SHARE DEALING SERVICE
The Company is pleased to be able to offer shareholders a postal share dealing service through NatWest Stockbrokers Limited and the use of the Instant Share Dealing Service which is available in many NatWest branches. If you would like details of any of these services please contact NatWest Stockbrokers Limited on 0870 600 2050 or e-mail for a brochure at contactces@natwest.com (quoting Telewest Shareholder Service).*

ENQUIRIES
For general investor information please contact:	For all other enquiries please contact:	For postal enquiries please write to:

Richard Williams	Clive Burns	The Company Secretary
Head of Investor Relations	Company Secretary	Telewest Communication plc
Telewest Communications plc	Telephone: 020 7299 5537	Genesis Business Park
160 Great Portland Street	Fax: 020 7299 5494	Albert Drive
London W1W 5QA		Woking
Telephone: 020 7299 5479		Surrey GU21 5RW
Fax: 020 7299 5494

*Insofar as this constitutes an investment advertisement it has been approved by NatWest Stockbrokers Limited for the purposes of Section 21 (2)(b) of the Financial Services and Markets Act 2000 only.

NatWest Stockbrokers Limited is a member of the London Stock Exchange and is regulated by the FSA. Telephone calls with NatWest Stockbrokers may be monitored or recorded in order to maintain and improve service.

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Advisors

Financial Advisors
Schroder Salomon Smith Barney
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Brokers
Dresdner Kleinwort Wasserstein
Kleinwort Benson Securities Limited
PO Box 560
20 Fenchurch Street
London EC3P 3DB

Merrill Lynch
20 Farringdon Road
PO Box 293
London EC1M 3NH

Auditors
KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB

Legal Advisors
(as to English law)
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

(as to US law)
Weil, Gotshal & Manges
One South Place
London EC2M 2WG

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

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